     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 29, 2002
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                             ---------------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                               NOMOS CORPORATION
             (Exact name of registrant as specified in its charter)

             DELAWARE                             3841                            13-3025891
 (State or Other Jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
  Incorporation or Organization)      Classification Code Number)            Identification No.)

                            2591 Wexford Bayne Road
                              Sewickley, PA 15143
                                 (724) 934-8200
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                                John W. Manzetti
                     President and Chief Executive Officer
                               NOMOS Corporation
                            2591 Wexford Bayne Road
                              Sewickley, PA 15143
                                 (724) 934-8200
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                   COPIES TO:

                   Mark I. Baseman                                         Stuart Bressman
                COHEN & GRIGSBY, P.C.                        BROWN RAYSMAN MILLSTEIN FELDER & STEINER LLP
            11 Stanwix Street, 15th Floor                                  900 Third Avenue
                Pittsburgh, PA 15222                                      New York, NY 10022
                   (412) 297-4900                                           (212) 895-2000

                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------
                   TITLE OF EACH CLASS OF                          PROPOSED MAXIMUM             AMOUNT OF
                SECURITIES TO BE REGISTERED                   AGGREGATE OFFERING PRICE(1)    REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------
Common Stock, $0.0001 par value.............................          $50,000,000                 $4,600
-------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED WITHOUT NOTICE. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE OF THESE SECURITIES IS NOT PERMITTED.

                  SUBJECT TO COMPLETION, DATED APRIL 29, 2002

PROSPECTUS

                                            SHARES

                             NOMOS CORPORATION LOGO

                                  COMMON STOCK

     This is an initial public offering of shares of common stock of NOMOS
Corporation. We are offering                shares of common stock. We expect
that the initial public offering price will be between $          and
$          per share. We have applied for approval for trading and quotation of our common stock on the Nasdaq National Market under the symbol "NMOS."

     OUR BUSINESS INVOLVES SIGNIFICANT RISKS. THESE RISKS ARE DESCRIBED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 10.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             ---------------------

                                                              PER SHARE     TOTAL
Public offering price.......................................   $            $
Underwriting discounts and commissions......................   $            $
Proceeds, before expenses, to NOMOS.........................   $            $

     The underwriters may also purchase from us up to an additional shares of common stock at the public offering price, less the underwriting discounts and commissions, to cover over-allotments.

                             ---------------------

SG COWEN                                                      CIBC WORLD MARKETS

                              [INSIDE FRONT COVER]

Heading at the top of the page reads: "HOW WILL WE CHANGE RADIATION NEXT?(TM)". Beneath the heading are six pictures arranged in three rows of two pictures per row. In the top row, on the left side, is a picture of our MIMiC(R) multileaf collimator. In the top row, on the right side, is a CORVUS(R)-generated, cross-sectional image of the human head. In the middle row, on the left side, is a picture of our TALON(R) accessory product. In the middle row, on the right side, is a picture demonstrating patient positioning with our MIMiC multileaf collimator. In the bottom row, on the left side, is a picture of our BAT(R) ultrasound-based targeting system. In the bottom row, on the right side, is a picture of a technician operating a BAT. At the bottom right corner is our logo.

                               TABLE OF CONTENTS

                                        PAGE
Prospectus Summary...................     4
Risk Factors.........................    10
Forward-Looking Statements...........    27
Use of Proceeds......................    28
Dividend Policy......................    28
Capitalization.......................    29
Dilution.............................    30
Selected Consolidated Financial
  Data...............................    31
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................    32
Business.............................    43
Management...........................    64

                                        PAGE
Relationships and Related Party
  Transactions.......................    75
Principal Stockholders...............    79
Description of Capital Stock.........    81
Shares Eligible for Future Sale......    84
United States Tax Consequences to
  Non-United States Holders..........    85
Underwriting.........................    88
Legal Matters........................    89
Experts..............................    90
Where You Can Find Additional
  Information........................    90
Index to Financial Statements........   F-1

                             ---------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL AND SEEKING OFFERS TO BUY SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF COMMON STOCK. INFORMATION ON OUR WEBSITE OR IN OUR PROMOTIONAL LITERATURE IS NOT A PART OF THIS PROSPECTUS.

     UNTIL          , 2002, WHICH IS 25 DAYS AFTER THE DATE OF THIS PROSPECTUS,
ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS REQUIREMENT IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

     The following summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the risk factors and the consolidated financial statements and related notes, before deciding to invest in our common stock.

                               NOMOS CORPORATION

     We develop, sell and service advanced medical equipment products that are designed to improve the safety and effectiveness of radiation therapy in the treatment of tumorous cancers. We pioneered the commercialization of a technology known as intensity modulated radiation therapy, or IMRT. In contrast to conventional radiation therapy, in which the patient is treated with large, uniform beams, IMRT delivers many smaller radiation beams, with the intensity and angle of these radiation beams varied, or modulated, across the target area of the patient being treated. This allows a doctor to deliver an elevated dose of radiation to the tumor, while limiting the amount of harmful radiation directed at nearby healthy tissue. Our products were used to treat the first patient ever with IMRT in 1994 and, in 1996, we introduced the first commercial IMRT planning and delivery system to the market. Although there is limited market data available, we believe that our IMRT planning products have been used to plan the treatment of a substantial majority of all IMRT patients worldwide. In addition to our IMRT products, we have products that are designed to improve
1) the verification of tumor location and 2) the accuracy and predictability of radiation doses. We have continued to introduce innovative products to the market that are designed to improve the safety and effectiveness of radiation therapy.

     Our IMRT and related radiation therapy products are now used at over 200 hospitals and freestanding clinics, including some of the world's preeminent cancer institutions. Currently, our products are predominantly used in the treatment of tumors of the prostate, head, neck and spinal cord. In addition to our products, we offer our customers an experienced and knowledgeable customer support staff and high-quality customer service. We had total revenues, including service revenues, of $24.5 million and net income of $76,000 in 2001. As of December 31, 2001, we had nine U.S. patents, with one additional U.S. patent application and six foreign patent applications pending.

                           OUR PRODUCTS AND SERVICES

     We offer a wide range of IMRT and related radiation therapy products that can be used together or with components produced by other manufacturers. Customers use our products in conjunction with linear accelerators, which are the machines that generate the energy beams used in radiation therapy. We do not produce linear accelerators. However, our products are designed to be compatible with all major linear accelerators currently on the market.

     - CORVUS. Our IMRT planning software product, CORVUS, helps improve the planning of IMRT treatments. CORVUS allows a doctor to input the desired radiation dose outcome, both for the tumor and for the surrounding healthy tissue. CORVUS then builds a plan to achieve that outcome by testing and rejecting millions of beam intensities and angles.

     - MIMiC. Our MIMiC product is a multileaf collimator, which is a device that defines the size, shape and intensity of the radiation beams in IMRT treatments. MIMiC was specifically designed for delivering IMRT with CORVUS, and we believe it offers a number of advantages over competing multileaf collimators.

     - PEACOCK. Our integrated IMRT planning and delivery system, PEACOCK, combines CORVUS and MIMiC. PEACOCK can upgrade a linear accelerator that does not have IMRT capabilities by providing it with the ability to deliver IMRT treatments. PEACOCK is typically less than half the cost of a new IMRT-equipped linear accelerator and can be installed with significantly less down time to the treatment center.

     - BAT. Our ultrasound-based targeting system, BAT, enables doctors to improve daily alignment and verification of tumor location and to make appropriate adjustments when the tumor has moved inside the patient's body. BAT has been predominantly used by hospitals and clinics in treating prostate cancer, as the prostate can move significantly from one treatment session to the next. BAT is used in conjunction with both IMRT and conventional radiation therapy systems.

     - PEREGRINE. Our radiation dose calculation software product, PEREGRINE, is designed to improve the accuracy of radiation treatment plans by adjusting for the varying radiation absorption rates of different tissue structures that surround, or are adjacent to, a tumor. PEREGRINE is designed to be used in conjunction with both IMRT and conventional radiation therapy planning systems.

     - Accessory Products. We also have developed and sell several accessory products that are used in conjunction with our core products to enhance their functionality.

     In addition to our product offerings, we generate revenues from providing customer support and services. We maintain a dedicated customer support team, the goals of which are to increase customer satisfaction and provide professional support and training resources for our customers and our sales department.

                             OUR MARKET OPPORTUNITY

     It is estimated that in 2000, there were over 10 million cases of cancer in the world, excluding skin cancers. In the United States alone, approximately 1.3 million new cases of cancer, excluding many noninvasive and skin cancers, are expected to be diagnosed in 2002. Radiation therapy is the primary treatment option for localized tumorous cancers, and approximately 50% of cancer patients in the United States are treated with radiation at some time during the course of their disease. We believe that IMRT represents a significant improvement over conventional radiation planning and delivery for treating several types of cancers, particularly where the tumor has an irregular shape or is adjacent to a vital organ or other sensitive tissue.

     We estimate that there are approximately 3,000 linear accelerators installed worldwide that do not have IMRT capabilities. We view each of these linear accelerators as a potential sale opportunity for PEACOCK. We estimate that there are approximately 4,000 linear accelerators installed worldwide that do have IMRT capabilities, with hundreds more being installed annually. We view each of these linear accelerators as a potential sale opportunity for CORVUS. We view each installed linear accelerator worldwide, whether it has IMRT capabilities or not, as a potential sale opportunity for BAT and PEREGRINE.

                             OUR BUSINESS STRATEGY

     Our goal is to be the commercial and technological leader in the worldwide market for advanced radiation treatment planning and delivery products and services. The key elements of our strategy are to:

     - Educate Our Target Market and Enhance Our Brand Awareness. We intend to expand our marketing efforts and further educate our target audience on the benefits of IMRT cancer treatment in general and our IMRT and related products in particular. We consider our primary target audience to be doctors and medical physicists at leading cancer treatment institutions, hospitals and freestanding clinics, as well as cancer patients.

     - Expand Our Sales Capabilities and Channels. We intend to expand our sales efforts in order to further penetrate our existing and potential geographic markets. The primary focus of our sales efforts will continue to be the United States. However, we also plan to increase our sales efforts in Asia and Europe. We intend to increase the size of our internal marketing and sales staff and to expand our relationships with distributors and other key industry participants.

     - Provide Exceptional Customer Support and Service. We intend to continue to provide high-quality support and service to our customers and to expand the range of our services. We believe that providing exceptional customer support and service will continue to enhance our reputation in the radiation therapy marketplace, help differentiate us from our competitors and further enable us to obtain recurring service revenues from a growing installed base of products.

     - Maintain Our Position as a Technology Innovator. We developed the products used to treat the first patient ever with IMRT in 1994 and were the first to market with several product offerings. We plan to continue to advance our current technology and develop or acquire new or compatible technologies in order to 1) enhance the speed, accuracy and overall functionality of our existing products and 2) address or create new opportunities in the advanced radiation therapy marketplace. We plan to remain focused on identifying, developing and delivering technological innovations to the marketplace.

     - Expand the Application of Our Technology to Treat Different Types of Cancers. Currently, our IMRT and related products are used predominantly in the treatment of tumors of the prostate, head, neck and spinal cord. Our goals are to 1) further develop our IMRT technology to the point that the clinical results of treating other types of cancer with IMRT are better than the results obtainable with conventional treatments and 2) continue to improve our IMRT products to reduce treatment times and improve their ease of use in treating these other types of cancer.

     - Pursue Selective Business Growth Opportunities. We plan to pursue selective acquisitions more aggressively, particularly those that could assist us in advancing our technologies and increasing our market penetration. As an alternative or in addition to acquisitions, we may choose to license complementary technologies from third-parties.

                             CORPORATE INFORMATION

     We were incorporated in Delaware in 1979 under the name Cybernetics, Inc. We changed our name to Medical Equipment Development Company, Inc. in 1980 and then to NOMOS Corporation in 1993. Our principal executive offices are located at 2591 Wexford Bayne Road, Sewickley, Pennsylvania 15143. Our telephone number is (724) 934-8200.

     NOMOS(R), PEACOCK(R), MIMiC(R), CORVUS(R), BAT(R), BEAK(R), TALON(R) and CRANE(R) are our trademarks. PEREGRINE(TM) is a trademark of The Regents of the University of California. All other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

                                  THE OFFERING


Common stock we are offering...............................            shares
Common stock to be outstanding after this offering.........            shares
Underwriters' over-allotment option........................            shares
Use of proceeds............................................   We intend to use our net proceeds from
                                                              this offering for research and
                                                              development, sales and marketing, working
                                                              capital and general corporate purposes,
                                                              including potential acquisitions.
Proposed Nasdaq National Market symbol.....................   NMOS

     The number of shares of common stock to be outstanding after this offering is based on 14,028,345 shares of common stock outstanding as of December 31, 2001. This number includes shares to be issued upon conversion of all of our outstanding convertible preferred stock concurrently with the completion of this offering. It excludes:

     - 3,761,816 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2001, which options have a weighted average exercise price of $2.81 per share;

     - 277,343 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2001, which warrants have a weighted average exercise price of $6.90 per share; and

     - 2,915,132 shares available for future issuance under our 2001 Stock Option Plan as of December 31, 2001.

                             ---------------------

     Except where we state otherwise, the information we present in this prospectus reflects:

     - no exercise of the underwriters' over-allotment option;

     - the automatic conversion of our Series A, Series B and Series C convertible preferred stock into a total of 7,304,605 shares of common stock concurrently with the completion of this offering; and

     - the filing of our amended and restated certificate of incorporation concurrently with the completion of this offering.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following summary consolidated statement of operations data are derived from, and qualified by reference to, the consolidated financial statements and related notes appearing elsewhere in this prospectus.

                                                                YEARS ENDED DECEMBER 31,
                                                              -----------------------------
                                                                1999       2000      2001
                                                              --------   --------   -------
STATEMENT OF OPERATIONS DATA:
Revenues....................................................  $  9,950   $ 13,362   $24,505
Cost of revenues............................................     5,797      6,715    10,265
                                                              --------   --------   -------
Gross profit................................................     4,153      6,647    14,240
                                                              --------   --------   -------
Operating expenses:
  Research and development..................................     3,954      4,479     4,152
  Sales and marketing.......................................     4,326      4,253     5,378
  General and administrative................................     3,827      3,296     2,951
  Write-off of investments (1)..............................       450      3,000        --
  Stock-based compensation..................................        --         --     1,786
                                                              --------   --------   -------
Total operating expenses....................................    12,557     15,028    14,267
                                                              --------   --------   -------
Loss from operations........................................    (8,404)    (8,381)      (27)
Interest and other income (expense), net....................      (912)    (1,997)      103
                                                              --------   --------   -------
Income (loss) from continuing operations....................    (9,316)   (10,378)       76
Loss from discontinued operations (2).......................    (7,001)    (1,155)       --
                                                              --------   --------   -------
Net (loss) income...........................................   (16,317)   (11,533)       76
Less preferred dividends....................................        --         --    (1,226)
                                                              --------   --------   -------
Net loss applicable to common stock.........................  $(16,317)  $(11,533)  $(1,150)
                                                              ========   ========   =======
Net loss per share, basic and diluted:
  Continuing operations.....................................  $  (1.83)  $  (1.88)  $ (0.20)
  Discontinued operations...................................     (1.38)      (.21)       --
                                                              --------   --------   -------
                                                              $  (3.21)  $  (2.09)  $ (0.20)
                                                              ========   ========   =======
Weighted average shares used in computing net loss per
  share, basic and diluted..................................     5,083      5,511     5,627
Pro forma net income per share, basic and diluted (3).......                        $  0.01
                                                                                    =======
Shares used in computing pro forma net loss per share, basic
  and diluted (3)...........................................                         12,932

---------------

(1) APMG (1999) and Med-Tec (2000)

(2) Represents the operating losses, asset write-offs and additional costs associated with the disposition of Radiation Oncology Computer Systems, Inc.
    (ROCS) in November 2000. See notes to the consolidated financial statements appearing elsewhere in this prospectus.

(3) Pro forma amounts reflect the conversion of preferred stock into 7,304,605 shares of common stock and adding back $1,226,000 in preferred dividends.

     Net loss per common share is computed based upon the weighted average number of common shares outstanding. Dilutive securities include options, warrants and convertible preferred stock. Shares of potentially dilutive securities totaling 3,804,834, 5,188,346 and 11,862,449 for the years ended December 31, 1999, 2000, and 2001, respectively, were excluded from basic and diluted loss per share because of their antidilutive effect.

     The following table summarizes our balance sheet data at December 31, 2001:

     - on an actual basis;

     - on a pro forma basis to reflect the automatic conversion of outstanding shares of convertible preferred stock as of December 31, 2001 into 7,304,605 shares of common stock; and

     - on a pro forma as adjusted basis to reflect our sale of      shares of
       common stock offered by us at an assumed initial public offering price of after deducting underwriting discounts, commissions and estimated offering expenses payable by us, and the application of our estimated net proceeds.

                                                            AS OF DECEMBER 31, 2001
                                                     --------------------------------------
                                                                                 PRO FORMA
                                                     ACTUAL      PRO FORMA      AS ADJUSTED
                                                     -------     ---------      -----------
                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents..........................  $ 5,991      $ 5,991
Working capital....................................    5,921        5,921
Total assets.......................................   15,871       15,871
Long-term obligations, net of current portion......       --           --
Redeemable Series C preferred stock................    5,862           --
Total stockholders' equity.........................      951        6,813

                                  RISK FACTORS

     An investment in our common stock involves significant risks. You should carefully consider the risks described below and the other information in this prospectus, including our consolidated financial statements and related notes, before you decide to buy our common stock. If any of the following risks actually occurs, our business prospects, financial condition and results of operations could be materially harmed, the trading price of our common stock could decline and you could lose all or part of your investment. The risks and uncertainties described below are those that we currently believe may materially affect us. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial also may become important factors that affect us.

                   RISKS RELATED TO OUR BUSINESS AND INDUSTRY

DOCTORS AND HOSPITALS MAY NOT ADOPT OUR PRODUCTS AND TECHNOLOGIES AT LEVELS SUFFICIENT TO SUSTAIN OUR BUSINESS OR TO ACHIEVE OUR DESIRED GROWTH RATE.

     IMRT is a relatively new technology and, to date, we have attained only limited penetration of the total potential worldwide market. Our future growth and success depends upon creating broad awareness and acceptance of IMRT generally and our products in particular by doctors, hospitals and freestanding clinics, as well as patients. This will require substantial marketing and educational efforts, which will be costly and may not be successful. Our target customers may not adopt IMRT-based technologies or may adopt them at a rate that is slower than we desire. In addition, potential customers who decide to utilize IMRT may choose to purchase our competitors' IMRT products. Important factors that will affect our ability to attain broad market acceptance of our products include:

     - doctor and patient awareness and acceptance of IMRT and our products;

     - the real or perceived efficacy and safety of IMRT and our products;

     - the relationship between the cost of our products and the real or perceived medical benefits of IMRT and our products;

     - the relationship between the cost of our products and the financial benefits to our customers of using our products, which will be greatly affected by the coverage of, and reimbursement for, IMRT treatment and ultrasound guidance by governmental and private third-party payors; and

     - market perception of our ability to continue to grow our business and develop enhanced IMRT products.

     Failure of our products to gain broad market acceptance could cause our revenues to decline and our business to suffer.

THERE IS CURRENTLY A LACK OF LONG-TERM DATA REGARDING THE SAFETY AND EFFECTIVENESS OF IMRT PRODUCTS AND NEGATIVE DATA OR THE CONTINUED LACK OF ADEQUATE SUPPORTING DATA COULD ADVERSELY AFFECT MARKET ACCEPTANCE OF OUR PRODUCTS.

     Although we estimate that our IMRT products have been used to treat thousands of patients worldwide, this is still a statistically small number and these treatments have primarily involved tumors of the prostate, head, neck and spinal cord. If we are unable to obtain additional and more comprehensive clinical studies, or if long-term clinical studies fail to confirm the effectiveness of IMRT or our products or, if they fail to establish the effectiveness of IMRT or our products for treating other types of cancer, our sales could fail to increase, or could decrease. For example, some recognized members of the radiation oncology community have expressed skepticism as to the relative benefits of IMRT treatments other than for limited types of cancer such as prostate cancer, where mortality is closely linked to recurrence of the local tumor. They point out that in many types of cancer, such as breast cancer, mortality is usually a result of metastasis, meaning the expansion of the cancer to other parts of the patient's body, and that eliminating or controlling the growth of the local tumor, which is the goal of IMRT treatments, does little to prevent this from occurring.

     Some theoretical and non-clinical studies have suggested that the use of IMRT and potentially our products may cause serious negative side effects associated with increased radiation delivered to the patient. If future clinical studies confirm that these negative side effects occur as a result of IMRT treatments, our sales could fail to grow or could decline. Further, because some of our data has been produced in studies involving small patient sample sizes, the results of these studies may not be representative of the results that will be achieved in studies involving larger patient sample sizes.

     IMRT, whether using our products or those of our competitors, requires a substantial departure from customary quality assurance practices. The complexity and dynamic nature of IMRT deliveries make new demands on patient plan and dose verification. These difficulties and departures from customary practices may impede market acceptance of IMRT in general and our products in particular.

     Our MIMiC product, and therefore our PEACOCK product, which includes MIMiC as its multileaf collimator, delivers radiation by focusing the radiation along narrow strips, delivered in successive, adjacent rotations. In other words, the radiation is delivered slice-by-slice. This is in contrast to the method of delivery of most multileaf collimators, which treat larger portions of the patient's body at one time. Some clinicians have expressed concern about our slice-by-slice form of delivery. Their first concern is about the precision of delivery of these adjacent strips of radiation. Accurate positioning must be accomplished in order to deliver the radiation correctly. Errors in positioning could lead to excesses or deficits of radiation in the border regions of these strips. A second concern is that there could be motion of the tissues, or of the patient, within these strips that would result in critical body parts or organs moving in or out of the strips such that they are overtreated or undertreated. These concerns may lead some institutions to consider competitors' products that use alternative methods of delivering IMRT.

     Although we believe that the general benefits of IMRT may be applicable to types of cancer other than prostate, head, neck and spine, further research, clinical data and years of experience will likely be required before there can be broad acceptance for the use of IMRT treatments for these other types of cancer.

IMRT TREATMENTS EXPOSE PATIENTS TO INCREASED RADIATION LEAKAGE, WHICH COULD POTENTIALLY CAUSE LONG-TERM DELETERIOUS SIDE EFFECTS, INCLUDING INDUCED CANCER.

     In both IMRT and conventional radiation therapy, there is radiation leakage, which means radiation that escapes from the linear accelerator and is absorbed by the patient outside the area of the patient's body being treated. Leakage occurs at all times when the linear accelerator is producing radiation. In IMRT treatments, the linear accelerator is required to produce radiation for a longer period of time overall as compared to conventional radiation treatments. Also, in IMRT treatments there is additional leakage that is transmitted through or between the leaves of the multileaf collimator itself. As a result, even though IMRT can result in a reduction of high dosage radiation directed at the area surrounding the tumor, there is an increase in the overall radiation leakage to which the patient is exposed due to the longer periods of radiation delivery.

     The increased radiation leakage associated with IMRT treatments could require additional room shielding to protect clinic personnel. In addition, concerns have been raised by some researchers that the increase in overall radiation leakage to which IMRT patients are exposed may have deleterious long-term effects, including the potential for inducing cancer. These researchers showed, using theoretical analyses, that the total increase in radiation leakage from IMRT, when compared to the radiation leakage from conventional radiation treatments, could be 300%-600% in the case of fixed angle IMRT treatments (the type of treatment used by many IMRT delivery systems) and 600%-1,000% in the case of slice-by-slice rotational IMRT treatments (the type of treatment used by PEACOCK and MIMiC). A later study, using measurements to determine the actual dosage received from leakage during rotational IMRT treatments confirmed that the dosages were substantially higher for rotational IMRT than for conventional radiation treatment, although not as much as was predicted by the theoretical studies.

     We are not aware of any studies that have determined whether the possible increased long-term risk of induced cancers from IMRT is significant. This risk, or perceived risk, of induced cancers could slow or prevent expanded use of IMRT to treat additional types of cancers and could even result in decreased usage

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of IMRT to treat cancers currently treated with IMRT if the increased risk is shown or believed to be significant.

IF GOVERNMENTAL AND PRIVATE THIRD-PARTY PAYORS DO NOT REIMBURSE HEALTHCARE PROVIDERS AT FAVORABLE RATES FOR USE OF OUR PRODUCTS, OUR REVENUES COULD DECLINE.

     Hospitals and freestanding clinics may be less likely to purchase our products if they cannot be assured of receiving favorable reimbursement for treatments using our products from third-party payors, such as Medicare, Medicaid and private health insurance plans. Medicare pays hospitals, freestanding clinics and physicians a fixed amount for services using our products, regardless of the costs incurred by those providers in furnishing the services. Such providers may perceive the set reimbursement amounts as inadequate to compensate for the costs incurred, and thus may be reluctant to furnish the services for which our products are designed. Moreover, third-party payors are increasingly challenging the pricing of medical procedures or limiting or prohibiting reimbursement for some services or devices, and we cannot be sure that they will reimburse our customers at levels sufficient to enable us to achieve or maintain sales and price levels for our products. There is no uniform policy on reimbursement among third-party payors, and we can provide no assurance that procedures using our products will qualify for reimbursement from third-party payors or that reimbursement rates will not be reduced or eliminated. A reduction in or elimination of third-party payor reimbursement for treatments using our products would likely have a material adverse effect on our revenues.

     Furthermore, any federal and state efforts to reform government and private healthcare insurance programs could significantly affect the purchase of healthcare services and products in general, and demand for our products in particular. We are unable to predict whether potential reforms will be enacted, whether other healthcare legislation or regulation affecting our business may be proposed or enacted in the future, or what effect any such legislation or regulation would have on our business, financial condition or results of operations.

     The federal Medicare program currently reimburses hospitals and freestanding clinics for IMRT treatments, including treatments using our MIMiC and CORVUS products. Medicare reimbursement amounts typically are reviewed and adjusted at least annually. Medicare reimbursement policies are reviewed and revised on an ad hoc basis. Future adjustments could be made to these reimbursement policies or amounts, which could result in reduced or no reimbursement for IMRT services. Changes in Medicare reimbursement policies or amounts affecting hospitals and freestanding clinics could negatively affect market demand for our products.

     Similarly, Medicare reimbursement policies and amounts concerning ultrasound guidance used concurrently with radiation treatment delivery could affect market demand for our BAT product, which in 2001 represented approximately 43% of our total revenues. On November 30, 2001, the Centers for Medicare and Medicaid Services, a federal agency within the U.S. Department of Health and Human Services responsible for administering the Medicare and Medicaid programs, announced that it would no longer separately reimburse hospitals for both ultrasound guidance and radiation therapy treatment, and that it would instead include payment for the costs associated with the ultrasound guidance into the payment for the therapy procedure. See "Business - Third-Party Reimbursement." Beginning with implementation of this change, which took effect on April 1, 2002, hospitals furnishing radiation treatment to Medicare beneficiaries receive the same reimbursement for the service regardless of whether ultrasound guidance is also used. We believe that this change may discourage hospitals from purchasing BAT, and therefore sales of BAT may be lower. Medicare continues to provide separate reimbursement amounts for radiation treatment delivery and ultrasound guidance to freestanding clinics when furnished together in such settings, although this also is subject to change in the future.

     Private third-party payors often adopt Medicare reimbursement policies and payment amounts. As such, Medicare reimbursement policy and payment amount changes concerning our IMRT products and our BAT product also could be extended to private third-party payor reimbursement policies and amounts, and could affect demand for our products in those markets as well.

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     Acceptance of our products in foreign markets could be affected by the availability of adequate reimbursement or funding, as the case may be, within prevailing healthcare payment systems. Reimbursement, funding and healthcare payment systems vary significantly by country and include both government-sponsored healthcare and private insurance. We can provide no assurance that third-party reimbursement will be made available with respect to treatments using our products under any foreign reimbursement system.

WE FACE INTENSE COMPETITION FOR THE LIMITED FUNDS THAT HOSPITALS AND FREESTANDING CLINICS HAVE TO INVEST IN CAPITAL EQUIPMENT PURCHASES.

     Both large and small hospitals and freestanding clinics in the United States today have limited funds for capital equipment purchases. Even if the doctors at a particular institution support the purchase of one of our products, the hospital or clinic administrator may not authorize the necessary funds. Until such time, if ever, that IMRT generally and our IMRT and other core products specifically become more widely known and accepted, hospitals and freestanding clinics could use their limited funds to buy competitive products, including conventional radiation treatment planning and delivery systems.

ONE OF OUR PRIMARY MARKETS IS THE MARKET FOR UPGRADING LINEAR ACCELERATORS THAT DO NOT HAVE IMRT CAPABILITIES TO PROVIDE THEM IMRT CAPABILITIES. THIS MARKET WILL SHRINK OVER TIME, THEREBY LIMITING OUR POTENTIAL REVENUES.

     A significant portion of our revenues is derived from the sale of our IMRT products to customers who decide to upgrade linear accelerators that do not have IMRT capabilities to enable them to deliver IMRT treatments. Most of these linear accelerators are older models. An important selling point is that PEACOCK costs significantly less than the purchase of a new, IMRT-equipped linear accelerator. Selling CORVUS to customers with newer multileaf collimator-equipped linear accelerators is often difficult because these linear accelerators may be offered with IMRT planning software at little or no additional cost. Accordingly, to make a sale, we need to convince these potential customers that CORVUS is sufficiently superior to the IMRT or conventional radiation treatment planning software products offered by the manufacturer to justify the additional costs of purchase. Selling PEACOCK and MIMiC to potential customers with newer multileaf collimator-equipped linear accelerators is even more difficult because, in addition to the incremental costs of purchase, these potential customers may be reluctant to incur the additional downtime required to replace the factory installed multileaf collimator with MIMiC. We estimate that there are approximately 7,000 linear accelerators currently installed worldwide and that approximately 3,000 of these do not have IMRT capabilities. Over time, if more institutions purchase new linear accelerators that are IMRT-equipped or upgrade their older accelerators with technology from our competitors, the market for upgrading linear accelerators that do not have IMRT capabilities will shrink and may become saturated, which could adversely affect our sales and limit our potential revenues.

WE ARE DEPENDENT ON OUR CORE TECHNOLOGIES FOR FUTURE REVENUES. WE CANNOT ASSURE YOU THAT OUR COMPETITORS, MANY OF WHOM HAVE GREATER RESOURCES THAN WE DO, WILL NOT DEVELOP SUPERIOR TECHNOLOGIES OR OTHERWISE BE ABLE TO COMPETE AGAINST US MORE EFFECTIVELY.

     We expect that our current core products, including CORVUS, PEACOCK, BAT and PEREGRINE, will generate a substantial part of our revenues for the foreseeable future. We will need to continue to develop enhancements to these products and improvements to our core technologies in order to compete effectively. Rapid change and technological innovation characterize the marketplace for medical products, and our competitors could develop technologies that are superior to ours or that render our products obsolete. The domestic and foreign markets for radiation therapy equipment are highly competitive. Many of our competitors and potential competitors have substantial installed bases of products and significantly greater financial, research and development, marketing and other resources than we do. Competition may increase as emerging and established companies enter the field. In addition, the marketplace could conclude that the tasks our products were designed to perform are no longer elements of a generally accepted treatment regimen. This could result in our having to reduce production volumes or discontinue production of one or more products.

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     Our single largest competitor in the IMRT market is Varian Medical Systems,
Inc. Varian is the largest worldwide manufacturer, in terms of market share, of linear accelerators. Linear accelerators are the machines that generate the radiation energy beams used in both IMRT and conventional radiation treatment. Varian markets its own line of IMRT products, including several models of multileaf collimators and an IMRT inverse planning software package, which it often includes with its linear accelerators. Varian is also one of the principal providers of record and verify systems, which are systems that keep track of all critical information in the treatment of radiation therapy patients and allow the planning system to communicate with the linear accelerator.

     We also compete with Siemens Medical Systems, Inc. and Elekta A.B., each of which manufactures one or more multileaf collimators that compete with MIMiC and, therefore, with our integrated system, PEACOCK. There are several other companies that currently offer or plan to offer IMRT modules, which typically add IMRT functionality to conventional radiation treatment planning products. Finally, we compete with all manufacturers of conventional radiation therapy products who are devoting substantial resources to promoting their products.

     Because we are a relatively small company, there is a risk that potential customers will purchase products from larger manufacturers, even if our products are technically superior, based on the perception that a larger, more established manufacturer may offer greater certainty of continued product improvements, support and service.

ALTERNATIVE TECHNOLOGIES COULD PROVE TO BE SUPERIOR TO IMRT, AND PHYSICIAN ADOPTION OF OUR PRODUCTS COULD SUBSTANTIALLY DECREASE.

     We face competition from companies that are developing, marketing and manufacturing alternative therapies to radiation for the treatment of tumorous cancers. It is possible that advances in the pharmaceutical, bio-medical or gene-therapy fields could render some or all radiation therapies obsolete. Even incremental advances in competing technologies could result in the rejection of our products as a part of a generally accepted diagnostic or treatment regimen. If alternative therapies are proven or perceived to offer treatment options that are superior or more cost effective than the treatments our products provide, then physician adoption of our products could be negatively affected and our revenues could decline.

ANY FUTURE CHANGES IN THE CONFIGURATION OF THE MOST COMMON LINEAR ACCELERATORS COULD REQUIRE COSTLY AND TIME-CONSUMING MODIFICATIONS TO OUR IMRT PRODUCTS THAT COULD HARM OUR BUSINESS.

     Our IMRT products are designed to be used in conjunction with all of the major linear accelerators currently in use. When manufacturers modify the design or functionality of their machines, however, we are often required to modify our products to ensure compatibility. Future changes cannot be predicted and, in the case of linear accelerator manufacturers who are our competitors, could be made or timed to place us at a competitive disadvantage. Responding to these changes can be costly and time-consuming. We could be required to obtain additional regulatory clearances for any modifications of our products. It is also possible that, despite our best efforts, we might be unable to make our products compatible with new or modified versions of linear accelerators or might only be able to do so at a prohibitive expense.

IF WE ARE UNABLE TO COMPLETE CURRENT DEVELOPMENTS OR TO DEVELOP NEW ENHANCEMENTS AND NEW GENERATIONS OF PRODUCTS, WE MAY BE UNABLE TO RETAIN OUR EXISTING CUSTOMERS OR ATTRACT NEW CUSTOMERS.

     Rapid and significant technological change, evolving industry standards and new product introductions characterize the market for our products. Many of our products are technologically innovative and require significant planning, design, development and testing. These activities require significant capital commitments and investment on our part.

     New product developments in the healthcare industry are inherently risky and unpredictable. These risks include:

     - failure to prove feasibility;

     - time required from proof of feasibility to routine production;

     - timing and cost of regulatory approvals and clearances;

     - competitors' response to new product developments;

     - manufacturing, installation, warranty and maintenance cost overruns;

     - failure to obtain customer acceptance and payment;

     - customer demands for retrofits of both old and new products; and

     - excess inventory caused by phase-in of new products and phase-out of old products.

     The high cost of technological innovation is coupled with rapid and significant change in the regulations governing the products that compete in our market, by industry standards that could change on short notice, and by the introduction of new products and technologies that could render existing products and technologies uncompetitive. We cannot be sure that we will be able to successfully develop new products or enhancements to our existing products. Without successful new product introductions, our revenues will likely suffer. Even if customers accept new or enhanced products, the costs associated with making these products available to customers could reduce or prevent us from increasing our operating margins.

     In addition, we are still in the process of finalizing the development of PEREGRINE in order to allow it to be used clinically to treat patients and to enable it to be used with a broader range of linear accelerators and treatment planning systems without the need for extensive commissioning and testing. We may encounter problems with the performance or implementation of these developments. An inability to complete these developments on a timely basis could adversely affect our relationship with the early purchasers of PEREGRINE, and could adversely impact our ability to sell PEREGRINE to new customers. Any failure to successfully complete these developments could also hurt our reputation and, therefore, adversely impact sales of our other products.

IF WE DO NOT PROVIDE QUALITY CUSTOMER SUPPORT AND SERVICE, WE COULD LOSE CUSTOMERS AND OUR OPERATING RESULTS COULD SUFFER.

     Our ability to provide quality support and service to our customers and healthcare professionals is critical to our success. To effectively compete, we must continue to build and maintain strong customer support and service and strong brand awareness among our customers, much of which is based upon personal referrals and word of mouth. In order to build and maintain brand awareness, we must hire and retain customer support and service personnel who are able to provide our customers with answers to questions regarding our products. Any failure or disruption of our customer support and service operations could cause us to lose customers and harm our business.

WE COULD BEGIN TO FACE COMPETITION FOR OUR CUSTOMER SUPPORT AND SERVICES, WHICH COULD ADVERSELY AFFECT OUR REVENUES AND COULD LEAD TO THE DEFECTION OF IMPORTANT EMPLOYEES.

     Currently, we believe we are the only provider of support and services for our products, from which we derive a substantial portion of our revenues. Competition to support and service our products could increase if and as our products become more widely accepted. This could result in a loss of service revenue. In addition, competitors could seek to hire away our customer support and service personnel, which, if successful, could adversely affect our ability to provide product support and services and result in competition for the servicing of our products.

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OUR LIMITED OPERATING HISTORY MAKES EVALUATING OUR BUSINESS AND FUTURE PROSPECTS
DIFFICULT.

     Although we have been in existence since 1979, we have only had significant operations in our current markets since 1994, and most of our senior management has joined us since 1999. In addition, we went through a significant restructuring in the latter part of 2000, which is described in more detail in "Management's Discussion and Analysis of Financial Condition and Results of Operations." Moreover, two of our primary products, BAT and PEREGRINE, only recently came onto the market, and we have encountered only limited direct competition for these products. This limited operating history may not be adequate to enable you to fully assess our ability to achieve further market acceptance of our products, to continue to grow our business and to compete effectively.

WE HAVE A HISTORY OF OPERATING LOSSES AND WE ANTICIPATE SIGNIFICANT INCREASES IN OUR OPERATING EXPENSES OVER THE NEXT SEVERAL YEARS, WHICH COULD LIMIT OUR ABILITY TO MAINTAIN PROFITABILITY.

     We had operating losses in each of our operating years through 2000. In 2001, we had a modest profit. As of December 31, 2001, we had an accumulated deficit of approximately $76.2 million. We anticipate that our operating expenses will increase for the foreseeable future as we expand our sales and marketing and our research and development efforts. As a result of these increased expenses, we will need to generate significantly higher revenues to maintain profitability. We cannot be certain that we will maintain profitability in the future or, if we achieve profitability, that we will maintain it. If we do not maintain profitability, the market price of our common stock is likely to decline, perhaps substantially.

WE RELY ON SEVERAL SOLE SOURCE SUPPLIERS AND A LIMITED NUMBER OF OTHER SUPPLIERS TO PROVIDE SIGNIFICANT COMPONENTS USED IN OUR PRODUCTS, SOME OF WHICH HAVE BECOME, AND OTHERS OF WHICH COULD SOON BECOME, OBSOLETE OR DIFFICULT TO OBTAIN OR SERVICE. A SIGNIFICANT INTERRUPTION IN SUPPLY COULD PREVENT OR LIMIT OUR ABILITY TO ACCEPT AND FILL ORDERS FOR OUR PRODUCTS.

     Although we perform final product assembly of our products, we purchase all major components from third-party suppliers. We currently rely on a single source of supply for several key materials and components and obtain various other components from a limited number of sources. We believe that we have enough of these components on order and in inventory to survive a short-term interruption in supply. However, in the event of any extended or recurring interruption, or if any of the significant components to our products become obsolete or are no longer manufactured, we could be required to redesign our products or seek alternative supply sources, which could significantly impair our ability to sell these products. In some cases, we expect it would take several months, or longer, for a new supplier to begin providing components to our specifications. In addition, we could be required to make a new or supplemental filing with the FDA and other applicable regulatory authorities and may have to obtain clearance or other regulatory approvals prior to marketing a product containing new components. We may be unable to obtain the necessary regulatory clearances or approvals on a timely basis, if at all.

     Some of our products, including CORVUS, utilize some components that have become dated and are becoming increasingly difficult to obtain because they are no longer widely used in their principal markets. We are taking steps, including appropriate design changes, that we expect will enable these products to use readily available alternative components. However, we may encounter problems with the performance or implementation of these steps, including problems with regulatory approvals that might be required for these design changes or changes in components. Any inability to obtain an adequate supply of these components or failure to implement successfully their design changes on a timely basis could prevent or limit our ability to accept and fill orders for our products.

ANY FAILURE TO BUILD AND MANAGE OUR DIRECT SALES ORGANIZATION COULD NEGATIVELY AFFECT OUR REVENUES.

     Our domestic direct sales force is small relative to many of our competitors. We plan to expand the size of this sales force and begin to develop a sales force outside the United States to further penetrate the domestic and foreign markets for our products. There is intense competition for skilled sales and marketing employees, particularly for people who have experience in the radiation oncology market. Accordingly, we could find it difficult to hire or retain skilled individuals to sell our products. Any failure to build our direct sales force could adversely affect our growth and our ability to meet our revenue goals.

WE DEPEND ON OUR RELATIONSHIPS WITH DISTRIBUTORS AND OTHER INDUSTRY PARTICIPANTS TO MARKET OUR PRODUCTS, AND IF THESE RELATIONSHIPS ARE DISCONTINUED OR WE ARE UNABLE TO DEVELOP NEW RELATIONSHIPS, OUR REVENUES COULD DECLINE.

     To successfully market our products both in the United States and in foreign markets, we have developed relationships with leading original equipment manufacturers and distributors, including Siemens Medical Systems, Inc., Elekta A.B., Unison Company, Ltd. and Lynmed Systems Co. Ltd. We rely upon these collaborative relationships to maintain market access to potential customers, particularly in Asia and Europe, and our business strategy includes entering into more of these relationships in the future. Some of these manufacturers and distributors also produce or distribute products that directly compete with our core products.

     We cannot assure you that we will be able to maintain or develop these relationships with distributors and other industry participants or that these relationships will continue to be successful. If any of these relationships is terminated, not renewed or otherwise unsuccessful, or if we are unable to develop additional relationships, our sales could decline, and our ability to grow our business could be adversely affected. This is particularly the case with respect to our foreign sales, where we rely on our distributors' expertise regarding foreign regulatory matters and their access to actual and potential customers.

OUR FUTURE GROWTH WILL DEPEND, IN PART, ON OUR ABILITY TO PENETRATE FOREIGN MARKETS, PARTICULARLY IN ASIA AND EUROPE. HOWEVER, OUR ACTIVITIES OUTSIDE THE UNITED STATES WILL SUBJECT US TO ADDITIONAL REGULATORY BURDENS AND OTHER RISKS.

     Our future profitability will depend in part on our ability to grow and maintain product sales in foreign markets, particularly in Asia and Europe. However, we have limited experience in marketing and servicing our products in other countries, and our foreign operations will subject us to additional risks and uncertainties, including:

     - our customers' ability to obtain reimbursement for procedures using our products in foreign markets;

     - the burden of complying with complex and changing foreign regulatory requirements;

     - language barriers and other difficulties in providing long-range customer support and service;

     - longer accounts receivable collection times;

     - significant currency fluctuations, which could cause our distributors to reduce the number of products they purchase from us because the cost of our products to them could fluctuate relative to the price they can charge their customers;

     - reduced protection of intellectual property rights in some foreign countries; and

     - the interpretation of contractual provisions governed by foreign laws in the event of a contract dispute.

     Our foreign sales could also be adversely affected by export license requirements, the imposition of governmental controls, political and economic instability, trade restrictions, changes in tariffs and difficulties in staffing and managing foreign operations.

WE COULD BE UNABLE TO PROTECT OUR PATENTS AND OTHER PROPRIETARY RIGHTS. IF WE FAIL TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS OR IF OUR INTELLECTUAL PROPERTY RIGHTS DO NOT ADEQUATELY COVER THE TECHNOLOGIES WE EMPLOY OR WERE DECLARED TO BE INVALID, OTHER COMPANIES COULD SELL PRODUCTS WITH FEATURES SIMILAR TO OURS OR WE MIGHT BE FORCED TO DISCONTINUE SELLING OUR PRODUCTS.

     We rely on U.S. and foreign patents to protect our intellectual property. We also rely on trade secrets and know-how that we seek to protect. We attempt to protect our intellectual property rights by filing patent applications for new features and products we develop. We enter into confidentiality or license agreements with our employees, consultants, independent contractors and corporate partners, and seek to control access to our intellectual property and the distribution of our products, documentation and other proprietary information. These measures may afford only limited protection. In addition, the laws of some foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States.

     If a competitor infringes upon our patent or other intellectual property rights, enforcing those rights could be difficult, expensive and time-consuming. Competitors could also bring actions or counterclaims attempting to invalidate our patents. Even if successful, litigation to enforce our intellectual property rights or to defend our patents against challenge could be costly and could divert management's attention.

     We are currently involved in two lawsuits, each of which we initiated, involving our patent relating to the ultrasound location technology that is used in BAT. These lawsuits are discussed below in the section entitled
"Business -- Legal Proceedings." In one of these lawsuits, the defendant has counterclaimed and asserted that our patent is invalid. In the second lawsuit, the defendant has asserted a defense that our patent is invalid and has counterclaimed and asserted that we are infringing their rights under a different United States patent. Any adverse result in either of these lawsuits, and particularly any invalidation of our patent or determination that we are infringing the patent rights of others, could result in increased competition for BAT and reduced profit margins or sales, or could even prevent us from selling BAT altogether. An adverse result in any of these lawsuits could also hurt our reputation and, therefore, adversely impact sales of our other products.

     Even if we were able to effectively enforce our existing proprietary rights to the fullest extent permitted by law, this would not protect us from competition. We do not have any patent on IMRT delivery or planning generally, and we have competitors that currently market and sell IMRT planning and delivery products. In addition, our competitors could design around our patents or develop products that provide comparable or superior outcomes without infringing on our patents or other proprietary rights. The confidentiality agreements with our employees, consultants and other third-parties may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure.

THE MEDICAL DEVICE INDUSTRY IS CHARACTERIZED BY COMPETING INTELLECTUAL PROPERTY, AND WE COULD BE SUED FOR VIOLATING THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS.

     The medical device industry is characterized by a substantial amount of litigation over patent and other intellectual property rights. Determining whether a product infringes a patent involves complex legal and factual issues, and the outcome of patent litigation actions is often uncertain. Our competitors could assert that our products and the methods we employ in the use of our products are covered by United States or foreign patent rights held by them, as has been counterclaimed in patent infringement litigation initiated by us involving the ultrasound location techniques used in BAT. See "Business - Legal Proceedings." In addition, because patent applications can take many years to issue, there could be applications now pending of which we are unaware, which could later result in issued patents that our products infringe. There could also be existing patents that one or more of our products could inadvertently be infringing of which we are unaware. As the number of competitors in the radiation oncology market grows, and as the number of patents issued in this area grows, the possibility of a patent infringement claim against us increases.

     To address patent infringement or other intellectual property claims, we may have to enter into license agreements or agree to pay royalties at a substantial cost to us. We may be unable to obtain necessary licenses. A valid claim against us and our failure to obtain a license for the technology at issue could prevent us from selling our products and materially adversely affect our business, financial results and future prospects.

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WE DEPEND ON KEY EMPLOYEES, PARTICULARLY MANAGEMENT, MEDICAL PHYSICISTS,
HARDWARE AND SOFTWARE ENGINEERS AND CUSTOMER SERVICE PERSONNEL. IF WE ARE UNABLE TO ATTRACT AND RETAIN QUALIFIED EMPLOYEES, WE MIGHT BE UNABLE TO MEET OUR GROWTH AND REVENUE GOALS.

     We are highly dependent on the principal members of our management and on our customer support and operations and research and development staff. In particular, we rely on medical physicists and customer service personnel for the installation and support of our products and on hardware and software engineers, customer service personnel and other personnel with other advanced degrees and industry knowledge to develop, market, sell, install and service our products.

     Our future success and ability to grow our business will depend in part on the continued service of these individuals and our ability to identify, hire and retain additional qualified personnel. Although all employees are bound by a limited non-competition agreement that they sign upon employment, few of our employees are bound by employment contracts, and it is difficult to find qualified personnel, particularly medical physicists and customer service personnel, who are willing to travel extensively. We compete for qualified personnel with medical equipment manufacturers, universities and research institutions. Because the competition for these personnel is intense, costs related to compensation may increase significantly.

     Even when we are able to hire a qualified medical physicist, engineer or other technical person, there is a significant training period of up to several months before that person is fully capable of performing the functions we need. This could limit our ability to expand our business.

IF WE FAIL TO SUPPORT ADEQUATELY OUR ANTICIPATED GROWTH IN OPERATIONS, OUR BUSINESS COULD SUFFER.

     Our current facilities and personnel are inadequate, and our systems, procedures and controls could be inadequate in the long term, to support our expected growth in operations. To manage anticipated growth in operations, we must increase our medical physics, customer service and technological research and development staff, expand our production and technical support staff and relocate to a larger facility or lease additional space at our current location. If we are unable to do so, our opportunities for revenue growth could be limited by the capacity of our internal resources rather than by the absence of market demand, and our ability to compete effectively could be impaired. We must also continue to expend funds to improve our business and technology systems. If we are unable to implement successfully improvements to our management information and control systems in an efficient and timely manner, or if we encounter deficiencies in our existing systems and controls, our management could receive inadequate information with which to manage our day-to-day operations or make timely filings with the SEC, which could cause our business to suffer and our stock price to decline.

WE HAVE LIMITED EXPERIENCE PRODUCING OUR PRODUCTS IN SUBSTANTIAL QUANTITIES. IF WE ARE UNABLE TO HIRE SUFFICIENT ADDITIONAL PERSONNEL, PURCHASE ADDITIONAL EQUIPMENT OR ARE OTHERWISE UNABLE TO MEET CUSTOMER DEMAND, OUR BUSINESS COULD SUFFER.

     To be successful, we must produce our products in substantial quantities and in compliance with regulatory requirements, at acceptable costs. If we do not succeed in producing quantities of our products that will satisfy customer demand, we could lose customers and our business could suffer. We currently have limited experience in assembling and testing our products in large quantities. As we increase our production volume and the number of designs for our products, the complexity of our production processes will increase. In addition, we could experience short-term surges in production demands resulting from increasing business volume in general, as well as bulk purchases made by one or more of our customers. Because our production operations are primarily dependent upon manual assembly, if demand for our products increases, we will need to hire additional personnel and could be required to purchase additional equipment. If we are unable to sufficiently staff our production operations or are otherwise unable to meet customer demand for our products, our business could suffer.

WE HAVE LIMITED EXPERIENCE SERVICING WARRANTIES AND COULD EXPERIENCE WARRANTY CLAIMS THAT EXCEED OUR RESERVES.

     Each of our products comes with a standard twelve-month warranty against defects in materials and workmanship. We will be responsible for all claims, actions, damages, liabilities, costs and expenses for defects attributable to these products. We have established reserves for the liability associated with product warranties. However, we have limited experience servicing our warranties and cannot be sure that our reserves will be adequate to cover all future claims. We have even less experience providing warranty service outside the United States, and we typically provide this service in connection with our foreign distributors. We will need to develop the ability to provide service on a cost-effective basis if we are able to expand our foreign business. Any unforeseen warranty exposure could adversely affect our operating results.

BECAUSE OUR PRODUCTS ARE USED IN CONNECTION WITH THE DELIVERY OF INTENSE RADIATION, PRODUCT DEFECTS OR MISUSE, OR ANY DETRIMENTAL SIDE EFFECTS THAT RESULT FROM THE USE OF OUR PRODUCTS, COULD REQUIRE COSTLY RECALLS OR SUBJECT US TO COSTLY AND TIME-CONSUMING PRODUCT LIABILITY CLAIMS THAT COULD HARM FUTURE SALES AND REQUIRE US TO PAY SUBSTANTIAL DAMAGES.

     Our medical devices are used in connection with the delivery of high-powered external beam radiation to cancer patients. One or more of our products could malfunction or be misused and cause serious injury or death to a patient or might be determined to cause other detrimental side effects. Although, to date, we have not been subject to a product liability claim, it is an inherent risk of this industry that we might be sued in a situation where one of our products results in, or is alleged to result in, a personal injury. Any product liability claim brought against us, with or without merit, could result in significant damage to our business.

     The U.S. Food and Drug Administration's medical device reporting regulations require us to report any incident in which our products may have caused or contributed to a death or serious injury, or in which our products malfunctioned in a way that would be likely to cause or contribute to a death or serious injury if the malfunction recurred. We have not filed any reports with the FDA concerning a death or serious injury involving one of our products. Any required filing could result in an investigation of our products.

     Because of the nature of our products and their use, the tolerance for error in the design, manufacture or use of our products may be small or nonexistent. If a product we designed or manufactured is defective, whether due to design or manufacturing defects, or improper assembly, use or servicing of the product or other reasons, the product may need to be recalled, possibly at our expense. Furthermore, the adverse effect of a product recall might not be limited to the cost of the recall. For example, a product recall could cause applicable regulatory authorities to investigate us as well as cause our customers to review and potentially terminate their relationships with us. Recalls, especially if accompanied by unfavorable publicity or termination of customer contracts, could cause us to suffer substantial costs, lost revenues and a loss of reputation, each of which could harm our business. Products as complex as our planning software system may also contain undetected software errors or defects when they are first introduced or as new versions are released. Our products may not be free from errors or defects even after they have been tested, which could result in the rejection of our products by our customers and damage to our reputation, as well as lost revenue, diverted development resources and increased support costs. We may also be subject to claims for damages related to any errors in our products.

     We currently maintain product liability insurance, which has deductible amounts and per claim and aggregate limits. However, we cannot assure you that this insurance will continue to be available on terms acceptable to us or in sufficient amounts if at all, or that it will provide adequate coverage in the event that any product liability is actually incurred.

COMPLYING WITH THE FDA AND OTHER DOMESTIC AND FOREIGN REGULATIONS IS AN EXPENSIVE AND TIME-CONSUMING PROCESS, WHICH CAN RESULT IN THE DELAY OR CANCELLATION OF PRODUCT INTRODUCTIONS OR

MODIFICATIONS. ANY FAILURE TO COMPLY WITH THESE REGULATIONS COULD RESULT IN SUBSTANTIAL PENALTIES AND PREVENT US FROM MARKETING OUR PRODUCTS.

     We and some of our suppliers are subject to a host of federal, state, local and foreign laws and regulations regarding the manufacture and marketing of our products. Compliance with these regulations is expensive and time-consuming.

     Our products, research and development activities, marketing and manufacturing practices and those of some of our suppliers are subject to regulation by the FDA pursuant to the Federal Food, Drug, and Cosmetic Act and its implementing regulations. Under this act and its implementing regulations, the FDA regulates, among other things, the preclinical and clinical testing, manufacturing, assembly, safety and efficacy, labeling, distribution, promotion, sale and use of medical devices in the United States. Our products are regulated under this act as medical devices.

     In the United States, medical devices are classified into three different categories, over which the FDA applies increasing levels of regulation: Class I, Class II, and Class III. Before a new device can be introduced into the United States market, the manufacturer must obtain FDA clearance or approval through either a 510(k) premarket notification or a premarket approval, unless the product is otherwise exempt from the requirements. Class I devices are statutorily exempt from the 510(k) process, unless the device is intended for a use which is of substantial importance in preventing impairment of human health or it presents a potential unreasonable risk of illness or injury.

     A 510(k) premarket notification clearance will typically be granted for a device that is substantially equivalent to a legally marketed Class I or Class II medical device or a Class III medical device for which the FDA has not yet required submission of a premarket approval. A 510(k) premarket notification must contain information supporting the claim of substantial equivalence, which may include laboratory results or the results of clinical studies. Following submission of a 510(k), a company may not market the device for clinical use until the FDA finds the product is substantially equivalent for a specific or general intended use. FDA clearance generally takes from four to twelve months, but it may take longer, and there is no assurance that the FDA will ultimately grant a clearance. The FDA may determine that a device is not substantially equivalent and require submission and approval of a premarket approval or require further information before it is able to make a determination regarding substantial equivalence.

     All of the products that we are currently marketing have received clearances from the FDA through the 510(k) premarket notification process. For any devices already cleared through the 510(k) process, modifications or enhancements that could significantly affect safety or effectiveness, or constitute a major change in intended use require a new 510(k) submission and a separate FDA determination of substantial equivalence. We have made minor modifications to our products and, using the guidelines established by the FDA, have determined that these modifications do not require us to file new 510(k) submissions. If the FDA disagrees with our determinations, we may not be able to sell one or more of our products until the FDA has cleared new 510(k) submissions for these modifications, and there is no assurance that the FDA will ultimately grant a clearance. In addition, the FDA may determine that future products require the more costly, lengthy and uncertain premarket approval process under Section 515 of the Federal Food, Drug, and Cosmetic Act. The approval process under Section 515 generally takes from one to three years, but in many cases can take even longer, and there can be no assurance that any approval will be granted on a timely basis, if at all. Under the premarket approval process, an applicant must generally conduct at least one clinical investigation and submit extensive supporting data and clinical information establishing the safety and effectiveness of the device, as well as extensive manufacturing information. Clinical investigations themselves are typically lengthy and expensive, closely regulated and frequently require prior FDA approval. Even if clinical investigations are conducted, there is no assurance that they will support the claims for the product. If the FDA requires us to submit a new premarket notification under Section 510(k) for modifications to our existing products, or if the FDA requires us to go through the lengthier, more rigorous Section 515 premarket approval process, our product introductions or modifications could be delayed or cancelled, which could cause our revenues to be below expectations.

     Our manufacturing operations are required to comply with the FDA's quality system regulation, or QSR, which incorporates the FDA's former current good manufacturing practices. The FDA's quality system regulation addresses the design, controls, methods, facilities and quality assurance controls used in manufacturing, assembly, packing, storing, and installing medical devices. There can be no assurance that we will not incur significant costs to comply with these regulations in the future or that the regulations will not have a material adverse effect on our business, financial condition and results of operations. Our compliance and the compliance by some of our suppliers with applicable regulatory requirements is and will continue to be monitored through periodic inspections by the FDA.

     If we or any of our suppliers fail to comply with FDA requirements, the FDA can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as:

     - fines, injunctions and civil penalties;

     - the recall or seizure of our products;

     - the imposition of operating restrictions, partial suspension or total shutdown of production;

     - the refusal of our requests for 510(k) clearance or premarket approval of new products;

     - the withdrawal of 510(k) clearance or premarket approvals already granted; and

     - criminal prosecution.

     Similar consequences could arise from our failure, or the failure by any of our suppliers, to comply with applicable foreign laws and regulations. Foreign regulatory requirements vary by country. In general, our products are regulated outside the United States as medical devices by foreign governmental agencies similar to the FDA. However, the time and cost required to obtain regulatory approvals from foreign countries could be longer than that required for FDA clearance and the requirements for licensing a product in another country may differ significantly from the FDA requirements. We rely, in part, on our foreign distributors to assist us in complying with foreign regulatory requirements. We may not be able to obtain these approvals without incurring significant expenses or at all, and the failure to obtain these approvals would prevent us from selling our products in the applicable countries. This could limit our sales and growth.

WE MAY ATTEMPT TO ACQUIRE NEW AND COMPLEMENTARY BUSINESSES, PRODUCTS OR TECHNOLOGIES. WE MAY BE UNABLE TO SUCCESSFULLY COMPLETE ANY PROPOSED ACQUISITION, OR MAY BE UNABLE TO INTEGRATE ANY ACQUIRED BUSINESS, PRODUCT OR TECHNOLOGY IN A COST-EFFECTIVE AND NON-DISRUPTIVE MANNER.

     Our success will depend, in part, on our ability to enhance our product offerings in response to changing technologies, customer demands and competitive pressures. We could attempt to acquire complementary businesses, products or technologies instead of attempting to develop them ourselves. We have limited experience in making acquisitions, and in 2000 we discontinued the operations of an acquisition we made in 1999. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     We do not know if we will be able to identify suitable acquisition candidates, complete any acquisitions, or successfully integrate any acquired business and operate it profitably or retain its key employees. Integrating any business, product or technology we acquire could be expensive and time-consuming, disrupt our ongoing business and distract our management. If we are unable to integrate any acquired entities, products or technologies effectively, we could fail to realize the anticipated benefits of any acquisition and our existing business may suffer. In addition, future acquisitions could reduce your percentage ownership in us. This could also require us to incur debt, expose us to further liabilities or result in impairment of goodwill or other assets or charges resulting from the costs of acquisitions. This could adversely affect our profitability.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL IN THE FUTURE, WHICH COULD RESULT IN DILUTION TO OUR STOCKHOLDERS.

     Our future capital requirements will depend on numerous factors, including, among others:

     - the progress of our product development programs;

     - the receipt of, and time and expense required to obtain, regulatory clearances and approvals;

     - the resources we devote to developing, marketing and producing our products;

     - our ability to identify and our desire or need to pursue acquisitions or other investments; and

     - the extent to which our products generate market acceptance and demand.

     We can provide no assurance that our revenues will be sufficient to meet our anticipated or unanticipated operational needs. Our future capital needs could require that we sell additional equity or debt securities or obtain credit facilities. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders. If additional funds are raised through the issuance of debt securities, these securities could have rights that are senior to holders of our common stock and could contain covenants that restrict our operations. Any additional financing may not be available in amounts or on terms acceptable to us, if at all.

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE, WHICH COULD CAUSE OUR STOCK PRICE TO DECLINE.

     Our product sales in any given quarter generally reflect a relatively small number of product unit sales. We have experienced in the past, and will likely continue to experience, quarter-to-quarter fluctuations in revenues. These fluctuations are primarily attributable to the timing of orders received and customer installation schedules with respect to shipping and installation dates. In addition, bulk purchases by a large customer such as an independent health network customer can cause a significant fluctuation in revenue for any quarter. Historically, a significant number of our sales occur at the end of each quarter. This is due in part to increased efforts to reach internal sales quotas and to customer purchasing patterns. We expect that this trend will likely continue in the future. As a result, sales or groups of sales that are initially expected to fall into one quarter may not be made until the following quarter. Any of these factors could adversely affect our quarterly revenues and could make it difficult to determine in advance whether we will attain quarterly earnings expectations. The following are among the additional factors that could cause our operating results to fluctuate significantly from quarter to quarter:

     - changes or anticipated changes in third-party reimbursement amounts or policies applicable to procedures using our products;

     - product and price competition;

     - the timing and market acceptance of new product introductions and product enhancements by us and our competitors;

     - the length of our sales cycles;

     - the loss of key sales personnel or distributors or of medical physicists and customer support personnel trained to install our products and provide customer support and service;

     - disruption in the supply of components or materials used in our products; and

     - changes caused by the rapidly evolving market for IMRT products.

     Many of these factors are beyond our control, and we believe that you should not rely on our results of operations for interim periods as any indication of our expected results in any future period. If our revenues vary significantly from quarter to quarter, our business could be difficult to manage and our quarterly results could be below expectations of investors and stock market analysts, which could cause our stock price to decline.

TERRORIST ATTACKS, SUCH AS THE ATTACKS THAT OCCURRED IN NEW YORK AND WASHINGTON, D.C. ON SEPTEMBER 11, 2001, AND OTHER ATTACKS OR ACTS OF WAR COULD ADVERSELY AFFECT THE MARKETS IN WHICH WE OPERATE, OUR OPERATIONS AND PROFITABILITY.

     On September 11, 2001, the United States was the target of terrorist attacks of unprecedented scope. Attacks such as these could cause major instability in the U.S. and international financial markets and reduced consumer confidence. We experienced a marked decline in our sales during the four-to-six week period following the September 11 attacks, which affected orders received in our third quarter. The terrorist attacks and the national and global response to these terrorist attacks, many of which are still being formulated, including recent military, diplomatic and financial responses and any possible reprisals in the future, could result in reduced spending by hospitals and freestanding clinics and reduced demand for all of our products and services. These developments will subject us to increased risks and, depending on their magnitude, could have a material adverse effect on our business.

        RISKS RELATED TO THIS OFFERING AND OWNERSHIP OF OUR COMMON STOCK

IF THE PUBLIC MARKET FAILS TO SUPPORT OUR VALUATION, YOUR INVESTMENT IN OUR COMMON STOCK COULD DECLINE IN VALUE.

     This is our initial public offering. Prior to this offering, there has been no public market for our common stock. After this offering, an active trading market in our stock might not develop or continue. If you purchase shares of our common stock in this offering, you will pay a price that was not established in a competitive market. Instead, you will pay a price that we negotiated with our underwriters based upon an assessment of the valuation of our stock. The public market may not agree with or accept this valuation, in which case you may not be able to sell your shares at or above the initial public offering price. The market price of our stock may fluctuate for a number of reasons that are beyond our control. In addition, the stock market in general has experienced extreme price and volume fluctuations, including as a result of the September 11, 2001 terrorist attacks. The market prices of the common stock of companies in our sector has been particularly volatile. These extreme fluctuations in the broader public market for common stock could negatively affect our stock price.

     In addition, purchasers of shares through our directed share program may be exposed to greater price and liquidity risks because they will be subject to lock-up agreements with the underwriters that generally prohibit resale of those shares for 180 days after the date of this prospectus. There is no way to determine what the market price of our stock will be at or after that time or whether any active trading market will exist.

OUR STOCK PRICE COULD BE HIGHLY VOLATILE, WHICH COULD LEAD TO CLASS ACTION LAWSUITS.

     Our stock price could fluctuate for a number of reasons including:

     - our ability to successfully commercialize our products;

     - announcements of technological or competitive developments;

     - announcements regarding patent litigation or the issuance of patents to us or our competitors;

     - regulatory developments regarding us, our suppliers or our competitors;

     - announcements of studies or reports relating to the effectiveness or safety of our products or those of our competitors;

     - announcements regarding third-party payor reimbursement rates or policies for procedures using our products or those of our competitors;

     - acquisitions or strategic alliances by us or our competitors;

     - quarterly fluctuations in our results of operations;

     - changes in estimates of our financial performance or changes in recommendations by securities analysts; and

     - general market conditions, particularly for companies like us with small market capitalizations.

     Securities class action litigation is often brought against a company after a period of volatility in the market price of its stock. If our future quarterly operating results are below the expectations of securities analysts or investors, the price of our common stock would likely decline. Stock price fluctuations could be exaggerated if the trading volume of our common stock is low. Any securities litigation claims brought against us could result in substantial expense and divert management's attention from our core business.

WE HAVE BROAD DISCRETION IN HOW WE USE THE NET PROCEEDS OF THIS OFFERING, AND WE MAY NOT USE THESE PROCEEDS EFFECTIVELY.

     Our management could spend most of the net proceeds from this offering in ways that our stockholders may not desire or that do not yield a favorable return. The failure of our management to apply the net proceeds of this offering effectively could have a material adverse effect on our business, financial condition and results of operations.

OUR EXECUTIVE OFFICERS AND DIRECTORS OWN A LARGE PERCENTAGE OF OUR VOTING STOCK AND COULD EXERT SIGNIFICANT INFLUENCE OVER MATTERS REQUIRING STOCKHOLDER APPROVAL AFTER THIS OFFERING.

     Immediately after this offering, our executive officers and directors, and their respective affiliates, will own or have the right to acquire within 60
days approximately      percent of our outstanding common stock. In addition,
the chairman of our board of directors, John A. Friede, and his family, will collectively own or have the right to acquire within 60 days approximately percent of our outstanding common stock. Accordingly, either of these stockholder groups may, as a practical matter, be able to exert significant influence over matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combinations. This concentration of voting stock could have the effect of delaying, preventing or causing a change in control. The interests of one or more of these stockholder groups may also conflict with the interests of the other holders of our common stock.

OUR CERTIFICATE OF INCORPORATION AND DELAWARE LAW CONTAIN PROVISIONS THAT COULD DISCOURAGE A TAKEOVER OR PREVENT OR DELAY A MERGER THAT YOU BELIEVE IS FAVORABLE.

     Upon the completion of this offering, our certificate of incorporation and bylaws will contain provisions that could discourage, delay or prevent a change in control of our company, even if the change of control would be beneficial to our stockholders. Some of these provisions include:

     - authorizing the board of directors to issue, without prior stockholder approval, preferred stock commonly referred to as "blank check" preferred stock, with rights senior to those of common stock; and

     - requiring advance notice for stockholders to nominate directors or propose matters for consideration at stockholder meetings.

     In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning fifteen percent or more of our outstanding voting stock, from merging or combining with us. These and other provisions in our amended and restated certificate of incorporation and bylaws and under Delaware law could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than it would be without these provisions. These matters are discussed in greater detail in the section entitled "Description of Capital Stock -- Delaware Anti-Takeover Law and Provisions of our Certificate of Incorporation and Bylaws."

A SIGNIFICANT PERCENTAGE OF OUR TOTAL OUTSTANDING COMMON STOCK MAY BE SOLD INTO THE MARKET IN THE NEAR FUTURE, WHICH COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DROP SIGNIFICANTLY.

     Our current stockholders hold a substantial number of shares, which they will be able to sell in the public market in the near future. Sales of a substantial number of shares of our common stock could cause our stock price to fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock.

     Immediately after the closing of this offering, we will have outstanding
     shares of common stock, or      shares of common stock if the underwriters
exercise their option to purchase additional shares of the stock from us. The shares that we are selling in this offering may be resold immediately in the public market except to the extent sold through our directed share program. The
remaining      shares, as well as shares sold through our directed share program and shares otherwise subject to lock-up agreements, will become eligible for resale in the public market 180 days after the date of the final prospectus pursuant to lock-up agreements our stockholders have with us and the underwriters. However, SG Cowen Securities Corporation can waive this restriction and allow these stockholders to sell their shares at any time. Of
these shares, approximately      shares will be subject to volume limitations
under the federal securities laws. Sales of a substantial number of shares of our common stock following the expiration of these lock-up periods could cause our stock price to fall. These matters are discussed in greater detail under the section entitled "Shares Eligible for Future Sale."

     After this offering, the holders of      shares of common stock and
warrants to purchase      shares of common stock are entitled to have their
shares registered under the Securities Act of 1933 pursuant to the terms of our amended and restated registration rights agreement. In addition, after this offering, we intend to file a registration statement under the Securities Act of 1933 covering all of our shares of common stock reserved for issuance under our 2001 Stock Option Plan. Shares registered under these registration statements would be available for sale in the open market, unless these shares are subject to vesting restrictions.

     We also may issue shares of our common stock from time to time as consideration for future acquisitions and investments. In the event any such acquisition or investment is significant, the number of shares that we may issue may in turn be significant. In addition, we may also grant registration rights covering those shares in connection with any such acquisitions and investments.

PURCHASERS IN THIS OFFERING WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION.

     The initial public offering price of our shares is substantially higher than the net tangible book value per share of our outstanding common stock. Accordingly, investors purchasing shares of common stock in this offering will:

     - pay a price per share that substantially exceeds the value of our assets after subtracting liabilities; and

     - contribute      % of the total amount invested to date to fund us, but
       will own only      % of the shares of common stock outstanding.

     To the extent outstanding stock options or warrants are exercised, there will be further dilution to new investors.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

     - our estimates for future revenue and profitability;

     - our estimates of market opportunities for our products;

     - our assessment of the likelihood of market acceptance of our products for current and potential uses;

     - the progress of our research and development programs;

     - the receipt of regulatory clearances and approvals;

     - future third-party payor reimbursement levels for treatments using our products;

     - the mix of revenues between domestic and foreign sales;

     - the mix of revenues between our different products;

     - our estimates regarding our capital requirements and our need for additional financing; and

     - the benefits to be derived from relationships with distributors and other industry participants.

     In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "can," "would," "expect," "plan," "anticipate," "believe," "estimate," "intend," "project," "predict," "potential" and other similar expressions. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on forward-looking statements. We discuss many of these risks in greater detail under the heading "Risk Factors." Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.

     You should read this prospectus and the documents that we reference in this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

                                USE OF PROCEEDS

     We expect to receive net proceeds of approximately $     from the sale of
the      shares of common stock we are offering, based on an assumed initial
public offering price of $     per share and after deducting underwriting
discounts, commissions and estimated offering expenses. If the underwriters exercise their over-allotment option in full, we will receive net proceeds of
approximately $     . We currently intend to use the net proceeds of this
offering as follows:

     - approximately $       million for research and development and sales and
       marketing;

     - approximately $       million for working capital; and

     - approximately $       million for general corporate purposes.

     We also may use a portion of the net proceeds of this offering for the acquisition of complementary businesses, products or technologies. Although we evaluate these types of opportunities from time to time, there are currently no agreements or negotiations with respect to any specific transaction.

     The estimated uses described above merely reflect our current intentions, and we have not yet determined all of our expected expenditures. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering, and we could decide to use the proceeds of the offering in a manner which would cause our actual use of proceeds to vary significantly from our estimates set forth above. Pending use of the net proceeds as described above, we could also invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities or guaranteed obligations of the United States government.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our common stock in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Our board of directors will determine future dividends, if any.

                                 CAPITALIZATION

     The following table describes our capitalization as of December 31, 2001:

     - on an actual basis;

     - on a pro forma basis after giving effect to the automatic conversion of all outstanding shares of convertible preferred stock into 7,304,605 shares of common stock; and

     - on a pro forma as adjusted basis to reflect the sale of      shares of
       common stock offered by us at an assumed initial public offering price of
       $     per share, after deducting the underwriting discounts, commissions and estimated offering expenses.

     You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes appearing elsewhere in this prospectus.

                                                                         DECEMBER 31, 2001
                                                             -----------------------------------------
                                                                                         PRO FORMA AS
                                                               ACTUAL      PRO FORMA       ADJUSTED
                                                             ----------   -----------   --------------
                                                             (IN THOUSANDS, EXCEPT SHARE AND PER SHARE
                                                                               DATA)
Redeemable series C preferred stock, $.0001 par value:
  3,000,000 shares authorized; 2,632,219 shares issued and
  outstanding, actual; no shares authorized, issued or
  outstanding, pro forma and pro forma as adjusted.........   $  5,862      $     --
                                                              --------      --------        -------
Stockholders' equity:
     Convertible preferred stock series A and B, $.0001 par
       value: 5,000,000 shares authorized; 4,406,213 shares
       issued and outstanding, actual; $.0001 par value, no
       shares authorized, issued or outstanding, pro forma
       and pro forma as adjusted...........................         --            --
     Common Stock, $.0001 par value: 25,000,000 shares
       authorized, actual and pro forma; 6,872,761 shares
       issued, actual; 14,177,276 shares issued, pro forma
       and 70,000,000 shares authorized and        shares
       issued, pro forma adjusted..........................          1             1
     Undesignated preferred stock, $.0001 par value: no
       shares authorized, issued or outstanding, actual or
       pro forma; 5,000,000 shares authorized and no shares
       issued or outstanding, pro forma as adjusted........         --            --
Deferred stock-based compensation..........................       (834)         (834)
Additional paid-in capital.................................     78,299        84,161
Accumulated deficit........................................    (76,171)      (76,171)
Less treasury stock........................................       (344)         (344)
                                                              --------      --------        -------
          Total stockholders' equity.......................        951         6,813
                                                              --------      --------        -------
               Total capitalization........................   $  6,813      $  6,813        $
                                                              ========      ========        =======

     The actual, pro forma and pro forma as adjusted information set forth in the table above excludes:

     - shares of common stock issuable upon the exercise of the underwriters' over-allotment option;

     - 3,761,816 shares of common stock issuable upon the exercise of stock options outstanding, as of December 31, 2001, at a weighted average exercise price of $2.81 per share;

     - 277,343 shares of common stock issuable upon the exercise of warrants outstanding, as of December 31, 2001, at a weighted average exercise price of $6.90 per share; and

     - 2,915,132 shares available for future issuance under our 2001 Stock Option Plan, as of December 31, 2001.

                                    DILUTION

     Our net tangible book value as of December 31, 2001 was approximately $1.0 million, or $0.07 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding assuming the conversion of all shares of convertible preferred stock outstanding as of December 31, 2001 into 7,304,605 shares of common stock. Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after completion of this offering on a pro forma as adjusted basis. After giving effect to the sale of
the      shares of common stock by us at an assumed initial public offering
price of $     per share, and after deducting the underwriting discounts, commissions and estimated offering expenses payable by us, our pro forma net
tangible book value as of December 31, 2001 would have been $     million, or
$     per share of common stock. This represents an immediate increase in net
tangible book value of $     per share of common stock to existing common
stockholders and an immediate dilution in pro forma net tangible book value of
$     per share to new investors purchasing shares of common stock in this offering. The following table illustrates this per share dilution:


Assumed initial public offering price per share.............  $
     Net tangible book value per share before this
      offering..............................................
     Increase in net tangible book value per share
      attributable to this offering.........................
                                                              -------
Pro forma net tangible book value per share after this
  offering..................................................
                                                              -------
Dilution per share to new investors.........................  $

     The following table summarizes, on a pro forma basis as of December 31, 2001, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing and new investors purchasing shares of common stock in this offering, before deducting underwriting discounts, commissions and estimated offering expenses payable by us.

                                  SHARES PURCHASED      TOTAL CONSIDERATION
                                --------------------   ----------------------   AVERAGE PRICE
                                  NUMBER     PERCENT      AMOUNT      PERCENT     PER SHARE
                                ----------   -------   ------------   -------   -------------
Existing stockholders.........                     %   $                    %     $
New investors.................
                                ----------    -----    ------------    -----      --------
  Total.......................                100.0%   $               100.0%
                                ==========    =====    ============    =====      ========

     The tables and calculations above assume no exercise of the underwriters'
over-allotment option to purchase up to an additional      shares of common
stock. If the underwriters' overallotment option is exercised in full, the number of shares of common stock held by existing stockholders will be reduced
to      % of the total number of shares of common stock outstanding after this offering and the number of shares of common stock held by new investors will be
increased to      , or      % of the total number of shares of common stock
outstanding after this offering.

     The information above also assumes no exercise of any outstanding stock options or warrants. As of December 31, 2001, there were 3,761,816 shares of common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $2.81 per share and 277,343 shares of common stock reserved for issuance upon the exercise of outstanding warrants at a weighted average price of $6.90 per share. To the extent that any of these options or warrants are exercised, there will be further dilution to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below are derived from our financial statements. The consolidated statement of operations data for the years ended December 31, 1997 and 1998, and the consolidated balance sheet data as of December 31, 1997, 1998 and 1999, are derived from our audited consolidated financial statements not included in this prospectus. The consolidated statement of operations data for the years ended December 31, 1999, 2000 and 2001, and the consolidated balance sheet data as of December 31, 2000 and 2001, are derived from our audited consolidated financial statements included in this prospectus. Historical results are not necessarily indicative of the results of operations to be expected for future periods. The selected consolidated financial data set forth below should be read in conjunction with our financial statements, the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                               YEARS ENDED DECEMBER 31,
                                                  --------------------------------------------------
                                                   1997       1998       1999       2000      2001
                                                  -------   --------   --------   --------   -------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues........................................  $ 7,015   $  5,067   $  9,950   $ 13,362   $24,505
  Cost of revenues..............................    4,162      4,053      5,797      6,715    10,265
                                                  -------   --------   --------   --------   -------
  Gross profit..................................    2,853      1,014      4,153      6,647    14,240
                                                  -------   --------   --------   --------   -------
Operating expenses:
  Research and development......................    3,660      3,561      3,954      4,479     4,152
  Sales and marketing...........................    2,770      3,697      4,326      4,253     5,378
  General and administrative....................    4,395      4,686      3,827      3,296     2,951
  Write-off of investments(1)...................       --         --        450      3,000        --
  Stock-based compensation......................       --         --         --         --     1,786
                                                  -------   --------   --------   --------   -------
  Total operating expenses......................   10,825     11,944     12,557     15,028    14,267
                                                  -------   --------   --------   --------   -------
Loss from operations............................   (7,972)   (10,930)    (8,404)    (8,381)      (27)
Interest and other income (expense), net........     (686)      (273)      (912)    (1,997)      103
                                                  -------   --------   --------   --------   -------
Income (loss) from continuing operations........   (8,658)   (11,203)    (9,316)   (10,378)       76
Loss from discontinued operations(2)............       --         --     (7,001)    (1,155)       --
                                                  -------   --------   --------   --------   -------
Net (loss) income...............................   (8,658)   (11,203)   (16,317)   (11,533)       76
                                                  -------   --------   --------   --------   -------
Less preferred dividends........................       --         --         --         --    (1,226)
                                                  -------   --------   --------   --------   -------
Net loss applicable to common stock.............  $(8,658)  $(11,203)  $(16,317)  $(11,533)  $(1,150)
                                                  =======   ========   ========   ========   =======
Net loss per share, basic and diluted:
  Continuing operations.........................  $ (2.85)  $  (2.49)  $  (1.83)  $  (1.88)  $  (.20)
  Discontinued operations.......................       --         --      (1.38)      (.21)       --
                                                  -------   --------   --------   --------   -------
                                                  $ (2.85)  $  (2.49)  $  (3.21)  $  (2.09)  $  (.20)
                                                  =======   ========   ========   ========   =======
Shares used in computing net loss per share,
  basic and diluted.............................    3,038      4,504      5,083      5,511     5,627

---------------

(1) APMG (1999) and Med-Tec (2000).

(2) Represents the operating losses, asset write-offs and additional costs associated with the disposition of Radiation Oncology Computer Systems, Inc.
    (ROCS) in November 2000. See notes to the consolidated financial statements appearing elsewhere in this prospectus.

                                                                     DECEMBER 31,
                                                    -----------------------------------------------
                                                     1997      1998      1999      2000      2001
                                                    -------   -------   -------   -------   -------
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.........................  $ 4,466   $    87   $   668   $   665   $ 5,991
Working capital (deficiency)......................    6,242    (4,484)   (9,187)     (724)    5,921
Total assets......................................   11,205    10,169    10,170     8,025    15,871
Long-term obligations, net of current portion.....    9,000        --        --    18,273        --
Redeemable Series C preferred stock(3)............       --        --        --        --     5,862
Total stockholders equity (deficit)...............     (488)   (2,691)   (8,480)  (18,581)      951

---------------

(3) Includes accrued, but undeclared, dividends of $1,226,000.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis in conjunction with the section entitled "Selected Consolidated Financial Data" and our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements, including as a result of those matters set forth under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We develop, sell and service advanced medical equipment products that are designed to improve the safety and effectiveness of radiation therapy in the treatment of tumorous cancers. We currently sell our products to hospitals and freestanding clinics in the United States and in other countries. Our products are designed to improve the planning and delivery of radiation treatment, the verification of target location and the accuracy and predictability of radiation doses. We also offer our customers an experienced and knowledgeable customer support staff and high-quality customer service.

     We have been in existence since 1979. However, we have only had significant operations in the radiation therapy market since 1994. Since that time, we have devoted substantially all of our resources to research and development activities and establishing market demand for our products. As of December 31, 2001, we had an accumulated deficit of $76.2 million and net operating loss carryforwards of approximately $53.9 million. In 2001, we had net income of $76,000. In 2000 and 1999, we had net losses of $11.5 million and $16.3 million, respectively. Our 2001 net income includes non-cash, stock-based compensation expense of approximately $1.8 million. Our 2001 net income excluding non-cash, stock-based compensation expense was approximately $1.9 million.

     Our revenue growth and operating results have depended on and will continue to depend on the acceptance of our products by doctors, hospitals and freestanding clinics, and patients and our ability to maintain prices for our products at levels that provide favorable margins. The rate of acceptance is influenced by the performance and pricing of our products, third-party reimbursement rates for treatments utilizing our products, our relationships with key physicians, medical physicists, hospitals and other factors. Manufacturers typically sell their radiation treatment devices at discounts to list prices in order to expand their installed base of products, thereby increasing the market for their products and services. Similarly, we have been offering and expect to continue to offer discounts on our products in order to establish an installed base from which we expect to generate additional revenues from selling related and accessory products and recurring revenues from service agreements, maintenance and upgrades. In the past, we have not generated significant revenues from sales to independent health networks, which are large buying networks with volume purchasing power. Increased sales to these groups in the future may result in additional negotiated price discounts, putting pressure on our product margins.

     Market acceptance and demand for IMRT products increased beginning in late 2000 due in part to the establishment of Medicare reimbursement for IMRT treatments performed in hospitals, which became effective on January 1, 2001. We anticipate that revenues will be enhanced further by the establishment of reimbursement for IMRT treatments performed in freestanding clinics, which became effective on January 1, 2002. Previously, both hospitals and clinics were entitled to separate Medicare reimbursement for treatments using our BAT ultrasound localization product. In late 2001, however, the Centers for Medicare and Medicaid Services announced that it would no longer separately reimburse hospitals for both ultrasound guidance and radiation therapy treatment and that it would instead include payment for the costs associated with ultrasound guidance with payment for the related radiation therapy procedure. This change became effective on April 1, 2002. We are unable to predict the impact that this change will have on sales of our BAT product. This change may deter some hospitals from purchasing our BAT product. However, we believe that the improved clinical outcomes that can result from its use will likely be a key driver in customer acceptance and demand for BAT, as well as our other products. Medicare continues to provide to freestanding clinics separate reimbursement amounts for radiation treatment delivery and ultrasound guidance when furnished together in these clinics.

     We generate revenues from sales and service of our products. We had total revenues, including service revenues, of $24.5 million in 2001, $13.4 million in 2000 and $9.9 million in 1999. Product sales accounted for approximately 81.8% of our total revenues in 2001, approximately 80.7% of our total revenues in 2000 and approximately 80.0% of our total revenues in 1999. Revenue from sales of our IMRT planning and delivery products, CORVUS, PEACOCK and MIMiC, represented approximately 34.6% of our total revenues in 2001, approximately 43.2% of our total revenues in 2000 and approximately 71.1% of our total revenues in 1999. Revenue from our ultrasound-based targeting system, BAT, represented approximately 42.8% of our total revenues in 2001, 37.5% of our total revenues in 2000 and 8.9% of our total revenues in 1999.

     Our service revenues accounted for approximately 18.2% of our total revenues in 2001, approximately 19.3% of our revenues in 2000 and approximately 20.0% of our revenues in 1999. Service revenues are generated from three sources: 1) an allocated portion, based on fair value, of our initial product sales, 2) service agreements with our customers and 3) services provided on a time-and-materials basis. Service agreements are typically sold to customers at the expiration of our standard twelve-month warranty period. In some cases, we sell extended service agreements at the time of the initial product sale. Our current sales terms for product sales and service agreements sold along with a product typically provide for customer payment of 30% on order placement, 60% on shipment and 10% on customer acceptance, which by the terms of our sales agreements generally occurs no later than 30 days after installation. Renewals or upgrades are typically fully invoiced on order.

     We historically have sold products directly to customers in the United States and Canada through our domestic sales force. Our sales outside of the United States and Canada, which have been limited to date, have been made primarily through our international partners and distributors, and this will continue to be a key component of our foreign sales strategy. In 2001, approximately 8.3% of our product revenues and 6.7% of our total revenues were derived from sales to customers outside the United States. In 2000, approximately 8.0% of our product revenues and 6.6% of our total revenues were derived from sales to customers outside the United States. We plan to expand our international operations significantly because we believe international markets represent a significant growth opportunity. Consequently, we anticipate that international revenues will increase as a percent of revenues in the future. If international sales increase, we may not experience corresponding growth in operating income as we would if domestic sales increased because of higher discounts and service costs.

     Our cost of revenues consists of direct costs incurred in the assembly, installation and service of our products, including salaries and related personnel expenses, warranties, product component purchases and royalties payable under technology licenses. We have been successful in reducing these costs in the past through product design changes, quantity purchases and streamlining product assembly and testing procedures. We intend to continue to make efforts to reduce our costs of revenues through product design changes, and manufacturing assembly and vendor reductions in the cost of components. We anticipate that this will help offset any price pressures we might face from competition. Margins on our product sales vary among products and, due to the variety of discounting options, among various sales of the same product, and will likely change over time.

     Each of our products comes with a standard twelve-month warranty, the term of which begins upon acceptance of the product by the customer. Components for our products are supplied by qualified vendors and we assemble and conduct final testing of our products at our facility in Sewickley, Pennsylvania. We establish estimated warranty obligations upon the sale of our hardware products based upon our historical claims experience and actual costs.

     Research and development expenses include costs associated with the design, development, testing and enhancement of our products. These costs consist primarily of salaries and related personnel expenses, fees paid to outside service providers, expenditures for purchases of supplies and clinical trials, and overhead allocated to product development. Periodically, our research and development efforts include the use of outside service providers on specific projects. Significant investment in research and development has been, and we believe that it will continue to be, necessary to develop new products and enhance existing products to allow us to further penetrate and expand our markets.

     Sales and marketing and general and administrative expenses consist primarily of salaries, commissions and related expenses for personnel engaged in sales, marketing, customer support and administrative functions, costs associated with advertising, promotional and other marketing activities, tradeshow expenses, legal and auditing expenses, regulatory fees and general corporate expenses. We expect to continue to increase our investment in sales and marketing to allow us to further penetrate and expand our geographic markets and relationships with international distributors and medical equipment manufacturers.

     We underwent a significant corporate restructuring in the fourth quarter of 1999 and in 2000, when our current management decided to divest the operations of our subsidiary, Radiation Oncology Computer Systems, Inc, or ROCS, which we acquired under previous management in January 1999. As a result of this decision, all revenue and costs related to the ROCS operations in 1999 and 2000 have been reported as discontinued operations. The loss from discontinued operations was $1.2 million in 2000 and $7.0 million in 1999. During 1999, we wrote off an investment of approximately $450,000 that we made in 1996 in one of our former distributors, American Pacific Medical Group, Limited. In 2000, we wrote off $3.0 million, which we had advanced pursuant to an acquisition agreement with Med-Tec Iowa, Inc. That acquisition was never consummated. See "Business -- Legal Proceedings." Even though this amount has been written off, it still remains the subject of litigation that we initiated.

     In January 1999, we obtained a line of credit from Citicorp Private Bank for up to $10.0 million which was later increased to $14.0 million. In December 2000, the debt outstanding on this line of credit (in the amount of approximately $14.2 million, including accrued interest) was purchased from Citicorp by our largest stockholder and members of his family. During 2000, we borrowed an additional $3.8 million from this family group. We issued to this family group 79,000 shares of preferred stock as a fee for these loans. In March 2001, we converted all amounts owed to this family group, approximately $18.3 million, including accrued interest, into preferred stock at a price of $5.00 per share. In March 2001, we also raised approximately $4.7 million in a private placement of redeemable preferred stock.

     Our net loss applicable to common stockholders includes the stated value of preferred dividends and accretion charges, which over time increase the carrying amount of our redeemable preferred stock to the amount we would be required to pay if the preferred stock would be redeemed. Our Series C redeemable convertible preferred stock will convert to common stock on a one-to-one basis upon the closing of this offering. We will not pay accrued dividends on the redeemable preferred stock when it converts, and accrued but unpaid dividends will become additional paid-in capital.

CRITICAL ACCOUNTING POLICIES

REVENUE RECOGNITION

     We recognize revenues on all of our products only if persuasive evidence of an agreement exists, the contract price is fixed and determinable, collection of the amount due from the customer is deemed probable and all of our significant obligations are satisfied.

     We recognize revenues and related cost of revenues for our software intensive products, CORVUS, PEACOCK and PEREGRINE, at the time of customer acceptance, which normally occurs at installation. However, our standard sales contract for these products includes maintenance services for twelve months. Accordingly, we defer and amortize over such twelve-month period recognition of revenue with respect to that portion of the purchase price that equals the fair value of the maintenance services. We determine the fair value of these services by reference to the price that we charge when such services are sold separately.

     We recognize all revenues and related cost of revenues for our hardware intensive products, BAT and MIMiC, upon shipment (when title passes to the customer), which precedes customer acceptance. Our standard sales contract for these products includes installation services and a twelve-month warranty period. The performance of installation obligations is perfunctory. We record as a cost of revenues our estimated costs of the installation and warranty based on our historical experience. Because revenues from these products are recognized upon shipment and not upon final customer acceptance, it is possible that if products shipped and recognized into revenue are ultimately not accepted and paid for by the customer, any revenue recognized would have to be reversed in subsequent periods. We have no experience of this occurring. Additionally, because our warranty obligation is estimated on historical experience, actual expenses could differ from those estimates.

     We recognize revenues from our services agreements on a straight-line basis, over the life of the agreement. Customers who purchase services on a time-and-materials basis are billed and revenue is recognized as the service is provided. We believe our terms are similar to those of our competitors.

RESEARCH AND DEVELOPMENT COSTS

     Research and development expenses, including software development expenses, are charged to expense when incurred. We have defined technological feasibility for software at the point where FDA clearance is received and beta testing is completed. Accordingly, we typically incur insignificant amounts of software costs subsequent to technological feasibility.

STOCK-BASED COMPENSATION

     We have elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations for our employee stock options. Under APB 25, we did not recognize any compensation expense related to the issuance of employee stock options because the exercise price equaled the market price of the underlying stock at the date of grant. However, in December 2000 we repriced the exercise price of 1,768,350 outstanding employee and director stock options to $0.50 per share, resulting in variable treatment of these grants. This action was taken to maintain the personnel talent that we considered necessary to achieve our goals. Changes in the fair value of our stock through the exercise date, or expiration of the repriced options, will result in compensation expense to the extent that the exercise price is exceeded by the fair value of our stock. At December 31, 2001, this excess totaled approximately $2.6 million. The total excess amount is amortized to compensation expense over the remaining vesting period of the options. In 2001, approximately $1.8 million was allocated to compensation expense and the remaining $834,000 was recorded as deferred stock-based compensation in stockholders' equity.

     A total of 1,083,166 of the repriced options had been exercised as of December 31, 2001. Approximately 723,998 of these options were not vested at the time of exercise. Our Board permitted these unvested options to be exercised on the condition that the option holders enter into share repurchase agreements that gave us the right to repurchase the shares until such time as the options would have vested. Approximately 359,167 of these restricted shares vested on December 15, 2001. The remaining restricted shares will vest on December 15, 2002. Under variable treatment accounting, stock compensation expense of $1,117,998 for the 745,332 exercised and forfeited options has been fully recorded and will no longer require adjustment for future fluctuations in share price. Stock compensation expense associated with the remaining 359,167 restricted shares will continue to require variable accounting until they are repurchased by us or until the restrictions lapse. Stock compensation expense associated with the 663,851 outstanding repriced options will continue to require variable accounting in the future until those options are exercised (without risk of forfeiture) or are forfeited. Assuming variable treatment accounting continues with respect to the 663,851 repriced options and with respect to the 359,167 restricted shares, under variable accounting every $1.00 increase in the price of our common stock above $2.00 per share would result in $1,023,000 of non-cash stock compensation expense before tax. For illustration, assuming a $10.00 per share value, the total additional charge would be approximately $8.2 million over the vesting period. Because the repriced options and related restricted shares are scheduled to become fully vested in 2002, these additional charges would be recognized in 2002. If there is a substantial increase in the price of our common stock subsequent to this offering, the charges we may be required to record would substantially increase as well.

INCOME TAXES

     Deferred income taxes are recognized for all temporary differences between tax and financial bases of our assets and liabilities, using the tax laws and statutory rates applicable to the periods in which the differences are expected to affect taxable income. As of December 31, 2001, we had net operating loss carryforwards and federal research tax credit carryforwards available to offset future taxable income in the amounts of $53.9 million and $2.1 million, respectively. Approximately 35.4% of the net operating loss carryforwards will expire between 2007 and 2011, 16.4% between 2012 and 2016 and 48.2% between 2017 and 2021, if not utilized. Approximately 28.8% of the tax credit carryforwards will expire between 2007 and 2011, 9.2% between 2012 and 2016 and 62.0% between 2017 and 2021, if not utilized. Federal and state tax rules impose substantial restrictions on the utilization of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. Utilization of our carryforwards is currently estimated to be limited to approximately $1.4 million per year because of past ownership changes, which could effectively cap the amount of carryforwards that can be utilized at approximately half the total amount of such carryforwards.

     These net operating losses, tax credits and other future net deductible temporary differences result in deferred tax assets of $24.3 million at December 31, 2001. Because of our lack of historic profitability, we have provided a valuation allowance that completely eliminates the carrying value of these tax benefits. We will maintain the valuation allowance until it is more likely than not that deferred tax assets will be realized. The elimination of this allowance could have a material positive effect on net income in the period the allowance is eliminated.

RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2001 AND 2000

     Total Revenues. Total revenues increased to $24.5 million in 2001 from $13.4 million in 2000, representing an increase of $11.1 million, or 83.4%. This increase in revenue was the result of additional sales of all products, the introduction and sale of our dose calculation product, PEREGRINE, and additional service revenue in 2001 on an increased installed product base. Revenues from product sales increased to $20.0 million in 2001 compared to $10.8 million in 2000, representing an increase of $9.2 million, or 85.8%. Approximately 59.2% of the total increase in product sales from 2000 to 2001 was attributable to an increase in sales of BAT. Approximately 29.1% of the total increase was attributable to an increase in sales of our IMRT planning and delivery systems. The remaining increase in product sales was attributable to sales of PEREGRINE. The increased product revenues are attributable to increased sales and marketing efforts, the increased acceptance of both our BAT product and IMRT in the marketplace and the new Medicare reimbursement code for IMRT. Revenues from services increased to $4.5 million in 2001 from $2.6 million in 2000, representing an increase of $1.9 million, or 73.2%. As a percent of total revenues, revenues from sales of services decreased to 18.2% in 2001 from 19.3% in 2000, due to the proportionately higher increase in overall product revenues.

     Cost of Revenues. Cost of revenues increased to $10.3 million in 2001 from $6.7 million in 2000, representing an increase of $3.5 million, or 52.9%. As a percent of total revenues, the cost of revenues decreased to 41.9% in 2001 from 50.3% in 2000. The decrease in cost of revenues as a percent of revenue in 2001 compared to 2000 was due primarily to the reduction of product cost through improved engineering design and product assembly methods.

     Gross Profit. Gross profit increased to $14.2 million in 2001 from $6.6 million in 2000, representing an increase of $7.6 million, or 114.2%. Gross profit as a percent of revenues increased to 58.1% in 2001 from 49.7% in 2000. The increase in gross profit margin in 2001 compared to 2000 was due primarily to the reduction of product cost through improved engineering design and product assembly methods.

     Research and Development Expenses. Research and development expenses decreased to $4.2 million in 2001 from $4.5 million in 2000, representing a decrease of $327,000, or 7.3%. This decrease was primarily attributable to a reduction in the use of outside services in the development of PEREGRINE, partially offset by the hiring of additional personnel and the purchase of materials and supplies used in new product development efforts. As a percent of total revenues, research and development expenses were 16.9% in 2001 and 33.5% in 2000.

     Selling and Marketing Expenses. Selling and marketing expenses increased to $5.4 million in 2001, from $4.3 million in 2000, representing an increase of $1.1 million, or 26.5%. This increase was associated with recruiting and hiring of additional personnel, advertising, marketing activities and other spending associated with the launch of our brand imaging campaign and increased travel costs primarily attributable to our growing sales force. As a percent of total revenues, sales and marketing expenses were 21.9% in 2001 and 31.8% in 2000.

     General and Administrative Expenses. Administrative expenses decreased to $3.0 million in 2001 from $3.3 million in 2000, representing a decrease of $346,000 or 10.5%. The decrease in expenses was a result of a reduction in personnel costs related to a management reorganization and related expenses and a reduction in bad debt expense, partially offset by increased legal costs associated with patent infringement lawsuits we initiated. See
"Business -- Legal Proceedings." As a percent of total revenues, general and administrative expenses decreased to 12.0% in 2001 from 24.7% in 2000.

     Stock-based Compensation. In 2001, stock-based compensation in the amount of $1.8 million was recorded to reflect the vested portion of the excess fair market price of our common stock over the exercise price of the outstanding director and employee options that were repriced in December 2000.

     Interest and Other Income (Expense), Net. Net interest and other income of $103,000 in 2001 increased $2.1 million from net interest and other expense of ($2.0) million in 2000. Interest income results from interest earned on cash and cash equivalents, while interest expense is associated with borrowings under lines of credit and capital lease obligations. Interest income for 2001 increased due to higher average cash and cash equivalents balances, resulting from the net proceeds of a private equity offering completed in March 2001. Interest expense for 2000 resulted from borrowings under our bank line of credit.

     Provision for Income Taxes. For the year ended December 31, 2001, we had net operating loss carryforwards sufficient to offset our taxable income, and for the year ended December 31, 2000, we incurred a net operating loss. Accordingly, we did not pay any federal or state income taxes in either 2001 or 2000. We have not recorded a benefit from our net operating loss carryforwards because it is not certain that we will have sufficient income from future operations to realize the carryforwards prior to their expiration. Accordingly, we have established a valuation allowance against the deferred tax asset arising from the carryforwards. We will maintain the valuation allowance until it is more likely than not that the deferred tax assets will be realized.

YEARS ENDED DECEMBER 31, 2000 AND 1999

     Total Revenues. Total revenues increased to $13.4 million in 2000 from $9.9 million in 1999, representing an increase of $3.4 million, or 34.3%. This increase was primarily attributable to increased quantities of products sold. Revenues from products increased to $10.8 million in 2000 from $8.0 million in 1999, representing an increase of $2.8 million, or 35.5%. Sales of our BAT product, which was first introduced in 1998, increased $4.1 million from 1999 to 2000, while our IMRT planning and delivery product sales decreased by $1.3 million from 1999 to 2000. Revenues from services increased to $2.6 million in 2000 from $2.0 million in 1999, representing an increase of $585,000, or 29.4%. As a percent of total revenues, revenues from sales of services decreased to 19.3% in 2000 from 20.0% in 1999.

     Cost of Revenues. Cost of revenues increased to $6.7 million in 2000 from $5.8 million in 1999, representing an increase of $918,000, or 15.8%. The increase in the cost of revenues in absolute dollars was primarily due to the increased volume of products sold during 2000. As a percent of revenues, the cost of revenues decreased from 58.3% in 1999 to 50.3% in 2000. The decrease in cost of revenues as a percent of total revenues was attributable to increased production efficiencies.

     Gross Profit. Gross profit increased to $6.6 in 2000 from $4.2 million in 1999, representing an increase of $2.5 million, or 60.0%. Gross profit as a percent of revenues increased to 49.7% in 2000 from 41.7% in

1999. The increase in gross profit as a percent of total revenues was primarily due to increased production efficiencies.

     Research and Development Expenses. Our research and development expenses increased to $4.5 million in 2000 from $4.0 million in 1999, representing an increase of $526,000, or 13.3%. This increase in research and development expenses was primarily attributable to payments for outside services in the development of PEREGRINE and the hiring of additional personnel. As a percent of total revenues, research and development expenses were 33.5% in 2000 and 39.7% in 1999.

     Sales and Marketing Expenses. Sales and marketing expenses were approximately $4.3 million in both 2000 and in 1999, although there was a decrease of approximately $74,000 in 2000 compared to 1999. This decrease was primarily caused by a reduction in marketing expenses, partially offset by commissions on increased sales. As a percent of total revenues, selling and marketing expenses decreased to 31.8% in 2000 from 43.5% in 1999.

     General and Administrative Expenses. Administrative expenses totaled $3.3 million in 2000 and $3.8 million in 1999. The decrease of $531,000, or 13.9%, was primarily caused by the reduction of administrative personnel as part of a management reorganization, and the reduction in professional fees. As a percent of total revenues, administrative expenses decreased to 24.7% in 2000 from 38.5% in 1999.

     Interest and Other Income (Expense), Net. Net interest and other expense of ($2.0) million in 2000 increased $1.1 million from $(912,000) in 1999. This increase in expense was a result of additional borrowings under the bank and stockholder line of credit needed to finance operations and fees associated with these lines of credit.

     Provision for Income Taxes. We incurred net operating losses for the years ended December 31, 2000 and 1999, and, accordingly, we did not pay any federal or state income taxes. We have not recorded a benefit from our net operating loss carryforwards because it is not certain that we will have sufficient income from future operations to realize the carryforwards prior to their expiration. Accordingly, we have established a valuation allowance against the deferred tax asset arising from the carryforwards. We will maintain the valuation allowance until it is more likely than not that the deferred tax assets will be realized.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth our statement of operations data for each of the four quarters in the period ended December 31, 2001. This data has been derived from unaudited financial statements that, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such information when read in conjunction with our annual audited financial statements and notes thereto appearing elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                         QUARTER ENDED
                                                          -------------------------------------------
                                                          MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                                            2001        2001       2001        2001
                                                          ---------   --------   ---------   --------
                                                                    (DOLLARS IN THOUSANDS)
Revenues................................................   $4,593      $7,283     $5,512     $ 7,117
Cost of revenues........................................    1,833       3,108      2,315       3,009
                                                           ------      ------     ------     -------
Gross profit............................................    2,760       4,175      3,197       4,108
                                                           ------      ------     ------     -------
Operating expenses:
  Research and development..............................      927       1,015      1,047       1,164
  Sales and marketing...................................    1,035       1,141      1,320       1,882
  General and administrative............................      631         600        715       1,004
  Stock-based compensation..............................       --          --         --       1,786
                                                           ------      ------     ------     -------
  Total operating expenses..............................    2,593       2,756      3,082       5,836
                                                           ------      ------     ------     -------
Income (loss) from operations...........................      167       1,419        115      (1,728)
                                                           ------      ------     ------     -------
Interest and other income (expense).....................      (51)         68         50          36
                                                           ------      ------     ------     -------
Net income (loss).......................................   $  116      $1,487     $  165     $(1,692)
                                                           ======      ======     ======     =======

     Our product sales in any given quarter generally reflect a relatively small number of product unit sales. The quarter-to-quarter fluctuations in revenues are primarily attributable to the timing of orders received and customer requirements on shipping and installation dates. In addition, bulk purchases by a large customer such as an independent health network can cause a significant fluctuation in revenue for any quarter. Any of these factors could adversely affect our quarterly revenues and could make it difficult to determine in advance whether we will attain quarterly earnings expectations. Cost of revenues generally fluctuates each quarter as a result of corresponding changes in revenues. Research and development expense has gradually increased each quarter reflecting increased staffing, partially offset by a reduction in outside development expenses. Sales and marketing expense has generally increased over the four quarters presented primarily due to the hiring of additional sales and marketing personnel associated with the expansion of commercial operations. The significant increase in the fourth quarter reflects professional fees associated with our new brand imaging effort and costs associated with certain promotions and trade shows. General and administrative expense was relatively stable in the first three quarters with a significant increase in the fourth quarter because of legal fees related to the patent infringement suits that we initiated. Stock-based compensation expense in the fourth quarter is caused by an increase in the deemed fair value of our common stock above the exercise price of the employee and director options that were repriced in December 2000. Interest income, net, decreased from the first quarter to the second quarter, as we refinanced notes payable to stockholders into preferred stock and raised additional funds through the private placement of preferred stock. Quarter-to-quarter fluctuations in interest and other income (expense), net since the second quarter, are due primarily to the change in the balance of our cash, cash equivalents and short-term investments available for investment from quarter to quarter and declining interest rates.

     We believe that period-to-period comparisons of our operating results are not necessarily meaningful, and you should not rely on them to predict future performance.

BACKLOG

     Our backlog as of December 31, 2001 amounted to $5.5 million, of which we expect to recognize more than 90% into revenue in fiscal year 2002. Our backlog as of December 31, 2000 amounted to $7.8 million, more than 90% of which was recognized into revenue in fiscal year 2001. Backlog that is not recognized into revenue within the next twelve months is mostly related to service agreements, which are recognized into revenue over the period of the agreements. Our backlog at December 31, 2000 was unusually large because of a significant number of orders received late in the year in anticipation of the new reimbursement code for IMRT treatments at hospitals. From December 31, 2000 to December 31, 2001, our backlog declined by $2.3 million, despite increasing revenues. The decrease in backlog is primarily due to customers delaying the placement of orders until closer to the desired installation date, our improved product assembly efficiency and increases in support personnel available to install our products. While we include in backlog only firm, written orders for products and services, orders may be revised or cancelled at any time prior to final customer acceptance, which generally occurs within one to four weeks from shipment. Consequently, it is impossible to predict with certainty whether an order in our backlog will result in a sale. For these reasons, we believe that our backlog as of any given date is not a reliable indicator of future revenues.

LIQUIDITY AND CAPITAL RESOURCES

     Since our inception, we have financed our operations primarily through a combination of revenues from operations and private placements of common stock and convertible preferred stock. Through December 31, 2001, issuances of our common stock and convertible preferred stock had resulted, in the aggregate, in net proceeds of approximately $72.2 million. We have also financed our operations through loans from our largest stockholder and members of his family, all of which have been repaid or converted into common stock or preferred stock, and through a line of credit with Citicorp Private Bank. This line of credit was purchased in December 2000 by our largest stockholder and members of his family and was then converted into equity in March 2001. The interest rates charged on these borrowings ranged between 9.5% and 14.0% per annum from 1999 to 2001. In addition, we issued approximately 79,000 shares of preferred stock to that family group as consideration for direct loans they made to us. All of our outstanding preferred stock will be converted into common stock at the closing of this offering. As of December 31, 2001 and December 31, 2000, we had cash and cash equivalents of $6.0 million and $665,000, respectively. We do not currently have any line of credit.

     Net cash provided by operating activities in 2001 was $831,000. Net cash used in operating activities was approximately $6.5 million and $11.2 million for the years ended December 31, 2000 and 1999, respectively. For these periods, net cash provided by or used in operating activities resulted primarily from net losses or income, excluding non-cash charges.

     Net cash used in investing activities was approximately $699,000, $209,000 and $3.0 million, for the years ended December 31, 2001, 2000 and 1999, respectively. Investments in 2001 and 2000 related to normal capital expenditures. Investments in 1999 related to the purchase of ROCS and a prepayment we were required to make connection with the aborted acquisition of Med-Tec, which prepayment is currently the subject of a lawsuit that we initiated. See "Business - Legal Proceedings."

     Net cash provided by financing activities was approximately $5.2 million, $6.8 million and $14.8 million, and for the years ended December 31, 2001, 2000 and 1999, respectively. These financing activities consisted of proceeds from stock issuances and proceeds from issuance of short and long-term debt. Net proceeds from stock issuances were approximately $5.2 million, $1.0 million and $8.0 million for the years ended December 31, 2001, 2000 and 1999, respectively. There was no issuance of short or long-term debt in 2001. Net proceeds from issuances of short and long-term debt were $5.8 million in 2000 and $6.8 million in 1999.

     We anticipate that capital expenditures for 2002 will be consistent with our capital expenditure level in 2001. Our capital expenditures have been, and we anticipate that they will continue to be, primarily for computer and office equipment related to increased staffing levels and marketing programs. In 2001, 2000 and

1999 our capital expenditures were $699,000, $209,000 and $139,000, respectively. It is likely that as we continue to grow and add personnel it will be necessary for us to relocate to a larger facility. Our current facility lease runs through August 2004 and has an annual lease cost of approximately $400,000.

     We have royalty arrangements for technologies that we license for use in some of our products. These arrangements typically require us to pay either a percentage of the sales price for each product sold or an established dollar amount for each product sold. These royalty payments are included in cost of revenues in our statement of operations. These royalty arrangements also include certain minimum payments of less than $100,000 in 2002.

     Except for the lease and royalty arrangements discussed above, we do not have any material future commitments.

     Our future liquidity and capital requirements will depend on numerous factors, including:

     - the amount and timing of revenues;

     - the extent to which our existing and new products gain market acceptance;

     - the extent to which we make acquisitions;

     - research and development expenditures;

     - the cost and timing of expansion of product development efforts and the success of these development efforts;

     - the cost and timing of expansion of marketing and selling activities; and

     - current cash balances and the availability of other means of financing.

     We believe that the net proceeds from this offering, together with our current cash and investment balances and any cash generated from operations, will be sufficient to meet our currently anticipated operating and capital requirements. However, it is possible that we may require additional financing, particularly if we are able to identify attractive acquisition opportunities. We have no current plans, and we are not currently negotiating, to obtain additional financing following the completion of this offering. We intend to continue to invest heavily in the development of new products and enhancements to our existing products, and increase our sales and marketing efforts. The factors described above may affect our future capital requirements and the adequacy of our available funds.

QUANTITATIVE AND QUALITATIVE DISCUSSION OF MARKET RISK

     Although we transact our business in U.S. dollars, future fluctuations in the value of the U.S. dollar may affect the price competitiveness of our products, particularly once we accelerate sales internationally. However, we do not believe that we currently have any significant direct foreign currency exchange rate risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments.

     The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our invested cash without significantly increasing risk of loss. As of December 31, 2001, our cash and cash equivalents consisted primarily of money market funds maintained at one major U.S. financial institution. The recorded carrying amounts of cash and cash equivalents approximate fair value due to their short-term maturities. We do not believe that an increase in market rates would have any significant negative impact on the realized value of our investments.

INFLATION

     The impact of inflation on our business has not been material for the fiscal years ended December 31, 2001, 2000 and 1999.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133, which is effective, as amended by SFAS No. 138, for all quarters in fiscal years beginning after June 15, 2000, establishes accounting and reporting standards for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. We do not currently engage in derivative or hedging activities, so the adoption of this standard did not have a significant impact on our financial statements.

     In June 2001, the FASB issued SFAS No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. SFAS No. 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives and requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.

     We will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002 for any prospective acquisitions. Application of the nonamortization provisions of the statement will have no impact on net income in 2002 compared to 2001, because we had no goodwill as of December 31, 2001.

     In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supersedes SFAS No. 121 and provides a single accounting model for the disposition of long-lived assets. The new rules significantly change what would have to be met to classify an asset as held for sale. In addition, more dispositions will qualify for discontinued operations treatment in the income statement as the criteria for discontinued operations presentation is changed to a component of the business rather than a segment of the business. We are required to apply SFAS No. 144 as of January 1, 2002. The new rules are not anticipated to have a significant impact on our financial statements.

                                    BUSINESS

OVERVIEW

     We develop, sell and service advanced medical equipment products that are designed to improve the safety and effectiveness of external beam radiation therapy in the treatment of tumorous cancers. Our current products are designed to improve 1) the planning and delivery of radiation treatments, 2) the verification of tumor location and 3) the accuracy and predictability of radiation doses. We currently sell our products to hospitals and freestanding clinics primarily in the United States as well as in other countries. Our products are used at over 200 institutions, including some of the world's preeminent cancer institutions, and are currently used predominantly in the treatment of tumors of the prostate, head, neck and spinal cord. In addition to our products, we offer our customers an experienced and knowledgeable customer support and operations staff and high-quality customer service.

     We pioneered the commercialization of a technology known as intensity modulated radiation therapy, or IMRT. In contrast to conventional radiation therapy, in which the patient is treated with large, uniform beams, IMRT delivers many smaller radiation beams, with the intensity and angle of these radiation beams varied, or modulated, across the target area of the patient being treated. This enables the doctor to deliver an elevated radiation dose to the tumor, while limiting the amount of radiation directed at nearby healthy tissue. As a result, IMRT provides the potential for improved outcomes by more effectively treating tumors, and for a better quality of life for patients.

     Treatment planning for IMRT is extremely complex due to the number of potential beam angles and intensities. Our IMRT planning software system, CORVUS, addresses this complexity through a technique called inverse planning. CORVUS prompts the doctor to specify the desired radiation dose outcome, both for the tumor and for the surrounding healthy tissue, and then generates a plan to achieve the desired outcome by testing and rejecting millions of potential beam intensities and angles. This is in contrast to conventional radiation planning and competing IMRT planning systems that rely on a technique called forward planning, in which the doctor essentially builds a treatment plan through a manual, iterative process. We believe that our inverse planning approach results in better treatment plans and reduces the amount of time required for doctors to create these plans when compared to many of our competitors' treatment planning systems.

     A device known as a multileaf collimator defines the size, shape and intensity of the radiation beams in IMRT treatments and is also used in some conventional radiation treatments. Our multileaf collimator, MIMiC, was designed specifically for delivering IMRT, and we believe it offers a number of advantages over competing multileaf collimators, including the ability to deliver radiation from a significantly greater number of angles. MIMiC is primarily sold as a component of our integrated PEACOCK system and can also be sold to existing CORVUS customers.

     Customers use IMRT products in conjunction with linear accelerators, which are the machines that generate the energy beams used in radiation therapy. We do not produce linear accelerators. However, our products are designed to be compatible with all linear accelerators currently sold by the major accelerator manufacturers. We sell our products both to customers who have the newest, most advanced linear accelerators and to customers with older linear accelerators that do not have IMRT capabilities.

     In 1998, we introduced BAT, our ultrasound-based targeting system. BAT is used in conjunction with external beam radiation to locate targets, including tumors and surrounding organs, that may move inside the patient's body from one treatment session to the next. In 2000, we introduced PEREGRINE, our radiation dose calculation and simulation software product that uses advanced statistical techniques to simulate the path of radiation particles as they are absorbed by the patient's body. BAT and PEREGRINE are designed to be used in connection with both IMRT and conventional radiation therapy.

     We also have developed and sell several accessory products that are used in conjunction with our core products to enhance their functionality, creating additional market opportunities for us.

OUR MARKET OPPORTUNITY

     The International Agency for Research on Cancer estimates that there were over 10 million cases of cancer worldwide in 2000, excluding skin cancers. The American Cancer Society estimates that in the United States alone, approximately
1.3 million new cases of cancer, excluding many non-invasive and skin cancers, will be diagnosed in 2002. Cancers are generally one of two types, tumorous or non-tumorous. Radiation therapy is the primary treatment option for localized tumorous cancers, and approximately 50% of cancer patients in the United States are treated with radiation at some time during the course of their disease. The primary customers in the United States for radiation therapy products are hospitals, which provide approximately two-thirds of domestic radiation treatments, and freestanding clinics, which provide approximately one-third of domestic radiation treatments.

     There are two primary types of radiation therapy. The first type, which represents the vast majority of radiation treatments, is external beam radiation therapy. In this type of radiation therapy, a beam of energy originating outside the patient's body is directed at the tumor. The second type of radiation therapy is internal radiation therapy, commonly referred to as brachytherapy, where radioactive materials are implanted in the patient's body at the site of the tumor. Our IMRT and related products are used in connection with external beam radiation therapy.

     IMRT has been hailed as a significant development in radiation therapy, and we believe that IMRT, in its current form, represents a significant improvement over conventional planning and delivery technologies for radiation therapy for treating many types of cancers. In conventional radiation therapy, the radiation beams tend to be larger, more uniform and more simply shaped than the beams used in IMRT. As a result, conventional radiation treatments have relatively imprecise targeting, which often results in exposing a significant amount of healthy tissue to directed radiation and which places inherent limitations on the level of radiation doses that can be delivered. This is especially true in cases where the tumor has an irregular shape or is adjacent to a vital organ or other sensitive tissue. IMRT technology, by contrast, delivers radiation using many small beams aimed at different parts of a tumor and controls the radiation level of each beam. This enables the doctor to deliver higher doses of radiation to the tumor area while reducing the dose of radiation directed at healthy, surrounding tissue. The result is an increase in the effectiveness of radiation therapy treatments and a reduction in side effects. For example, patients who undergo conventional radiation therapy to treat prostate cancer can often experience rectal bleeding, incontinence and impotence. We believe that IMRT can help reduce the incidence of these side effects in the treatment of prostate cancer. Similarly, we believe that patients who have tumors located near the optical nerve and who might be blinded by conventional treatment can now be treated with IMRT with significantly reduced risk of vision loss.

     An important component of our market opportunity is the ability of our integrated IMRT treatment planning and delivery product, PEACOCK, to upgrade a linear accelerator that does not have IMRT capabilities by providing it with the ability to deliver IMRT treatments. PEACOCK is typically less than half the cost of a new IMRT-equipped linear accelerator. In addition, we offer customers who have the newest, IMRT-equipped linear accelerators the opportunity to replace their existing planning system with our CORVUS planning system, which is compatible with all major multileaf collimators currently on the market, and which we believe is superior in a number of respects to the planning software offered by our competitors.

     Our ultrasound-based targeting system, BAT, provides another important market opportunity, because it enables doctors to locate more accurately, at the time of each treatment, tumors that may have moved since the treatment plan was developed or since the prior treatment session. BAT has been predominantly used by hospitals and clinics in treating prostate cancer.

     We also believe that there is a significant market opportunity for our PEREGRINE dose calculation software, although we have limited data on this opportunity because we have only recently introduced PEREGRINE to the market.

     We estimate that there are approximately 3,000 installed linear accelerators worldwide that do not have IMRT capabilities. We view each of these linear accelerators as a potential sale opportunity for PEACOCK. We estimate that there are approximately 4,000 linear accelerators installed worldwide that have IMRT capabilities, with hundreds more being installed annually, each of which we view as a potential sale opportunity for CORVUS. We view each installed linear accelerator worldwide, whether it has IMRT capabilities or not, as a potential sale opportunity for BAT and PEREGRINE.

OUR BUSINESS STRATEGY

     Our goal is to be the commercial and technological leader in the worldwide market for advanced radiation treatment planning and delivery products and services. The key elements of our strategy are to:

     Educate Our Target Market and Enhance Our Brand Awareness. The markets for our products are relatively undeveloped. During 2001, we focused our marketing efforts and developed our first concerted brand image campaign. We intend to expand our marketing efforts and further educate our target audience on the benefits of IMRT in general, and our IMRT and related products in particular. The primary target audience of these efforts include doctors at leading cancer treatment institutions, hospitals and freestanding clinics, as well as cancer patients.

     As part of this market education process, we intend to expand our efforts to:

     - further develop our relationships with key industry participants, including highly respected oncologists and medical physicists;

     - sponsor research at leading cancer research institutions;

     - conduct and participate in seminars for radiation oncologists and other industry participants; and

     - sponsor university-based courses to facilitate the training of medical and therapy students, as well as practicing doctors and radiation therapists.

     We also intend to further enhance our image and brand awareness. In this regard, we intend to continue to improve our marketing materials, maintain a high profile at industry tradeshows and provide our sales personnel and distributors with high-quality educational, marketing and training materials.

     Expand Our Sales Capabilities and Channels. We intend to expand our sales efforts in order to further penetrate our existing and potential geographic markets. The primary focus of our sales efforts will continue to be the United States, where we intend to increase the size of our internal marketing and sales staff. We also plan to increase our sales efforts in Asia and Europe, which we view as key market opportunities. As part of this effort, we plan to hire several high-level sales personnel who will manage specific foreign markets. In addition, we intend to enhance our existing relationships with international distributors and other industry participants by providing additional training and support, improving communication and coordinating our efforts to identify and pursue market opportunities.

     Provide Exceptional Customer Support and Service. Due to the highly technical nature of our products and our industry, the quality and scope of the service we offer to customers in support of our products is essential to our business. We maintain a highly skilled customer support and operations team, including medical physicists, application specialists, field service engineers and repair technicians, many of whom have advanced degrees. We believe that providing exceptional customer support and service will 1) continue to enhance our reputation in the radiation therapy marketplace, 2) help differentiate us from our competitors and 3) further enable us to obtain recurring service revenues from a growing installed base of products. The client contact and communication that results from customer support and service can also lead to additional sales opportunities and can provide us with important customer feedback, which, in turn, can lead to beneficial design changes to our products.

     Maintain Our Position as a Technology Innovator. We have a highly experienced research and development staff, and we are committed to maintaining a leadership position in the innovation and development of advanced radiation therapy products and services. We plan to continue to advance our current technology in order to enhance the speed, accuracy and overall functionality of our products. In addition to advancing our existing products, we are actively looking to develop or acquire new products and technologies to address or create opportunities in the radiation therapy marketplace. We believe that our close interaction and servicing relationship with our customers enables us to learn of opportunities for new technologies that are needed in the marketplace. We plan to remain focused on identifying, developing and delivering technological innovations to the marketplace in a timely manner.

     Expand the Application of Our Technology to Treat Different Types of Cancers. Currently, our products are predominantly used to treat tumors of the prostate, head, neck and spinal cord. Although a large number of these tumors are diagnosed each year, they reportedly represent less than 20% of the total number of new solid cancerous tumor cases diagnosed each year in the United States. We believe that the general advantages of IMRT, including the ability to deliver elevated radiation doses to the target area and to reduce the amount of radiation directed at surrounding healthy tissue, can be a benefit in the treatment of other types of cancer, including breast, lung, pancreatic and liver cancers. Our goals are to 1) further develop our IMRT technology to the point that the clinical results of treating these other types of cancer with IMRT are better than the results obtainable with conventional treatments and 2) continue to improve our IMRT products to reduce treatment times and improve their ease of use in treating these other types of cancer. Further research, clinical data and years of experience will likely be required before there can be broad acceptance for the use of IMRT treatments for these other types of cancer.

     Pursue Selective Business Growth Opportunities. We plan to pursue selective acquisitions more aggressively, particularly those that could assist us in advancing our current products, technologies and market penetration. Although we have limited acquisition experience, members of our management team have significant experience in evaluating and completing acquisitions and in successfully integrating acquired businesses. We may also license complementary technologies from third parties.

OUR COMPETITIVE STRENGTHS

     We believe we have a number of competitive strengths that will enable us to further enhance our position in the radiation therapy market. We believe we can capitalize on the following key competitive strengths:

     IMRT Technology Leader. We believe we are a recognized technology leader in IMRT, having pioneered the commercialization of IMRT technology by introducing the first commercial IMRT planning and delivery system in 1996. There is limited market data available on the actual number of patients treated with IMRT or with our IMRT products. However, based on the number of our planning systems that have been sold to date and our estimates of their daily average treatment rates, we believe that our IMRT planning software products have been used to plan the treatment of a substantial majority of all IMRT patients treated worldwide. We have sold our IMRT products to over 150 institutions, including some of the preeminent cancer institutions in the United States and other countries. In addition, we believe that most of the peer reviewed clinical studies describing the benefits of IMRT technology have used our products. We believe our position as a recognized leader in IMRT technology helps establish credibility with existing and potential customers, inspires trust in these customers regarding the quality of our products and services, and gives these customers confidence that we can effectively assist them with new issues and opportunities that may arise in this developing field.

     Broad Range of Products. We offer a broad range of IMRT and related products that can be used together or with components produced by other manufacturers. PEACOCK offers customers the ability to upgrade accelerators that do not have IMRT capabilities. We offer customers who have the newest, IMRT-equipped linear accelerators the opportunity to replace their existing planning system with our CORVUS planning system, which is compatible with all major multileaf collimators currently on the market. In addition, BAT can be used with our IMRT products, with most of our competitors' IMRT products and with conventional radiation therapy products. Similarly, PEREGRINE is designed to be used with both IMRT and conventional radiation therapy.

     We also offer a number of accessory products that enhance the functionality of our core products. For example, our BEAK product attaches to our MIMiC multileaf collimator to enable it to perform radiosurgery, which would otherwise require the purchase of an expensive, dedicated radiosurgery system. Similarly, the NOMOS AUTO-CRANE product can be used in conjunction with our PEACOCK planning and delivery system to remotely adjust the patient's position during the course of a treatment session. This capability eliminates the need for the radiation therapist to repeatedly enter the treatment room to manually adjust the patient's position between the delivery of each radiation slice.

     Research and Development Capabilities. We have an experienced team of medical physicists, product developers and technicians with proven expertise in the design and application of complex radiation oncology and software systems. It was our research and development team that developed the products used to treat the first patient ever with IMRT in 1994 and that enabled us to be first to market with several product offerings, including:

     - the first commercial IMRT planning and delivery system (PEACOCK, 1996);

     - the first commercial ultrasound-based tumor location device designed to track tumor location to within two millimeters (BAT, 1998); and

     - the first commercial radiation dose calculation and simulation software with an FDA-cleared accuracy claim of 2% (PEREGRINE, 2000).

     We are focused on identifying, developing and quickly delivering technological innovations to the marketplace and are committed to maintaining a leadership position in the advanced radiation therapy industry.

     Strategic Relationships. We have several strategic relationships, both formal and informal, with industry participants that we use to develop, market and distribute our products. Some of these relationships are important because they give us access to an installed base of products and potential customers. Others, such as our relationships with our international distributors, are important because they provide us with country-specific expertise on regulatory matters and access to new geographic markets. Our relationships with leading research institutions and treatment facilities enhance our reputation in the marketplace.

     Experienced Senior Management Team. Members of our management team have significant experience in the radiation oncology industry, including experience derived from working with manufacturers of radiation therapy products, as well as with the hospitals and other medical institutions who are the customers for these products. Members of our management team also have significant experience in other technology sectors, including software development, and in interacting with the FDA regarding quality and regulatory requirements and processes. In the two years since our new management team was put in place, it has successfully implemented a business strategy that has resulted in significantly increased revenues and enabled us to achieve profitability for the first time in 2001.

OUR TECHNOLOGY AND PRODUCTS

     We currently sell five primary products to the radiation therapy market:

CORVUS             Inverse planning software designed specifically for IMRT
MIMiC              Multileaf collimator designed specifically for IMRT with
                   CORVUS
PEACOCK            Integrated IMRT planning and delivery software system and
                   multileaf collimator which combines CORVUS and MIMiC
BAT                Ultrasound-based targeting system
PEREGRINE          Radiation dose calculation and simulation software

     CORVUS. The core of our proprietary IMRT planning system is CORVUS. This software-based product uses images from conventional imaging technologies such as computed topography, or CT, magnetic resonance imaging, or MRI, or positron emission tomography, or PET, to create a three-dimensional model of the tumor area to be treated. CORVUS, through its three-dimensional on-screen model, prompts the doctor to specify the parameters of the dose outcome desired, both for the tumor and for the surrounding healthy tissues. CORVUS then tests and rejects millions of beam intensities and angles as it builds a plan to achieve the doctor's desired objectives. This process, called inverse planning, starts with the desired outcome and then builds a plan to achieve it. Once the plan has been approved by the doctor, CORVUS manipulates the linear accelerator's multileaf collimator during each treatment session to provide the radiation output in accordance with the plan by dividing its radiation output into a large number of very small beams, each of which can carry a different level of radiation intensity. By hitting the target with these small, variable intensity beams from multiple angles, it becomes possible to deliver a high dose of radiation to the target with great precision, regardless of the shape of the target, while limiting the delivery of high dosage radiation to surrounding healthy structures, regardless of their proximity to the target. CORVUS can be used in conjunction with MIMiC, our multileaf collimator, and is also compatible with most other multileaf collimators on the market. We believe that CORVUS, together with its predecessor, PEACOCK Plan, has been used to plan the treatment of a substantial majority of all IMRT patients worldwide.

     We believe that the CORVUS process of inverse planning is superior to conventional radiation technology and competing IMRT technologies that rely on forward planning. In forward planning, the doctor manually develops a radiation delivery plan and then uses a computer to calculate the results of that plan. This process is often repeated several times until an acceptable plan is obtained. This process is labor-intensive, time-consuming and highly sensitive to the quality and experience of the particular technician or doctor. All inverse planning systems utilize an algorithm that is designed to replicate the clinical decision-making process of a radiation oncologist. Our algorithm has been developed using clinical feedback received from previous versions of the product, and we believe it represents more closely than our competitors' systems the important factors used in an experienced clinician's evaluation. We believe that the CORVUS process results in increased accuracy and improved clinical outcomes over competing inverse planning systems, whose optimization strategies and evaluation functions we believe do not have the sophistication embodied in CORVUS. We also believe that our CORVUS planning software develops treatment plans more quickly, and with less user interaction that our competitors' planning systems.

     We received FDA 510(k) clearance for CORVUS in April 1996. The United States Patent and Trademark Office issued to us a patent relating to the technology used in CORVUS on March 14, 2000. See " -- Patents and Proprietary Technology." As of December 31, 2001, we had sold 149 CORVUS units, including 86 units sold as part of our PEACOCK sales. Our current U.S. list price for CORVUS is approximately $200,000 per unit.

     MIMIC. Our multileaf collimator, MIMiC, is primarily sold as a component of our integrated PEACOCK system, and can also be sold to existing CORVUS customers. We believe that MIMiC is the only multileaf collimator on the market that was designed exclusively for IMRT delivery. MIMiC was also the first multileaf collimator specifically designed for dynamic or rotational mode treatment, where the head of the linear accelerator is moving during the delivery of radiation. MIMiC can deliver radiation from approximately 54 angles, which is significantly greater than the 5-9 angles of a typical commercial multileaf collimator. This contributes to MIMiC's ability to conform the radiation beams to the size and shape of a tumor in accordance with the treatment plan. We also believe that MIMiC has the least amount of radiation leakage transmitted through the device during treatment of any multileaf collimator currently on the market. Leakage refers to radiation that escapes from the linear accelerator, or is transmitted through or between the leaves of the multileaf collimator, and is unintentionally absorbed by the patient. A typical multileaf collimator has an average radiation leakage of between 1% and 3%. Our analysis shows that the actual leakage for MIMiC is typically less than 1%.

     MIMiC has 40 tungsten leaves in two rows of 20. Each leaf is capable of defining a beam approximately one centimeter square and can direct these radiation beams to the target. With the addition of our BEAK product, MIMiC's beam size can be reduced to four-by-ten millimeters. This allows a customer with MIMiC to compete in the radiosurgery market. Radiosurgery is a form of specialized radiation therapy that involves the delivery of radiation to a precise, often small, target volume in a limited number of treatment sessions. We license some of the technology used in MIMiC from the Wisconsin Alumni Research Foundation. See " -- Third-Party License Agreements."

     We received FDA 510(k) clearance for MIMiC in February 1995. As of December 31, 2001, we had sold 93 MIMiC units, including the 86 units sold as part of our PEACOCK sales. Our current U.S. list price for MIMiC is approximately $250,000 per unit.

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

     PEACOCK. PEACOCK is our integrated IMRT planning and delivery system, which includes CORVUS as its software-based planning component and MIMiC as its multileaf collimator. With these two components, PEACOCK helps the doctor create an optimized treatment plan and then modulates the intensity of a radiation beam to fit the size and shape of a tumor in accordance with the plan. PEACOCK offers customers with older linear accelerators, and others that lack a multileaf collimator, the ability to upgrade their accelerators to enable them to deliver IMRT treatments. PEACOCK is typically less than half the cost of a new IMRT-equipped linear accelerator and can be installed with significantly less down time to the treatment center. PEACOCK can be used in delivering IMRT treatments both while the head of the linear accelerator is moving, known as rotational or dynamic mode, and while the head of the linear accelerator is stationary, known as fixed angle mode.

     We received FDA 510(k) clearance for PEACOCK as a complete system in November 1996. As of December 31, 2001, we had sold 86 PEACOCK units. Our current U.S. list price for PEACOCK is approximately $450,000 per unit.

     BAT. BAT is our targeting system that uses ultrasound images to confirm the location of target organs or tumors within the patient's body. Some organs, such as the prostate, move within the patient from day to day and even within a given day. As a result, a previously developed treatment plan may no longer be effective. Treatments that require daily localization of this kind include those for cancers of the prostate, female pelvis, pancreas, breast and liver. The conventional approach to this problem is to include in the treatment plan a margin of error, which inevitably leads to exposing healthy tissue to radiation. BAT reduces this margin of error from the currently accepted standard practice of within 2 centimeters to within 2 millimeters. BAT determines the location of the target by means of a jointed, mechanical arm, at the end of which is an ultrasound probe. Using a touch-screen monitor and the ultrasound images, the practitioner maneuvers the probe to the exact location of the tumor. BAT then calculates the position of the target relative to the delivery point of the radiation beam. BAT can be used in conjunction with IMRT as well as conventional radiation treatment. Currently, BAT is predominantly used by hospitals and clinics in treating prostate cancer. However, we believe that BAT will increasingly be used in radiation treatment of other soft tissue organs or regions.

     Studies indicating significant benefits from using our BAT product have recently been published. For example, a study by the Fox Chase Medical Center in Philadelphia and published in 2000 in Adult Urology (Elsevier Science, Inc.) concluded that the increased accuracy of target location resulting from the technology underlying BAT will allow the reduction of treatment margins, meaning the area outside the tumor at which radiation must be directed in order to ensure that the necessary dosage is received by the entire tumor, and that this reduction should result in lower treatment-related morbidity and facilitate further radiation dose escalation. Similarly, a study by MD Anderson Cancer Center and presented at the Proceedings of the 43rd Annual meeting of the American Society for Therapeutic Radiology and Oncology, or ASTRO, in November 2001, concluded, based on the outcome of over 3,000 procedures using BAT, that the images produced by BAT showed a shift in the tumor of at least 5 millimeters in approximately 25% of the procedures, and that these shifts created a risk that a portion of the tumor would be missed if the target location had been left uncorrected. BAT is designed to locate the tumor prior to the delivery of radiation treatments in order to allow these corrections to be made.

     We received FDA 510(k) clearance for BAT in July 1998. The United States Patent and Trademark Office issued to us a patent relating to the technology used in our BAT product on December 4, 2001. See " -- Patents and Proprietary Technology." As of December 31, 2001, we had sold 152 BAT units. Our current U.S. list price for BAT is approximately $190,000 per unit.

     PEREGRINE. PEREGRINE is a radiation dosage calculation software product. Fundamental to all treatment planning is the need to estimate the amount and distribution of the radiation dose in three dimensions that would be absorbed by a patient from a prescribed plan. The prevailing method of dose calculation is to estimate the absorption of radiation by the patient's body based on the absorption of radiation by water. This method can be reasonably accurate for areas of homogeneous tissue. However, most tumors are surrounded by heterogeneous tissue structures, such as bones, air sacs or other variants in density, each of which absorbs radiation at a different rate. PEREGRINE is designed to improve the accuracy of both IMRT and conventional radiation treatment planning systems by adjusting for these variables.

     PEREGRINE utilizes advanced statistical techniques to provide highly precise dosage calculations, which it derives by simulating the paths of radiation particles as they are absorbed by the patient's body until sufficient statistics are built up to limit uncertainty. Before PEREGRINE was introduced, this method was considered impractical because of long calculation times. PEREGRINE is designed to make use of commercially available computing technology to achieve calculation times of less than ten minutes.

     PEREGRINE can work both with our IMRT planning software, CORVUS, as well as with competitors' IMRT and conventional radiation therapy planning products. PEREGRINE is designed to work simultaneously and seamlessly with the planning software to calculate and recommend adjustments to the dose distribution determined by the planning software before the radiation treatment plan is actually administered to the patient.

     We have made initial sales of PEREGRINE to early adopters who are currently using it for laboratory testing and research purposes, but who are not yet using it to treat patients. These early adopters are assisting us in completing the final stages of development of this product. We have recently completed an upgrade for PEREGRINE that we believe will enable and encourage these early adopters, and new customers, to begin using PEREGRINE clinically to treat patients. Currently, PEREGRINE can only be used in conjunction with some linear accelerators and treatment planning systems. We are developing additional upgrades for PEREGRINE that we believe, when completed, will allow PEREGRINE to operate with a broader range of linear accelerators and radiation planning systems without the need for extensive commissioning and testing. We expect these upgrades to be completed in the third quarter of 2002.

     In 1999, we acquired exclusive rights to the patents, trademarks and copyrights for the technology used in PEREGRINE through a 10-year licensing agreement with the Lawrence Livermore National Laboratory. This agreement is described in greater detail in the section entitled " -- Third-Party License Agreements." We received FDA 510(k) clearance for PEREGRINE in September 2000. As of December 31, 2001, we had sold 17 PEREGRINE units. Our current U.S. list price for PEREGRINE is approximately $150,000 per unit.

     Accessory Products. In addition to our core products discussed above, we also offer accessory products:

     - BEAK. To provide additional market opportunities for MIMiC and PEACOCK, we market BEAK, a device that attaches to MIMiC and reduces MIMiC's beam size from one centimeter square down to four-by-ten millimeters. This allows MIMiC and PEACOCK to compete with expensive and dedicated radiosurgery systems. Radiosurgery is a form of specialized radiation therapy that typically involves the delivery of radiation to a small target in a limited number of treatment sessions.

     - NOMOS CRANE and AUTO-CRANE. Our NOMOS CRANE family of products is a series of devices used to position patients during radiation therapy. NOMOS CRANE and NOMOS CRANE II are manually operated patient positioning devices that are specifically suited to the requirements of treatments using PEACOCK, which deliver radiation in a slice-by-slice manner. The NOMOS AUTO-CRANE is our newest device, which remotely adjusts the patient's position during the course of a treatment session as necessary to deliver the radiation in accordance with the treatment plan. This eliminates the need for the radiation therapist to repeatedly enter the treatment room to manually adjust the patient's position. We anticipate that the NOMOS AUTO-CRANE will be able to significantly shorten the average IMRT treatment session using PEACOCK. We received FDA clearance for the NOMOS AUTO-CRANE in December 2001, and we began offering it for commercial sale in 2002. We also offer two NOMOS MINICRANES that assist in the positioning of specific body parts such as the head and neck. We license some of the technology underlying our NOMOS CRANE family of products from the University of Texas. See " -- Third-Party License Agreements."

     - Other System Accessories. We offer several other system accessories that assist in the positioning and verification of patient alignment. Our TALON product is a device used to position the head during radiation therapy and radiosurgery, which permits precise repositioning across multiple treatment days.
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

       Our radiotherapy table adapter, or RTA, and our computed tomography table adapter, or CTA, are adjustable, rigid structures that attach to a variety of treatment tables and imaging couches to provide a stable and consistent reference base for patient positioning. We also offer our Target Box, which is a device that connects to our RTA and provides multiple means of achieving precise patient alignment, including the use of laser positioning. We also offer a verification cassette that stores film and which can be used to verify the accuracy of patient treatment dosages.

     Although sales of these accessory products currently represent a small portion of our revenues, we believe that they enhance our core product offerings and present additional market opportunities for us.

CUSTOMER SUPPORT AND OPERATIONS

     Overview. We maintain a dedicated team to provide customer support, product assembly, final testing and service for our products. The goals of our customer support and operations team are to increase customer satisfaction and to provide professional support and training resources for our sales department. As of December 31, 2001, this team consisted of 33 full-time employees, including employees with experience in medical physics, radiation therapy and dosimetry. Technical personnel, such as service engineers and repair technicians are also part of this team. Our customer support and operations team allows us to provide both technical expertise for product support and on-site clinical expertise. We believe a successful customer support and service effort will generate recurring service revenues.

     We have a dedicated call center to provide rapid response to customer needs. This call center operates daily from 8 a.m. - 8 p.m., Eastern Time, during which time customers are served by one or more of our representatives on a personal basis. We also currently have customer support and service personnel who operate out of their private residences at nine locations throughout the United States and in Canada to improve customer response time. In addition, to help manage our operations, we have installed a new service information system that logs customer support history, monitors service agreements and time-and-materials work, provides support and product information and ties all of our offices together through a unified database.

     Installation and Commissioning of Products. Because of the technical nature of our products, it is usually necessary for members of our customer support and service team to assist with the installation and commissioning process. Installation, which is performed by field service engineers, is the physical process of unpacking and assembling the product at the customer site, attaching the product to the customer's equipment, if applicable, testing the product and making the product operational. Installation ends with the documented acceptance of the product by the customer, at which point the warranty begins. Commissioning, which is performed by medical physicists, is the process of familiarizing the customer's personnel with the use of the product through training sessions and dry runs of the product. At the end of the commissioning process, the product is ready for use with patients.

     Warranty and Ongoing Services. Each of our products comes with a standard twelve-month warranty. During the warranty period, the following services are provided at no additional charge:

     - full hardware and software coverage for all products purchased;

     - technical support;

     - labor, parts and expenses required to maintain the products;

     - software updates, but not upgrades, for current version of products; and

     - preventative maintenance visits based on a standard schedule for each product.

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

     We have a guaranteed uptime policy for our products for customers under warranty or service agreements as set forth below. We consider normal uptime to be when the equipment is available for patient use, based on a nine-hour workday and a five-day workweek.

PRODUCT                           GUARANTEED UPTIME
-------                           -----------------
CORVUS                                   99%
MIMiC                                    98%
BAT                                      95%
PEREGRINE                                99%

In the event that a product's down time exceeds our guaranty, we will extend the customer's warranty or service agreement for a period of time.

     Upon expiration of the warranty, we encourage our customers to enter into a service agreement with us to provide continued service coverage. We offer many options, from full to partial coverage. This flexibility in our service agreements permits the customer to tailor a service package that meets its own needs and budget constraints. We also offer our customers the ability to obtain support services on a time-and-materials basis.

     We currently provide installation and commissioning services to international customers through our domestic workforce and with assistance from our international representatives. When a customer outside of the United States has a customer support issue, we first try to assist them through our telephone support center. If the problem cannot be resolved in this manner, we will, depending on the country involved, either work with our distributor for that region involved to provide assistance with our domestic resources serving as backup, as would be the case for customers in China or Japan, or we will directly address the problem with our domestic support service team, as would be the case with customers in Europe. To date, our sales in Europe have been limited to CORVUS and PEREGRINE, which we can service from our offices in the United States either through telephone assistance to the customer or by remotely accessing the customers' computers via modem. Accordingly, it has not yet been necessary to provide on-site service in Europe. In 2002, we intend to improve our international support by expanding our representatives' service capabilities through additional training.

PRODUCT RESEARCH AND DEVELOPMENT

     Since our inception, we have focused on developing innovative products for the radiation therapy market. Our research and development effort has led to successive innovations and new product development since the commercial introduction of our IMRT technology in 1996. We expended $4.2 million, $4.5 million and $4.0 million on research and development, in 2001, 2000 and 1999, respectively. We expect to continue to devote significant resources to product development and clinical research programs.

     We plan to continue to advance our current technologies in order to enhance the speed, accuracy and overall functionality of our products. Our engineering and medical physics staff has significant experience in the development and design of quality software and delivery systems. We believe that our research and development capabilities will enable us to develop and release enhanced versions of our current products to meet market demand.

     We also plan to expand the application of our IMRT technology to treat additional types of cancers. Our goals are to 1) further develop our IMRT technology to the point that the clinical results of treating these other types of cancer with IMRT are better than the results obtainable with conventional treatments and 2) continue to improve our IMRT products so as to reduce treatment times and improve their ease of use in treating these other types of cancer.

     In addition to advancing our existing products, we are actively looking to develop or acquire new technologies to address or create opportunities in the advanced radiation therapy marketplace. We plan to remain focused on identifying, developing and quickly delivering new technological innovations to this marketplace.

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

SALES AND MARKETING

     Overview. We market our products through a U.S.-based, direct sales force and through several strategic relationships with leading original equipment manufacturers and distributors. Our regional sales personnel cover the United States and Canada and have significant experience in selling medical equipment. We plan to increase the size of our direct sales force in 2002 to more effectively cover the United States and manage relationships with domestic and foreign partners. Additionally, we recently retained a nationally recognized marketing firm to help enhance our image in the marketplace.

     Our target customers include any hospital or freestanding clinic that provides radiation therapy. The purchase decision in a typical hospital or clinic is made by the chief radiation oncologist and the hospital or clinic administrator.

     International Markets. The primary focus of our sales efforts has been, and will likely continue to be, the United States market. However, we intend to increase our sales efforts in Asia and Europe, which we view as key market opportunities. We rely on our network of distributors to market and sell our products outside of the United States and Canada. To date, less than 10% of our revenues have come from sales outside the United States.

     Relationships with Distributors and Other Industry Participants. A key component of our sales and marketing strategy is our relationships with leading original equipment manufacturers, distributors and other industry participants. We believe all of these relationships can enable us to expand our markets and build further brand awareness for our IMRT and related products.

     - Siemens Medical Systems. We have a good and longstanding relationship with Siemens Medical Systems, which is one of the world's leading manufacturers of linear accelerators. Although we do not have a formal contract, Siemens currently acts as a distributor of our products. We consider this informal relationship to be very successful, and we expect to continue to work cooperatively with Siemens in order to ensure the continued interoperability of our respective products.

     - Lynmed Systems Co. Ltd. In May 2001, we entered into a non-exclusive distributor agreement with Lynmed Systems Co. Ltd. to distribute our products in China, including Hong Kong. We view this as an important relationship, because we consider China to be potentially a significant market for our products. Because of the costs and difficulties associated with servicing customers in China from the United States, we plan to transition much of our support services function for China to Lynmed.

     - Unison Company, Ltd. In June 2000, we entered into an exclusive distributor agreement with Unison Company, Ltd. to distribute our products in Taiwan. Although Taiwan represents a relatively small market, we believe that this relationship will continue to prosper and will further solidify our presence in Asia.

     - Elekta A.B. In October 2000, we entered into a non-exclusive distributor agreement with Elekta A.B., whereby Elekta would sell CORVUS with its linear accelerators to customers worldwide. Due in part to some initial compatibility issues, which we recently solved, Elekta has not yet sold CORVUS. In addition, Elekta recently entered into an arrangement with ADAC Laboratories under which ADAC's inverse planning software is included as pre-loaded IMRT software on Elekta's new linear accelerators.

     - IMPAC Medical System, Inc. In September 2001, we formed a relationship with IMPAC Medical System, Inc. IMPAC is one of the principal providers of record and verify systems, which are systems that keep track of critical information in the treatment of radiation therapy patients and that allow the planning system to communicate with the linear accelerator. Under our arrangement with IMPAC, we are incorporating a certification program that will establish compliance, validation, deployment and support standards for the interoperability of our treatment planning systems with IMPAC's record and verify system.

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COMPETITION

     The medical equipment product markets for radiation therapy are characterized by rapidly evolving technology and intense competition. Some of our competitors have greater financial, marketing and management resources than we do. We believe that the principal competitive factors in all of our markets include:

     - improved clinical outcomes data;

     - product and service quality;

     - cost effectiveness;

     - sales and marketing capabilities;

     - ability to obtain regulatory approvals and patent protection;

     - acceptance of products by leading physicians and institutions; and

     - the publication of favorable peer-reviewed clinical studies.

     IMRT Planning and Delivery Products. Our most significant competitor for our IMRT planning and delivery products is Varian Medical Systems, Inc. Varian produces more linear accelerators than any other manufacturer and markets its own line of IMRT products, including several models of multileaf collimators. Varian also markets an IMRT inverse planning software package that it has developed in coordination with Memorial Sloan-Kettering Cancer Center. Siemens and Elekta are the other major manufacturers of linear accelerators, each of which offers its own multileaf collimators.

     Memorial Sloan-Kettering Cancer Clinic has developed, and treated a significant number of patients with, its own non-commercial, non-FDA cleared, IMRT treatment and planning system. To our knowledge, Memorial Sloan-Kettering has yet to commercialize its technology or license its technology to third-parties for commercialization.

     TomoTherapy Inc. is another company that has developed, and recently obtained FDA 510(k) clearance for, a product that incorporates IMRT delivery and imaging into one unit, including the radiation source. They also claim that their product will be able to verify the precise position of the patient's tumor before each treatment, much like our fixation devices and our BAT product.

     Several treatment planning companies, including ADAC Laboratories, Inc., which is a part of Royal Philips Electronics N.V., Computerized Medical Systems, Inc., MDS Nordion and Nucletron have also introduced treatment planning systems that include IMRT capabilities.

     Several other companies, including BrainLAB AG, Zmed, Inc., 3Dline International srl and MRC Systems GmbH also compete with us in multileaf collimator markets.

     In addition to the competition we face from other producers of IMRT products, we continue to face competition from providers of brachytherapy and other conventional radiation treatment planning products. These providers include ADAC Laboratories, Varian, Computerized Medical Systems, Elekta, Nucletron, and MDS Nordion. We also face competition from companies developing, marketing and manufacturing alternative therapies to radiation for the treatment of tumorous cancers.

     Ultrasound Localization Products. To date, we have faced only limited competition for BAT. Companies such as Zmed and BrainLAB do market, or in the past have marketed, ultrasound localization devices. See "-- Legal Proceedings" for a description of patent proceedings we have commenced against Zmed and BrainLAB. We believe that other companies may be developing products that will compete with BAT, and we anticipate that competition will develop in the future as the market for this product develops.

     Radiation Dose Calculation Products. Due to the very recent introduction of PEREGRINE, we have not faced any significant competition from products using similar, advanced statistical techniques. However, we do face competition in this market from conventional radiation dose calculation products. In addition, we

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anticipate that competition will develop in the future as the market for radiation dose calculation software develops.

PATENTS AND PROPRIETARY TECHNOLOGY

     We are committed to protecting our intellectual property. We have tried to obtain patents, when available, to protect the technologies, improvements and inventions that are significant to the development of our business. As of December 31, 2001, the United States Patent and Trademark Office had issued nine U.S. patents to us, we had one additional U.S. patent application pending, and we had six international patent applications pending. One of our patents is for our CORVUS treatment planning system, which was issued to us on March 14, 2000. This patent relates to CORVUS's method of creating an optimized plan for intensity modulated radiation therapy of cancer patients, which uses an iterative process that achieves the desired result based on cumulative dose-volume histograms. A cumulative dose-volume histogram is a graph that displays the total volume of tissues treated to a particular level of radiation dose during the delivery of a treatment plan. In CORVUS, the doctor may use cumulative dose-volume histograms for prescribing dose and evaluating treatment plans. Two of our other patents are for our BAT product and relate to methods and apparatus for lesion, or target, position verification. The first of these two patents issued in 1995, and the second patent issued on December 4, 2001.

     As of December 31, 2001, we had twelve U.S. trademark registrations, with one additional U.S. trademark registration pending, and eleven international trademark registrations, with two additional international registrations pending. We also generally enter into confidentiality agreements with our employees and technical consultants. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or improperly obtain and use information that we regard as proprietary. Monitoring unauthorized use of our products is difficult, and we are unable to determine the extent to which unauthorized use of our products exists. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States. Our means of protecting our proprietary rights may be inadequate, and enforcing our intellectual property rights could be costly and time-consuming and may divert our management's attention and resources. Also, our competitors may independently develop similar technologies.

     While our patents and other intellectual property rights are important in protecting our proprietary technologies, we view our primary advantage in the IMRT market to be our expertise and not our portfolio of intellectual property rights, which provide uncertain protections. Our patents do not cover our core IMRT technology itself. Several of our competitors can and do produce IMRT products. We are not aware that our products employ technologies that infringe any valid proprietary rights of third-parties and no assertions of infringement have been made by any third-parties, other than a counterclaim in a patent infringement suit that we instituted. See "-- Legal Proceedings." However, the medical device industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. As the number of entrants into our market increases, the possibility of an infringement claim against us grows. Although we attempt to ensure that our products do not infringe upon the patents and proprietary rights of others, our competitors may assert that our products and the methods we employ now or in the future may be covered by U.S. or foreign patents held by these competitors. In addition, our competitors may assert that the products and the methods we employ now or in the future infringe their proprietary rights. Any infringement claims, with or without merit, could be time-consuming to defend and could result in costly litigation or damage awards. Any claim could divert management's attention and resources and, if we are found to infringe, could cause a significant disruption in our revenues while we attempt to redesign products. A claim also could cause product shipment delays or cessation or require us to enter into royalty or licensing agreements. These royalty or licensing agreements may not be available on terms acceptable to us, if at all.

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THIRD-PARTY LICENSE AGREEMENTS

     We license from third-parties some of the technologies used in our core products. The following is a summary of our material third-party licenses:

     - Lawrence Livermore National Laboratory. In July 1999, we were granted a 10-year exclusive license by Lawrence Livermore National Laboratory, under the authority of The Regents of the University of California, to commercialize some of its advanced, proprietary statistical techniques that are now incorporated in PEREGRINE. Under this agreement, we are required to pay royalties based on net sales with set minimums. The license could be cancelled, renegotiated or made non-exclusive if we fail to meet a specified performance obligation based on the gross revenues from the sale of our PEREGRINE product. In addition, we are required to negotiate in good faith with third-parties, including competitors, to sublicense the patents and copyrights under this agreement. If we do grant a sublicense, we are required to charge a minimum fee, half of which must be paid to the Regents. In addition, the U.S. government retains a royalty-free license to the technology covered by this agreement. We are in the process of amending this agreement, which amendment we expect to have completed prior to the completion of this offering. Under the amendment, we will have set minimum royalty payments beginning in 2004.

     - Wisconsin Alumni Research Foundation. We have a non-exclusive license to use specific patents owned by the Wisconsin Alumni Research Foundation. We use these in our MIMiC product and therefore our PEACOCK product, which uses MIMiC as its multileaf collimator. This license agreement is scheduled to expire on January 25, 2016, the expiration of the last patent covered by the agreement. In addition, the license will terminate if we fail to make royalty payments for a given calendar year. Under this license agreement, we were required to pay an initial license fee and are required to pay ongoing royalties, with set minimums, based on the number and type of products sold.

     - University of Texas. In October 1998, we began to license specific patent rights used in our NOMOS CRANE family of products from the Board of Regents of the University of Texas for a period of three years, pursuant to a royalty-bearing, exclusive license agreement. Effective March 31, 2002, the term of this agreement was extended for an additional two years, until March 31, 2004. In addition, the license will terminate upon 30 days notice from the Board of Regents if we fail to make any scheduled royalty payments. Under this license agreement, we are required to pay a royalty, with set aggregate minimums, for each NOMOS CRANE sold in conjunction with a PEACOCK.

     - National Research Council of Canada. We have a non-exclusive license from the National Research Council of Canada to use their BEAM 99 computer software in connection with PEREGRINE. This software allows us to develop beam characterization models for generic accelerators. Under this license agreement, we were required to pay an initial license fee and are required to pay an annual license fee as part of our annual renewal of this license. The initial term of the license agreement expired December 31, 2000. However, the license agreement grants us the right to continue this license for one-year periods following the initial term by paying an annual license fee. We have continued to renew this license annually pursuant to these renewal terms.

THIRD-PARTY REIMBURSEMENT

     In the United States, healthcare providers that purchase medical equipment products like ours generally rely on governmental and private third-party payors to reimburse all or part of the cost of the procedures for which the products are used. Therefore, decisions by third-party payors concerning our products or those of our competitors are likely to affect the attractiveness of our products compared with those of our competitors, thereby affecting our pricing and revenue.

     Effective January 1, 2001, Medicare began reimbursing hospitals for IMRT services furnished to program beneficiaries on an outpatient basis. For 2002, Medicare reimbursement rates available to hospitals, freestanding clinics, and physicians for IMRT are substantially higher than the reimbursement rates available for conventional radiation therapy treatments. Although these reimbursement amounts apply only to payments

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by the Medicare program, private third-party payors often adopt Medicare reimbursement policies and amounts. However, each private carrier establishes its own reimbursement policies and procedures, and we are aware that some private third-party payors regard IMRT as investigational or experimental and do not provide reimbursement for these services at all. The Centers for Medicare and Medicaid Services, or CMS, the federal agency responsible for administering the Medicare and Medicaid programs, reviews hospital payment rates annually. Future adjustments could lead to positive or negative payment amount changes.

     On November 30, 2001, CMS announced that it would no longer separately reimburse hospitals for both ultrasound guidance, such as is provided by BAT, and radiation therapy treatment, and that it would instead include payment for the costs associated with the ultrasound guidance into the payment for the therapy procedure. Beginning with implementation of this change, hospitals furnishing radiation treatment to Medicare beneficiaries will receive the same payment for the service regardless of whether ultrasound guidance is also used. This change could discourage hospitals from purchasing BAT, and therefore our sales of BAT may be lower because there will be no supplemental reimbursement for using BAT during treatment delivery. Medicare continues to provide separate reimbursement amounts for radiation treatment delivery and ultrasound guidance to freestanding clinics when furnished together in these clinics, although this also is subject to change.

     Outside the United States, reimbursement procedures and policies are country-specific. However, in countries where specific reimbursement codes are strictly required, reimbursement for treatments using our products is unavailable. We and our distributors are pursuing strategies to address reimbursement issues in foreign markets. In order to ensure continued success in this area, we intend to dedicate resources to pursue reimbursement strategies. We may also provide administrative support to physicians in other countries seeking reimbursement for the use of our products.

OPERATIONS

     We purchase all major components for our products from third-party suppliers. We perform system design, final product assembly, testing and packaging at our facility in Sewickley, Pennsylvania. We are required to meet and adhere to applicable requirements of United States and foreign regulatory agencies, including the quality system regulation of the U.S. Food and Drug Administration.

     We generally produce our products based on firm orders and on anticipated additional orders that we are relatively confident will be obtained. Lead times for materials and components required by us vary significantly and depend on factors such as the specific supplier and the availability and demand for the applicable components. We do not currently have any long-term supply contracts, and our purchases are made on a purchase order basis.

     We have recently streamlined our product assembly process to allow for increased flexibility to respond to changes in business volume. In this regard, employees have been cross-trained to provide additional production flexibility to respond to shifts in demand. As product line sales fluctuate from month to month, overlapping responsibilities and multi-tasked teams will enable us to provide quicker deliveries to customers while more effectively managing our costs.

GOVERNMENT REGULATION

     Our products are medical devices and, therefore, are subject to regulation and oversight by the U.S. Food and Drug Administration, and to regulation by foreign governmental authorities. We are also subject to state and local regulation. FDA and foreign regulatory requirements include registration as a manufacturer, compliance with established manufacturing practices and quality standards, conformance with applicable industry standards, product traceability, adverse event reporting and compliance with advertising and packaging standards.

     Food and Drug Administration's Premarket Clearance and Approval Requirements. In the United States, medical devices are classified into three different categories over which FDA applies increasing levels of regulation:
Class I, Class II, and Class III. Before a new device can be introduced into the United States

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market, the manufacturer must obtain FDA clearance or approval through either premarket notification under Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or a premarket approval under Section 515 of that act, unless the product is otherwise exempt from the requirements. Class I devices are statutorily exempt from the 510(k) process, unless the device is intended for a use which is of substantial importance in preventing impairment of human health or it presents a potential unreasonable risk of illness or injury.

     A 510(k) premarket notification clearance will typically be granted for a device that is substantially equivalent to a legally marketed Class I or Class II medical device or a Class III medical device for which FDA has not yet required submission of a premarket approval application. A 510(k) premarket notification must contain information supporting the claim of substantial equivalence, which may include laboratory results or the results of clinical studies. Following submission of a 510(k), a company may not market the device until the FDA finds the product is substantially equivalent for a specific or general intended use. FDA clearance generally takes from four to twelve months, but it may take longer, and there is no assurance the FDA will ultimately grant a clearance. The FDA may determine that a device is not substantially equivalent and may require submission and approval of a premarket approval application or require further information before it is able to make a determination regarding substantial equivalence. The FDA has classified all of our products to date as Class II devices.

     After a device receives 510(k) clearance, any modification made to the device requires the manufacturer to determine whether the modification could significantly affect its safety or effectiveness. If it does not, the manufacturer's decision must be documented. If the modification could significantly affect the device's safety and effectiveness, then the modification requires at least a new 510(k) clearance or, in some instances, could require a premarket approval. The FDA requires each manufacturer to make this determination, but the FDA can review any manufacturer's decision. If the FDA disagrees with a manufacturer's decision, the agency may retroactively require the manufacturer to seek 510(k) clearance or premarket approval. The FDA also can require the manufacturer to cease marketing the modified device or recall the modified device or both until 510(k) clearance or premarket approval is obtained. We have made minor modifications to our products and, using the guidelines established by the FDA, have determined that these modifications do not require us to file new 510(k) submissions. If the FDA disagrees with our determinations, we may not be able to sell one or more of our products until the FDA has cleared new 510(k) submissions for these modifications.

     The FDA places in Class III those devices deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed to be not substantially equivalent to an existing legally marketed device. The FDA requires these devices to undergo the premarket approval process in which the manufacturer must prove the safety and effectiveness of the device to the FDA's satisfaction. A premarket approval application must provide extensive pre-clinical and clinical trial data and also information about the device and its components regarding, among other things, device design, manufacturing and labeling. Although premarket approval applications typically can be approved in one to three years, approval may take much longer and there is no assurance that the FDA will ultimately grant approval to the product. After any premarket approval, a new premarket approval or premarket approval supplement may be required in the event of significant modification to the device, its labeling or its manufacturing process.

     The FDA may require results of clinical trials in support of a 510(k) submission and generally requires clinical trial results for a premarket approval application. Clinical trials are closely regulated by the FDA. In order to conduct a clinical trial on a significant risk device, the FDA requires manufacturers to apply for and obtain in advance an investigational device exemption. The investigational device exemption application must be supported by appropriate data, such as animal and laboratory testing results. If the FDA and the Institutional Review Boards at the clinical trial sites approve the investigational device exemption application for a significant risk device, the manufacturer may begin the clinical trial. An investigational device exemption approval provides for a specified clinical protocol, including the number of patients and study sites. Compliance with FDA regulations on clinical investigations also includes proper labeling of the device, obtaining informed consent from each subject, and monitoring and record-keeping requirements. If the manufacturer deems the product a nonsignificant risk device, the product will be eligible for more abbreviated investigational device exemption requirements. If the Institutional Review Boards at the clinical trial sites concur with the nonsignificant risk determination, the manufacturer may begin the clinical trial. Clinical
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investigations typically take several years and entail significant costs, and there are no assurances that any investigation will necessarily support the desired intended use of the product.

     We have received FDA clearance for all of our current IMRT, ultrasound targeting and treatment planning products, CORVUS, PEACOCK, MIMiC and BAT. We received FDA clearance for PEREGRINE, our dose calculation software product, in 2000 and for our NOMOS AUTO-CRANE product in 2001. We continuously evaluate our products for any required resubmission.

     Pervasive and Continuing Food and Drug Administration Regulation. Numerous FDA regulatory requirements apply to our marketed devices as well as to components manufactured by some of our suppliers. These requirements include:

     - the FDA's quality system regulation which requires manufacturers to create, implement and follow numerous elaborate design, testing, control, documentation and other quality assurance procedures;

     - medical device reporting regulations, which require that manufacturers report to the FDA some types of adverse and other events involving their products; and

     - the FDA's general prohibition against promoting products for unapproved uses.

     Class II devices may also be subject to special controls applied to them, such as performance standards, post-market surveillance, patient registries and FDA guidelines that may not apply to Class I devices. Our products are currently subject to FDA guidelines for 510(k) cleared devices and are not subject to any other form of special controls, such as a requirement to conduct a screening in a laboratory within a medical facility. We believe we are in compliance with the applicable FDA guidelines, but we could be required to change our compliance activities or be subject to other special controls if the FDA changes its existing regulations or adopts new requirements.

     We and some of our suppliers are subject to inspection and market surveillance by the FDA to determine compliance with regulatory requirements. If the FDA finds that either we or a supplier has failed to adequately comply, the agency can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as:

     - fines, injunctions and civil penalties;

     - recall or seizure of our products;

     - the imposition of operating restrictions, partial suspension or total shutdown of production;

     - the refusal of our requests for 510(k) clearance or premarket approval of new products;

     - the withdrawal of 510(k) clearance or premarket approval already granted; and

     - criminal prosecution.

     The FDA also has the authority to require repair, replacement or refund of the cost of any medical device manufactured or distributed by us. Our failure to comply with applicable requirements could lead to an enforcement action that may have an adverse effect on our financial condition and results of operations.

     Other Federal and State Regulations. As a participant in the healthcare industry, we are subject to extensive and frequently changing regulation under many other laws administered by governmental entities at the federal, state and local levels, some of which are, and others of which may be, applicable to our business. For example, our facilities are also licensed as a medical product manufacturing site by the Commonwealth of Pennsylvania and are subject to periodic state regulatory inspections. Our healthcare service provider customers are also subject to a wide variety of laws and regulations that could affect the nature and scope of their relationships with us.

     In the United States, there are federal and state antikickback laws that prohibit the payment or receipt of kickbacks, bribes or other remuneration intended to induce the purchase or recommendation of healthcare products and services. Violations of these laws can lead to civil and criminal penalties, including exclusion from participation in federal and state healthcare programs. These laws are potentially applicable to
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manufacturers of medical devices, such as us, and hospitals, physicians and other potential purchasers of our products. Other provisions of state and federal law provide civil and criminal penalties for presenting, or causing to be presented, to third-party payors for reimbursement, claims that are false or fraudulent, or which are for items or services that were not provided as claimed. Although we plan to structure our future business relationships with purchasers of our products to comply with these and other applicable laws, it is possible that some of our business practices in the future could be subject to scrutiny and challenge by federal or state enforcement officials under these laws. Such a challenge could have a material adverse effect on our business, financial condition and results of operations.

     Laws regulating medical device manufacturers and healthcare providers cover a broad array of subjects. For example, the confidentiality of patient medical information and the circumstances under which patient medical information may be released for inclusion in our databases, or released by us to third-parties, are subject to substantial state and federal regulation. These laws and regulations govern both the disclosure and the use of confidential patient medical information and are evolving rapidly.

     We also must comply with numerous additional federal, state and local laws relating to matters such as safe working conditions, manufacturing practices, environmental protection and fire hazard control. We believe we are currently in material compliance with these laws and regulations. We cannot be sure that we will not be required to incur significant costs to comply with these laws and regulations in the future or that these laws or regulations will not hurt our business and results of operations. Unanticipated changes in existing regulatory requirements or adoption of new requirements could hurt our business, results of operations and financial condition. For example, several countries are proposing to require manufacturers to take back, recycle and dispose of products at the end of the equipment's useful life. These laws would create increased costs for our operations.

     European Union Regulation. We hold a certificate to ISO 9001/EN46001, the European Union standard for medical product manufacturers. This certificate is a prerequisite to applying the CE Mark to our products. The CE Mark is required on all medical products sold and used in the European Union. It is also recognized by many countries outside the European Union, such as Australia. The CE Mark indicates that a product was designed, released, produced, sold and serviced using a system that complies with the EU Council Directive 93/42/ECC for medical devices.

     Our CORVUS product is currently eligible to bear the CE Mark. We anticipate that we will be able to apply the CE Mark to BAT and PEREGRINE by the second quarter of 2002, and to PEACOCK by the fourth quarter of 2002. BAT and PEREGRINE required the creation of additional standards compliance documentation in order to be eligible for the CE Mark, and the MIMiC component of PEACOCK requires some minor design changes to comply with international electrical standards before the CE Mark can be applied.

     Canadian Regulation. The Canadian Health Department has granted us licenses to distribute our BAT, CORVUS and PEREGRINE products throughout Canada. We plan to apply for licenses to sell our PEACOCK and MIMiC products and accessories in the third quarter of 2002, after minor design changes and international electrical standards testing has been completed for these devices. Completion of these activities would permit distribution of PEACOCK and MIMiC in Canada.

     Other Foreign Regulation. Our products are also regulated outside the United States as medical devices by foreign governmental agencies, similar to the FDA, and are subject to regulatory requirements, similar to the FDA's, in the foreign countries in which we plan to sell our products. We rely exclusively on our foreign distributors to obtain the foreign regulatory approvals necessary to market our products outside of the United States, Canada and Europe. Some countries afford reciprocity for our domestic and European clearances. For example, our products are approved for distribution in China primarily through reciprocity with domestic product clearances. Through our process of testing and certifying all our products to international safety standards, we believe we are prepared to meet more stringent regulatory requirements that it is anticipated will be enacted by China over the next several years. Some countries also offer reciprocity, but require in-country representation of the device manufacturer. In such circumstances, our distributor partners act in that capacity. Japan and Taiwan are examples of countries requiring in-country representatives. In circumstances
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where our foreign distributors act as our liaison with the foreign regulatory agencies, we typically provide full support in the form of providing necessary technical and standards compliance information, completing required forms and other paperwork, and securing official certifications and notarizations as needed. We also coordinate audits and inspections of our operations by foreign regulatory agencies as required. We plan to seek approval to sell our products in additional countries. The time and cost required to obtain market authorization from other countries and the requirements for licensing a product in another country may differ significantly from FDA requirements.

CUSTOMERS

     To date, we have sold our products to hospitals and freestanding clinics at over 200 sites in North America, thirteen sites in Europe, and eleven sites in Asia. Our products are being used by many of the leading cancer treatment hospitals and freestanding clinics in the United States, including, among others, the Cancer Therapy & Research Center in San Antonio, Texas, the Cleveland Clinic in Cleveland, Ohio, MD Anderson, Houston, Texas, Fox Chase Cancer Center, Philadelphia, Pennsylvania and the Methodist Hospital, Baylor College of Medicine in Houston, Texas. Our current sales are distributed over a wide range of customers and we do not believe that we currently have any customer concentration problem in which a high percentage of our sales are made to only a few customers or hospital groups. Sales to our ten largest customers in 2001 and 2000 accounted for approximately 24.0% and 30.8% of sales, respectively. In 2001, we did not have any single customer that represented 10.0% or more of our total sales.

     We view any hospital or freestanding clinic that provides radiation therapy to be an important potential customer. We are also trying to penetrate independent health networks where buying decisions are made in a more centralized manner. These networks, which constitute a significant percentage of our target market, offer us the opportunity to make multiple sales through a single decision-making body. However, these networks are also volume purchasers and therefore tend to exert more leverage in obtaining discounts or other group pricing benefits. To date, a relatively small portion of our revenues has been derived from sales to these groups.

EMPLOYEES

     As of December 31, 2001, we had 99 full-time employees, compared to 64 full-time employees as of December 31, 2000. Of our current employees, 31 have advanced degrees, including eight with Ph.Ds. We have not experienced any work stoppages and consider our relations with our employees to be excellent. None of our employees is unionized or subject to a collective bargaining agreement. Currently, each of our employees has stock options, subject to a standard vesting schedule. Our employees are organized within the following five business areas (as of December 31, 2001):

     - customer support and operations (33 employees);

     - engineering, research and development (27 employees);

     - sales, marketing and business development (18 employees);

     - quality and regulatory (10 employees); and

     - finance and support services (11 employees).

     In addition to our employees, we have independent contractor agreements with a group of medical physicists to perform commissioning of our products throughout the United States and Canada.

FACILITIES

     We lease our facilities in Sewickley, Pennsylvania, which is located approximately 20 miles north of Pittsburgh. Our facilities consist of approximately 26,000 square feet, of which 5,500 square feet is dedicated to assembly, final testing and shipping, and customer support operations. The majority of the Sewickley facility is leased through August 2004. We are currently in the process of searching for additional space, which is readily available in the local area, to accommodate planned growth. All of our long-lived assets are located in the United States.

INSURANCE AND PRODUCT LIABILITY

     We have general and product liability insurance that we believe is consistent with the level of coverage held by comparable companies in the medical device industry.

     Our business exposes us to potential product liability claims that are inherent in the manufacture and sale of medical devices. Because our products are used in connection with the delivery of radiation to the human body, the possibility for significant injury or death exists with any of these products. As a result, we may face substantial liability to patients for damages resulting from any faulty, or alleged faulty, design, manufacture or servicing of our products. In addition, if it is determined that IMRT results in detrimental side effects, such as an increased risk of induced cancer due to increased radiation leakage, patients may seek to recover significant sums from us. Although we maintain limited product liability insurance coverage in an amount that we deem sufficient for our business, there can be no assurance that this coverage will ultimately prove to be adequate or that this coverage will continue to be available on acceptable terms, if at all. Our current product liability coverage has an aggregate and per occurrence limit of $10.0 million, subject to deductibles of $25,000 per occurrence and $125,000 in the aggregate.

     To date, we have had no material product liability claims or lawsuits. Our standard sales agreements obligate us to hold our customers harmless from claims that the use of our products by them infringes third-party intellectual property rights. Our standard sales agreements also require our customers to indemnify us for any damages incurred by us as a result of their failure to comply with their obligations under the sales agreement, including requirements with respect to their use of our products for IMRT treatment. It is possible that our customers will fail or otherwise be unable to comply with their obligations to indemnify us. As a result, we may face substantial liability for claims arising from our customers' use of our products. We also have mutual indemnification obligations under some of our third-party license agreements and under our distributor agreements.

LEGAL PROCEEDINGS

     On December 28, 1998, we filed a complaint against BrainLAB USA, Inc. in the United States District Court for the District of Delaware for infringement of our U.S. Patent No. 5,411,026, which generally relates to ultrasound localization techniques for use with radiation therapy treatments. In response, BrainLAB USA, Inc. answered our complaint and requested a declaratory judgment that our patent is invalid and not infringed. Our complaint was subsequently amended to add BrainLAB, Inc. as a defendant. We filed a motion for summary judgment that our patent is not invalid, and BrainLAB filed a motion for summary judgment that their system did not infringe our patent. The case was previously scheduled for trial in January 2001. However, the court postponed the trial and instead scheduled a hearing on patent claim interpretation issues. This hearing was held on January 16, 2001. On March 28, 2002, the court issued a memorandum opinion and order in which it presented its construction of the disputed terms in the patent. The court construed the relevant patent claims in a fashion that will make it more difficult for us to establish infringement. In the order, the court denied both motions for summary judgment, but indicated that these motions could be renewed if the parties submitted additional memoranda in support of such motions. A new trial date has not been set. Although we intend to continue to vigorously assert our rights in this case, we can provide no assurance that we will obtain a favorable result in the case, particularly given the construction of the patent claims by the court. An unsuccessful outcome in this case could result in increased competition for our BAT product and reduced profit margins or sales.

     On May 4, 2001, we filed a complaint against Zmed, Inc. in the United States District Court for the District of Massachusetts. Our complaint alleges that Zmed is infringing our U.S. Patent No. 5,411,026, which generally relates to ultrasound location techniques for use in radiation therapy treatments. Zmed counterclaimed alleging that we are infringing U.S. Patent 5,447,154, to which Zmed allegedly has rights under a license agreement and which Zmed argues relates to ultrasound localization techniques for use with radiation therapy equipment. Our position is that Zmed's patent relates to a method of determining the position of the patient's organ with respect to at least two imaging devices. Zmed also has asserted a defense that our patent is invalid. The action was scheduled for trial on April 29, 2002, but the trial was recently postponed to September 23, 2002. Although we intend to vigorously assert our rights in this case and believe that Zmed's counterclaim is without merit, we can provide no assurance that we will obtain a favorable result in this lawsuit. If we are found to be infringing upon Zmed's alleged patent rights, we could be required to pay damages and could be prevented from selling BAT altogether, which would materially and adversely affect our business and financial results.

     On March 22, 1999, we filed a complaint against Med-Tec Iowa, Inc. in the United States District Court for the Western District of Pennsylvania to recover damages we incurred when Med-Tec refused to proceed with our proposed acquisition of Med-Tec. The damages claimed include the cash deposits paid by us totaling $3,000,000 and our expenses incurred in performing and preparing to perform our obligations under the acquisition agreement, as well as fraud-based claims for compensatory and punitive damages against Med-Tec, its principal shareholders and officers, and its sales broker or advisor. Discovery was completed on September 15, 2000. On November 17, 2000, Med-Tec filed a motion for summary judgment, which has not been ruled on by the court. If the motion for summary judgment is not granted, the case should go to trial in 2002.

     From time-to-time, we are subject to lawsuits and claims which arise out of our operations in the normal course of business. We believe that the disposition of any of these normal course of business claims currently pending will not have a material adverse effect on our financial position or results of operations.

     Other than with respect to the matters specifically discussed above, we believe there is no litigation pending that could have, individually or in the aggregate, a material adverse effect on our financial position or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth information regarding our executive officers and directors, including their ages, as of March 31, 2002.

                   NAME                     AGE                  POSITION(S)
                   ----                     ---                  -----------
John A. Friede............................  63    Chairman of the Board and Director
John W. Manzetti..........................  54    President, Chief Executive Officer and
                                                  Director
William W. Wells..........................  58    Executive Vice President, Sales, Marketing
                                                  and Business Development
David J. Haffner..........................  44    Vice President, Finance and Administration
                                                  and Chief Financial Officer, Secretary and
                                                  Treasurer
Bruce H. Curran...........................  50    Vice President, Technology
Joseph M. Argyros.........................  36    Vice President, Customer Support and
                                                  Operations
Frederick L. Marroni......................  44    Vice President, Engineering and
                                                  Development
Francis X. Dobscha........................  40    Vice President, Quality and Regulatory
                                                  Affairs
Paul A. Brooke............................  56    Director
John L. Cassis............................  53    Director
Andrew A. Giordano........................  69    Director
Preston Tsao..............................  56    Director

     JOHN A. FRIEDE co-founded our company with Dr. Mark Carol in 1979 and has served as Chairman of the Board since our inception. From November 1999 to December 2000 he served as our President, and from November 1999 to October 2001, he also served as our Chief Executive Officer. Prior to joining us, Mr. Friede managed, and continues to manage, his own private investment portfolio in medical technology and other venture capital fields. Mr. Friede holds a B.A. in History from Dartmouth College and an M.B.A. from the Harvard University Graduate School of Business Administration. Mr. Friede is currently a board member of Milkhaus Laboratory, Inc.

     JOHN W. MANZETTI has served as our Chief Executive Officer since October 2001 and as our President since December 2000. From December 2000 to October 2001, Mr. Manzetti also served as our Chief Operating Officer. From the time he joined us in May 1999 until December 2000, Mr. Manzetti served as our Executive Vice President and Chief Financial Officer. He has been a member of our board of directors since December 2000. Prior to joining us, from 1988 to 1999, Mr. Manzetti served as Executive Vice President and Chief Financial Officer at Carnegie Group, Inc., a public company that was acquired by Logica PLC in November 1998. Mr. Manzetti also was a director, Secretary and Treasurer of Carnegie Group. Mr. Manzetti holds a B.S.B.A. from Geneva College and an M.B.A. from the University of Akron.

     WILLIAM W. WELLS has served as our Vice President of Sales, Marketing and Business Development since joining us in June 1999 and was recently promoted to Executive Vice President. Prior to joining us, Mr. Wells served as Vice President of Sales for Elekta Oncology Systems, a leading linear accelerator manufacturer and provider of radiation therapy products. Mr. Wells joined Elekta in 1997 when Elekta acquired Philips Medical Systems's Radiation Therapy Division. Prior to that acquisition, Mr. Wells served as director of Radiotherapy -- North America for Philips. Prior to joining Philips, Mr. Wells served as Executive Vice President of sales and marketing and later as President of Clini-Therm International, and as Vice President of Sales and Marketing of BSD Medical, two start-up firms in the field of radiotherapy equipment. He also previously held positions with Varian Associates.

     DAVID J. HAFFNER has served as our Vice President of Finance and Administration and as our Chief Financial Officer since January 2002, and was elected to be our Secretary and Treasurer in February 2002. Prior to joining us, from 1998 to 2000 he served as President and Chief Executive Officer and was a director of Document Services, Inc., a document destruction company, until that company was acquired by Iron Mountain, Inc. in October 2000. Following the acquisition, Mr. Haffner served as Regional Vice President. From 1995 to 1998, he served as Chief Financial Officer of Document Services, Inc. Mr. Haffner served as Vice President of Finance with Geyer Printing Company, Inc. from 1993 to 1995, and in several positions with Price Waterhouse from 1979 to 1993. Mr. Haffner holds a B.S. in Accounting and Management Information Systems from Pennsylvania State University.

     BRUCE H. CURRAN has served as our Vice President of Technology since January 2001. Prior to that time, Mr. Curran held various positions of responsibility with us, including Special Projects Engineer, Principal Medical Physicist and Director of Medical Physics. Prior to joining us in 1995, Mr. Curran served as a clinical physicist in the department of radiation oncology with the New England Medical Center in Boston, Massachusetts, and as Senior Engineering Analyst at the Mary Hitchcock Memorial Hospital in Hanover, New Hampshire. Mr. Curran holds an A.B. degree in Physics/Engineering from Dartmouth College, an M.E. in Biomedical Engineering from the Thayer School of Engineering, and an M.S. degree in Computer Science from Northeastern University.

     JOSEPH M. ARGYROS has served as our Vice President of Customer Support and Operations since December 2000. He served as our Director of Customer Service from August 1999 to December 2000. From November 1998 to August 1999, Mr. Argyros served as General Manager of Consulting and Customer Service at Tecsys U.S., a public company in the enterprise resource planning software industry. Prior to that time, he served as the Customer Service Manager and Product Manager for SATEC Systems, a material testing equipment supplier. Mr. Argyros served in the U.S. Army as an aviation officer and is a veteran of Operation Desert Storm. Mr. Argyros holds a B.S. in Mechanical Engineering from the United States Military Academy and an M.B.A. from the University of Pittsburgh.

     FREDERICK L. MARRONI has served as our Vice President of Engineering and Development since joining us in July 2001. From July 1999 to July 2001, Mr. Marroni held senior management positions, including the positions of Managing Director and National Practice Director, with Idea Integration Corp., a high-technology company. From November 1997 to March 1999, Mr. Marroni served as Vice President of Integrated Sales and Director of Engineering for Carnegie Group, Inc., a public company that was acquired by Logica PLC in November 1998. From March 1993 to November 1997, Mr. Marroni was Program Manager of Automation and Information Systems for Union Switch & Signal. Mr. Marroni holds a B.S. in Industrial Engineering from Pennsylvania State University.

     FRANCIS X. DOBSCHA has served as our Vice President of Quality and Regulatory Affairs since December 2001. From March 2000 to December 2001, Mr. Dobscha acted as our Director of Quality and Regulatory Affairs. Mr. Dobscha worked for various other companies and as an independent consultant from 1998 until joining us in March 2000. From 1995 to 1998, he served as Manager of Regulatory and Clinical Affairs for Respironics, Inc. a manufacturer of primary products for respiratory care. Mr. Dobscha holds a B.S. Degree in Technical Writing and Editing from Carnegie-Mellon University and an M.B.A. from the University of Pittsburgh. Mr. Dobscha also is an active member of the Regulatory Affairs Professionals Society and the American Society for Quality.

     PAUL A. BROOKE has served as a member of our board of directors since August 2001. Since 1993, he has been a managing member of PMSV Holdings LLC, an investment company, an advisory director of Morgan Stanley, and a venture partner of MPM Bioventures. From 1999 to 2000, Mr. Brooke was a managing director of Tiger Management LLC. From 1983 to 1999, he was a managing director at Morgan Stanley, where he served as global head of healthcare research and strategy. Mr. Brooke has served as a board member of the Morgan Stanley Venture Fund, and is currently a board member of WebMD, ViroPharma, Incyte Genomics and a number of private companies. Mr. Brooke holds an M.A. from Columbia University, where he was a William Mitchell Fellow, and an A.B. from Columbia College.

     JOHN L. CASSIS has served as a member of our board of directors since October 1999. Since 1994, he has been a partner in Cross Atlantic Partners, formerly Hambro Health International, a healthcare venture capital firm. He was formerly a director of Salomon Brothers Venture Capital, which he joined in 1986 and headed from 1990 to 1994. He is currently chairman of the board of directors of Dome Imaging Systems. He also holds directorships in Preferred Global Health, Ltd., Medivance, Inc., and Galt Associates, Inc. Mr. Cassis holds an A.B. from Harvard College and an M.B.A. from the Harvard University Graduate School of Business Administration.

     ANDREW A. GIORDANO has served as a member of our board of directors since 1993. In 1992 he founded the Giordano Group, Ltd., a diversified consultancy firm specializing in turnaround situations, defense, analyses, and business logistics. He is Chairman of Jos. A. Bank Clothiers, Inc., a publicly traded retail men's apparel specialty chain. He is also a director of Russell-Stanley, a privately held manufacturer of steel and plastic industrial containers. In 1984, Mr. Giordano retired from the United States Navy with the rank of Rear Admiral in the position of CEO of the Navy's Supply System and Chief of the Navy Supply Corps. Mr. Giordano, a graduate of the Navy War College, holds a B.B.A. in public accounting from the Baruch School and an M.B.A. from the Harvard Business School.

     PRESTON TSAO has served as a member of our board of directors since April 1998. Since September 2001, he has been a Managing Director for SCO Securities LLC, an investment banking company that focuses on biotech and healthcare companies. From 1996 to 2001, he was a Managing Director of Corporate Finance for Sunrise Securities Corp., an investment bank specializing in the life science and communications industries. Sunrise was the placement agent for our private equity financings in 1997 and 1999. Mr. Tsao holds an A.B. from Princeton University and a J.D. from Columbia University School of Law.

     Our bylaws currently provide for a board of directors consisting of between two and seven directors. Following this offering, our bylaws will provide for a board of directors consisting initially of six members and thereafter between three and twelve members, as may be established by resolution of the board.

     John L. Cassis was elected to the board of directors pursuant to a letter agreement dated September 28, 1999 among several of our stockholders and us, and a shareholders agreement dated March 2, 2001 among the holders of our Series C Preferred Stock and us. We intend to obtain a termination of both the letter agreement and the shareholders agreement prior to the completion of this offering. Our officers are appointed by the board of directors and serve at the discretion of the board of directors. There are no family relationships among our directors and officers.

     All of our executive officers serve at the pleasure of the board of directors and have no set term of office.

DIRECTOR COMPENSATION

     In 2001, we paid each non-employee board member an annual retainer of $5,000, which was prorated in the case of Paul A. Brooke, who was appointed a director in August 2001. In addition, we currently pay each non-employee board member $2,500 for each meeting attended in person and $1,000 for each meeting attended by phone. Finally, we reimburse our board members for customary travel and similar expenses. We have granted options to all of our board members, including our non-employee directors. These grants are described below in the section entitled "Relationships and Related Party Transactions -- Option Grants and Exercises." John A. Friede and John W. Manzetti are employee board members and receive compensation and benefits as employees. See " -- Executive Compensation." All of our directors are eligible to participate in our 2001 Stock Option Plan.

BOARD OF DIRECTORS COMMITTEES AND OTHER INFORMATION

     Our board of directors currently has four committees: a compensation committee, an executive operating committee, an audit committee and a pricing committee.

     The compensation committee of our board of directors currently consists of Paul A. Brooke, Andrew A. Giordano and John L. Cassis, who is the chairman of that committee. The compensation committee, among other responsibilities:

     - reviews and approves the compensation and benefits for our executive officers;

     - administers our 2001 Stock Option Plan; and

     - makes recommendations to the board of directors regarding such matters.

     The executive operating committee of our board of directors currently consists of John A. Friede, John W. Manzetti and John L. Cassis. The executive operating committee:

     - reviews and approves the annual budgets and operating performance; and

     - makes recommendations to the board of directors regarding such matters.

     The audit committee of our board of directors consists of John L. Cassis, Preston Tsao and Andrew A. Giordano, who is the chairman of that committee. The audit committee, among other responsibilities:

     - makes recommendations to the board of directors regarding the selection of independent auditors;

     - reviews the results and scope of the audit and other services provided by our independent auditors; and

     - reviews and evaluates our audit and system of internal control functions.

     The pricing committee of our board currently consists of John A. Friede, John W. Manzetti, Paul A. Brooke and John L. Cassis. The pricing committee is an ad hoc committee formed for purposes of evaluating and overseeing the initial public offering process.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During 2001, each of John A. Friede, John L. Cassis, Paul A. Brooke and Andrew A. Giordano served at various times on the compensation committee of our board of directors. John A. Friede, who served on the compensation committee until December 2001, is currently the Chairman of the Board and is currently an employee. Mr. Friede also served as our Chief Executive Officer until October 2001. None of the other persons who served on the compensation committee in 2001 is or has ever been an officer or employee.

     None of our executive officers serves, or served during 2001, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

EXECUTIVE COMPENSATION

     The following table sets forth all compensation earned, including salary, bonuses, stock options and other compensation, during the fiscal year ended December 31, 2001 by John A. Friede, who served as our Chief Executive Officer until October 2001, John W. Manzetti, who began serving as our Chief Executive Officer in October 2001, and four other executive officers whose total annual compensation in 2001 exceeded $100,000.

                           SUMMARY COMPENSATION TABLE

                                                                          LONG-TERM
                                                                         COMPENSATION
                                                                         ------------
                                      ANNUAL COMPENSATION   RESTRICTED    SECURITIES
                                      -------------------     STOCK       UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITION            SALARY     BONUS       AWARDS     OPTIONS/SARS   COMPENSATION
---------------------------           --------   --------   ----------   ------------   ------------
John W. Manzetti...................   $250,000   $201,881                  750,000(5)     $ 5,480(11)
  Chief Executive Officer and
  President(1)

John A. Friede.....................   $150,000   $151,881    917,500(4)    917,500(6)     $44,013(12)
  Chief Executive Officer(2)

William W. Wells...................   $216,667   $127,953                  500,000(7)     $ 4,556(11)
  Executive Vice President, Sales,
  Marketing and Business
  Development

Bruce H. Curran....................   $169,000   $ 36,881                  100,000(8)     $ 3,717(11)
  Vice President, Technology

Joseph M. Argyros..................   $140,000   $ 41,881                  150,000(9)     $ 3,280(11)
  Vice President, Customer Support
  and Operations

Frederick L. Marroni(3)............   $ 70,019   $ 36,774                  100,000(10)    $ 1,011(13)
  Vice President, Engineering and
  Development

---------------

 (1) Mr. Manzetti became our Chief Executive Officer in October 2001.

 (2) Mr. Friede served as our Chief Executive Officer until October 2001.

 (3) Mr. Marroni joined us in August 2001.

 (4) Represents a restricted stock award of 611,667 shares of common stock. These shares were issued to Mr. Friede upon exercise of the 917,500 options referred to in the next column and footnote (6) of this table. Because only 305,833 of these options were vested at the time of exercise, we required Mr. Friede to enter into a Share Repurchase Agreement whereby we allowed Mr. Friede to exercise the unvested options and Mr. Friede agreed that the related option shares would be subject to repurchase by us at any time prior to the date on which the options relating to those shares would have vested. Of the 611,667 restricted shares, 305,833 vested on December 15, 2001 and are no longer subject to repurchase. The remaining 305,834 shares will vest and will no longer be subject to repurchase on December 15, 2002. The value of this restricted stock award was calculated by multiplying 611,667, the number of shares subject to repurchase, by the amount by which the fair market value per share on the date of issuance ($2.00) exceeds the per share price paid for each share ($0.50). The value of the shares subject to repurchase on December 31, 2001, net of the costs to obtain such shares, was $458,751. We do not expect to declare any dividends in the near future. However, if any dividends are declared with respect to our common stock, these shares will be entitled to dividends to the same extent as our common stock.

 (5) 600,000 of these options were granted in June 2001, in replacement of options granted in December, 2000. Of the 600,000 options granted in December 2000, 100,000 were granted in replacement of options previously granted.

 (6) These options were granted in June 2001 in replacement of options granted in December 2000. The options granted in December 2000 were granted in replacement of options previously granted.

 (7) 400,000 of these options were granted in June 2001, in replacement of 400,000 options granted in December 2000. Of the 400,000 options granted in December 2000, 100,000 were granted in replacement of options previously granted.

 (8) These options were granted in June 2001, in replacement of 100,000 options granted in December 2000. Of the 100,000 options granted in December 2000, 60,000 were granted in replacement of options previously granted.

 (9) 100,000 of these options were granted in June 2001, in replacement of 100,000 options granted in December 2000. Of the 100,000 options granted in December 2000, 10,000 were granted in replacement of options previously granted.

(10) These options were granted on July 31, 2001.

(11) Of this amount, $480 represents insurance premiums we paid under a life insurance policy for the benefit of the officer, which benefit is provided to all our employees, and the remaining amount represents our contribution to the NOMOS 401(k) plan on behalf of the officer.

(12) Of this amount, $480 represents insurance premiums we paid under a life insurance policy for the benefit of Mr. Friede, which benefit is provided to all our employees. The remaining $43,533 represents premiums we paid under a separate $5,000,000 key-man life insurance policy for the benefit of a trust formed by Mr. Friede.

(13) Of this amount, $186 represents insurance premiums we paid under a life insurance policy for the benefit of the officer, which benefit is provided to all our employees, and the remaining amount represents our contribution to the NOMOS 401(k) plan on behalf of the officer.

                       OPTION GRANTS IN LAST FISCAL YEAR

     The following table summarizes the stock options granted to each named executive officer during the fiscal year ended December 31, 2001, including the potential realizable value over the 10-year term of the options, based on assumed rates of stock appreciation of 5% and 10%, compounded annually. The potential realized value at assumed annual rates of stock price appreciation for the option term represents hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The 5% and 10% assumed annual rates of stock price appreciation are required by rules of the Securities and Exchange Commission and do not represent our estimate or projection of our future common stock prices. Potential realizable value is based upon the fair market value of our common stock on the grant date of the options as determined by our board of directors, which is significantly less than the initial public offering price of our common stock in this offering. If the potential realizable value were calculated based on the initial public offering price, the resulting stock price at the end of the ten year term would be significantly higher. Actual gains, if any, on stock option exercises are dependent on the future performance of our common stock and overall stock market conditions. The actual value realized may be greater or less than the potential realizable value set forth in the table.

                                 INDIVIDUAL GRANTS                                   POTENTIAL REALIZABLE
                          -------------------------------                              VALUE AT ASSUMED
                          NUMBER OF         PERCENT OF                               ANNUAL RATES OF STOCK
                          SECURITIES      TOTAL OPTIONS                               PRICE APPRECIATION
                          UNDERLYING        GRANTED TO      EXERCISE                    FOR OPTION TERM
                           OPTIONS         EMPLOYEES IN       PRICE     EXPIRATION   ---------------------
          NAME             GRANTED       FISCAL YEAR 2001   PER SHARE      DATE       5% ($)      10% ($)
          ----            ----------     ----------------   ---------   ----------   ---------   ---------
John W. Manzetti........   600,000(1)(2)      16.08%          $0.50      06/06/11    $188,668    $478,123
                           150,000(3)          4.02%          $2.00      10/15/11    $188,668    $478,123
John A. Friede..........   917,500(4)         24.60%          $0.50      06/06/11    $288,505    $731,129
William W. Wells........   400,000(2)(5)      10.72%          $0.50      06/06/11    $125,779    $318,748
                           100,000(3)          2.68%          $2.00      10/15/11    $125,779    $318,748
Bruce H. Curran.........   100,000(2)(6)       2.68%          $0.50      06/06/11    $ 31,445    $ 79,687
Joseph M. Argyros.......   100,000(2)(7)       2.68%          $0.50      06/06/11    $ 31,445    $ 79,687
                            50,000(3)          1.34%          $2.00      10/15/11    $ 62,889    $159,374
Frederick L. Marroni....   100,000(8)          2.68%          $0.50      07/30/11    $ 31,445    $ 79,687

---------------

(1) These 600,000 options were granted in June 2001 under our 2001 Stock Option Plan, but replaced options that were previously granted in December, 2000 under our 1999 Stock Option Plan. Of the 600,000 options granted in December 2000, 100,000 were granted in replacement of options previously granted under our 1993 Stock Option Plan.

(2) Two-thirds of these options are presently vested and exercisable. The remaining options will vest and become exercisable on December 15, 2002.

(3) One-third of these options will vest and become exercisable on each of October 15, 2002, October 15, 2003 and October 15, 2004.

(4) These 917,500 options were granted in June 2001 under our 2001 Stock Option Plan in replacement of options that were previously granted in December 2000 under our 1999 Stock Option Plan. Of the 917,500 options granted in December 2000, 417,500 were granted in replacement of options previously granted under our 1993 Stock Option Plan, and the remaining 500,000 were granted in replacement of options that had previously been granted in 1999, but which were not granted under any plan. All 917,500 options were exercised by Mr. Friede on October 11, 2001. 305,833 shares of common stock that were acquired upon the exercise of these options are currently subject to repurchase by us pursuant to the terms of a Share Repurchase Agreement. These shares will vest and no longer be subject to repurchase on December 15, 2002.

(5) These 400,000 options were granted in June 2001 under our 2001 Stock Option Plan in replacement of options that were previously granted in December, 2000 under our 1999 Stock Option Plan. Of the 400,000 options granted in December, 2000, 100,000 were granted in replacement of options previously granted under our 1993 Stock Option Plan.

(6) These 100,000 options were granted in June 2001 under our 2001 Stock Option Plan in replacement of options that were previously granted in December, 2000 under our 1999 Stock Option Plan. Of the 100,000 options granted in December, 2000, 60,000 were granted in replacement of options previously granted under our 1993 stock option plan.

(7) These 100,000 options were granted in June 2001 under our 2001 Stock Option Plan in replacement of options that were previously granted in December, 2000 under our 1999 Stock Option Plan. Of the 100,000 options granted in December, 2000, 10,000 were granted in replacement of options previously granted under our 1993 Stock Option Plan.

(8) One-third of these options will vest and become exercisable on each of July 30, 2002, July 30, 2003, and July 30, 2004.

               AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND
                       OPTION VALUES AT DECEMBER 31, 2001

     The following table provides information concerning exercises of options by the named executive officers in 2001 and the number and value of unexercised options held by the named executive officers at December 31, 2001.

                                                         NUMBER OF SECURITIES
                                                        UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                              OPTIONS AT              IN-THE-MONEY OPTIONS AT
                           SHARES                          DECEMBER 31, 2001           DECEMBER 31, 2001(8)
                          ACQUIRED        VALUE       ---------------------------   ---------------------------
         NAME            ON EXERCISE   REALIZED (2)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
         ----            -----------   ------------   -----------   -------------   -----------   -------------
John W. Manzetti.......         --              --      400,000(3)     350,000(4)    $600,000       $300,000
John A. Friede.........    917,500(1)   $1,376,250           --        200,000(5)          --             --
William W. Wells.......         --              --      266,667(3)     233,333(6)    $400,001       $200,000
Bruce H. Curran........         --              --       66,667(3)      33,333(3)    $100,001       $ 50,000
Joseph M. Argyros......         --              --       66,667(3)      83,333(7)    $100,001       $ 50,000
Frederick L. Marroni...         --              --           --        100,000             --       $150,000

---------------

(1) Of these 917,500 shares, 305,833 are currently subject to repurchase by us pursuant to the terms of a Share Repurchase Agreement. These shares will vest and no longer be subject to repurchase on December 15, 2002.

(2) Assumes that the fair market value at the time of exercise was $2.00 per share. If we used the initial public offering price, the value realized on the exercise would be significantly higher.

(3) These options are exercisable at $0.50 per share.

(4) 200,000 of these options will be exercisable at $0.50 per share, and the remaining 150,000 will be exercisable at $2.00 per share.

(5) These options become exercisable at $10.00 upon the earlier of (i) May 18, 2004, or (ii) if the fair market value of our common stock were to reach $30.00 per share. These options were not in-the-money as of December 31, 2001.

(6) 133,333 of these options will be exercisable at $0.50 per share, and the remaining 100,000 will be exercisable at $2.00 per share.

(7) 33,333 of these options will be exercisable at $0.50 per share, and the remaining 50,000 will be exercisable at $2.00 per share.

(8) The value of unexercised in-the-money options held at December 31, 2001 represents the total gain which an option holder would realize if he or she exercised all of the in-the-money options held at December 31, 2001, and is determined by multiplying the number of shares of common stock underlying the options by the difference between an assumed fair market value of $2.00 per share and the per share option exercise price. If we used the initial public offering price as the assumed fair market value, the total gain realizable would be significantly higher. An option is in-the-money if the exercise price of the option is less than the assumed fair market value of the option shares.

EMPLOYMENT AGREEMENTS

     We have entered into employment agreements with the executive officers or prior executive officers set forth below, which agreements provide for the payment of severance in some circumstances.

     Mr. Friede's agreement provides that if we terminate his employment without cause, he will receive continued payment of his base salary, which is currently $180,000 per year, and health benefits for twelve months after the termination date. Except for this severance obligation, Mr. Friede's employment can be terminated at any time.

     Mr. Manzetti's agreement provides that if we terminate Mr. Manzetti's employment without cause, he will receive continued payment of his base salary, which is currently $300,000 per year, for twelve months after the termination date. Except for this severance obligation, Mr. Manzetti's employment can be terminated at any time. In addition to his annual salary, the board of directors has recommended that Mr. Manzetti receive a bonus in 2002 of up to $250,000, based on his ability to attain certain performance goals.

     Mr. Wells's agreement provides that if we terminate his employment without cause, he will receive continued payment of his base salary, which is currently $250,000 per year, for twelve months after the termination date. Except for this severance obligation, Mr. Wells's employment can be terminated at any time. In addition to his annual salary, Mr. Wells is eligible to receive a bonus based on product sales and new business development opportunities, subject to a minimum guaranteed bonus of $50,000. Mr. Wells also can receive a bonus of up to $50,000 based on certain other performance goals.

     Mr. Argyros's agreement provides that if we terminate his employment without cause, he will receive continued payment of his base salary, which is currently $175,000 per year, for four months after the termination date. Except for this severance obligation, Mr. Argyros's employment can be terminated at any time. In addition to his annual salary, Mr. Argyros is eligible receive a bonus in 2002 of up to $75,000, based on his ability to attain certain performance goals.

     Mr. Marroni's agreement provides that if we terminate his employment without cause, or if we undergo a change of control and his position is eliminated or his duties diminished, he will receive continued semi-monthly payment of his base salary, which is currently $175,000 per year, for twelve months after the termination date. Except for this severance obligation, Mr. Marroni's employment can be terminated at any time. In addition to his annual salary, Mr. Marroni is eligible receive a bonus in 2002 of up to $100,000, based on his ability to attain certain performance goals.

STOCK OPTION PLANS

     2001 Stock Option Plan. Our 2001 Stock Option Plan was adopted by our board of directors and approved by our stockholders in June 2001. It was designed to replace our 1999 Stock Option Plan. The 2001 Stock Option Plan became effective on June 6, 2001 and will terminate on June 5, 2011, unless sooner terminated by the board of directors. The 2001 Stock Option Plan permits the grant of options to our employees, officers, directors and consultants. We may grant either incentive stock options or non-qualified stock options under the 2001 Stock Option Plan. We may grant, in the aggregate, options to acquire a maximum of 7,000,000 shares of common stock plus any shares that are subject to options previously granted under the 2001 Stock Option Plan that expire or terminate for any reason without having been exercised in full. As of December 31, 2001, 2,915,132 shares of common stock were available for future issuance under our 2001 Stock Option Plan.

     Our board of directors, through the compensation committee, administers the 2001 Stock Option Plan and has the authority to interpret it and to prescribe, amend and rescind rules and regulations relating to it. The board of directors has the authority to determine the employees, officers, directors and consultants to whom options will be granted under the 2001 Stock Option Plan and to determine the terms of each option, including, the number of shares subject to each option, the exercise price of each option, whether to accelerate or extend the vesting of each option, whether the option will be an incentive stock option or non-incentive stock option and other conditions to which the options under the 2001 Stock Option Plan are subject.

     Incentive stock options granted under the 2001 Stock Option Plan must have an exercise price of at least 100% of the fair market value of the common stock on the date of grant, and not less than 110% of the fair market value in the case of incentive stock options granted to persons holding more than 10% of the total voting power of our common stock. The exercise price of nonqualified stock options granted under the 2001 Stock Option Plan must be at least 50% of the fair market value of the common stock on the date of grant. Payment of the exercise price must be made in cash. Options granted under the 2001 Stock Option Plan are subject to a five year vesting schedule, unless determined otherwise by the board of directors. However, in almost all cases, we have granted options based on a three year vesting schedule.

     The term of options granted under the 2001 Stock Option Plan may not exceed ten years, or five years in the case of an incentive stock option granted to any person holding more than 10% of the total voting power of our common stock. Options granted under the 2001 Stock Option Plan are nontransferable other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the option holder only by the option holder or the holder's guardian or personal representative.

     Unless the board of directors provides otherwise, if an option holder's employment or similar relationship with us terminates for any reason other than his or her death or permanent disability, all unexercised options held by the holder will terminate 30 days after the date of such termination. If a participant's employment or similar relationship with us terminates because of death, such participant's estate shall have one year from the date of death to exercise any options granted under the 2001 Stock Option Plan. If an option holder's employment or similar relationship with us terminates because of permanent disability, the option holder or the holder's personal representative has one year from the date on which the holder became permanently disabled to exercise any options granted under the 2001 Stock Option Plan.

     Outstanding options and shares of common stock reserved for issuance in accordance with the 2001 Stock Option Plan will proportionally adjust in the event of a stock split, stock dividend or other similar change in our capital structure.

     The board of directors has the authority to alter and amend or revoke or terminate the 2001 Stock Option Plan, but cannot take any action that impairs the rights of any option holder without that holder's consent. In addition, we must obtain stockholder approval of amendments to the 2001 Stock Option Plan as required by applicable law.

     As of December 31, 2001, we had granted options to purchase 4,218,200 shares of common stock under the 2001 Stock Option Plan, of which 1,192,168 had been exercised, 51,331 had been forfeited, and 2,892,700 remained outstanding. As of December 31, 2001, 2,915,132 shares of common stock were available for future issuance under our 2001 Stock Option Plan. Of the options granted under the 2001 Stock Option Plan as of December 31, 2001, options to acquire approximately 1,768,350 shares of common stock were issued in June 2001 in replacement of, and in exchange for the cancellation of, options we had previously granted under prior stock option plans or arrangements. In most cases, the replacement options were one-third vested at the time of grant, with the remaining two-thirds vesting over a two year period.

     1999 Stock Option Plan. Our 1999 Stock Option Plan was adopted by our board of directors in June 1999, and was designed to replace our 1993 Stock Option Plan. The 1999 Stock Option Plan contained substantially the same terms as our 2001 Stock Option Plan. However, the 1999 Stock Option Plan was never approved by our stockholders and, as a result, options granted under that plan that were intended to qualify as incentive stock options, did not so qualify. We were initially authorized to grant options to acquire a maximum of 1,500,000 shares of common stock under the 1999 Stock Option Plan. However, we amended the 1999 Stock Option Plan in March 2001 to increase this number to 7,000,000. In addition, we were authorized to grant any shares that were subject to options previously granted under the 1999 Stock Option Plan that had expired or terminated for any reason without having been exercised in full.

     In December 2000, we repriced options to acquire approximately 1.8 million shares of common stock that had been previously granted by issuing to the holders of those options new options under the 1999 Stock Option Plan having an exercise price of $0.50 per share in exchange for the cancellation of their old options.

The replacement options were exercisable for the same number of shares of common stock as the cancelled options.

     In June 2001, virtually all of the options that were then outstanding under the 1999 Stock Option Plan were cancelled and replaced with options under our 2001 Stock Option Plan to acquire an equivalent number of shares of common stock. This replacement and exchange was intended to provide employees who had been previously granted options intended to qualify as incentive stock options, but which were not so qualified, with options under the 2001 Stock Option Plan that did qualify as incentive stock options.

     As of December 31, 2001, options to acquire 22,000 shares of common stock were outstanding under the 1999 Stock Option Plan. On April 20, 2002, our board of directors terminated the 1999 Stock Option Plan with respect to future grants.

     1993 Stock Option Plan. Our 1993 Stock Option Plan was adopted by our board of directors in June 1993. The 1993 Stock Option Plan contains substantially the same terms as our 2001 Stock Option Plan. However, we were only authorized to grant options to acquire a maximum of 1,500,000 shares of common stock under the 1993 Stock Option Plan plus any shares that were subject to options previously granted under the 1993 Stock Option Plan that expired or terminated for any reason without having been exercised in full.

     In December 2000, virtually all of the options that were then outstanding under our 1993 Stock Option Plan were cancelled and replaced with new options under our 1999 Stock Option Plan. This was done in order to reprice those options to $0.50 per share, and was accomplished by issuing to each holder of these options a replacement option under the 1999 Stock Option Plan having an exercise price of $0.50 per share in exchange for the cancellation of such holder's old options under the 1993 Plan.

     As of December 31, 2001, options to acquire 434,866 shares of common stock were outstanding under the 1993 Stock Option Plan. On April 20, 2002, our board of directors terminated the 1993 Stock Option Plan with respect to future grants.

     Other Option Grants. We have, from time to time, granted options to acquire common stock other than pursuant to our stock option plans. As of December 31, 2001, there were outstanding options to acquire approximately 412,250 shares of common stock, which options were not granted pursuant to any of our stock option plans.

401(K) PLAN

     We have an employee retirement savings plan that is intended to qualify under Section 401(k) of the Internal Revenue Code, so that contributions to the 401(k) plan by employees or by us, and the investment earnings on those contributions, are not taxable to the employees until withdrawn. If our 401(k) plan qualifies under Section 401(k) of the Internal Revenue Code, our contributions will be deductible by us when made. Our employees may elect to contribute up to 15.0% of their annual compensation, subject to statutory limitations, and to have those funds contributed to the 401(k) plan. The 401(k) plan permits us, but does not require us, to make additional matching contributions on behalf of participants. During 2001, 2000 and 1999, we recorded approximately $93,000, $0 and $0, respectively, in expense for contributions to the plan.

                  RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

     We believe that we have engaged in all of the transactions set forth below on terms no less favorable to us than we could have obtained from unaffiliated third-parties. We intend to ensure that all future transactions, including loans, between us and our officers, directors and principal stockholders and their affiliates are on terms no less favorable to us than those that we could obtain from unaffiliated third-parties.

EQUITY ISSUANCES

     Between August and September 1999, we sold 659,253 shares of our Series A preferred stock at $10.00 per share for an aggregate consideration of $6,592,530. Investors in that private placement also received, for each share of Series A preferred stock purchased, an option from our largest stockholder, John
A. Friede, to purchase from Mr. Friede one share of our common stock for $0.01. Each share of Series A preferred stock will automatically convert into approximately 1.3605 shares of common stock upon the closing of this offering. Investors in the Series A private placement included the following:

                                                        NUMBER OF    NUMBER OF SHARES OF
                                                        SHARES OF   COMMON STOCK ISSUABLE
                                                        SERIES A     UPON CONVERSION OF
                                                        PREFERRED    SERIES A PREFERRED
INVESTOR                                                  STOCK             STOCK
--------                                                ---------   ---------------------
Zesiger Capital Group, LLC (1)........................   300,000           408,163
Cross Atlantic Partners (2)...........................   143,500           195,238
Cross Atlantic Partners II (2)........................    70,000            95,238
Cross Atlantic Partners III (2).......................   136,500           185,714

---------------

(1) Zesiger Capital Group, LLC, is a registered investment adviser that, through the representation of its clients, is deemed to beneficially own more than 5% of our outstanding voting securities. These securities were purchased by clients of Zesiger Capital Group, but Zesiger Capital Group has both voting and investment control over these shares pursuant to a power of attorney. Zesiger Capital Group, LLC, disclaims beneficial ownership over these shares.

(2) John L. Cassis, one of our directors, is a partner in Cross Atlantic Partners, Cross Atlantic Partners II and Cross Atlantic Partners III. These Cross Atlantic entities own more than 5% of our outstanding voting securities, and Mr. Cassis, as a result of his control over the Cross Atlantic entities, is deemed to beneficially own these shares. Mr. Cassis disclaims beneficial ownership of the shares held by each of the Cross Atlantic entities except to the extent of his pecuniary interest therein.

     Sunrise Securities Corp. acted as placement agent in connection with the private placement of our Series A preferred stock and received a cash commission of $527,402 for its placement services. Sunrise also received warrants to purchase 65,925 shares of common stock at an initial exercise price of $10.00 per share. Preston Tsao, one of our directors, was an executive officer of Sunrise Securities from 1996 to 2001.

     In November and December 1999, we sold 400,000 shares of common stock to John A. Friede at $5.00 per share for an aggregate consideration of $2,000,000. In January and February 2000, we sold 200,000 shares of common stock to John A. Friede at $5.00 per share for an aggregate consideration of $1,000,000. From March through October 2000, we issued 79,000 shares of Series A preferred stock to John A. Friede and members of his family as compensation for loans we received from them. These Series A shares will automatically convert into approximately 107,480 shares of common stock upon the closing of this offering.

     In March 2001, we sold 3,667,640 shares of Series B preferred stock to John
A. Friede in consideration of the cancellation by Mr. Friede and members of his family of indebtedness we owed to them in the aggregate amount of $18,338,200, including interest. Each share of Series B preferred stock will automatically convert into one share of common stock upon the closing of this offering.

     In March 2001, we sold a total of 2,632,219 shares of Series C preferred stock at $1.786 per share for an aggregate consideration of approximately $4.7 million. Each share of Series C preferred stock will convert into one share of common stock upon the closing of this offering. Investors in the Series C private placement included the following:

                                                                  NUMBER OF
                                                                  SHARES OF
                                                                  SERIES C
INVESTOR                                                       PREFERRED STOCK
--------                                                       ---------------
Corporate Opportunities Fund, L.P. (1)......................        219,500
Corporate Opportunities Fund (Institutional), L.P. (1)......      1,180,500
Cross Atlantic Partners (2).................................        344,400
Cross Atlantic Partners II (2)..............................        168,000
Cross Atlantic Partners III (2).............................        327,600
SMH NOMOS, LLC (3)..........................................        280,000

---------------

(1) Corporate Opportunities Fund, L.P. and Corporate Opportunities Fund (Institutional) L.P. together own more than 5% of our outstanding voting securities. Sanders Morris Harris has voting and investment control over the shares held by Corporate Opportunities Fund, L.P. and Corporate Opportunities Fund (Institutional) L.P. and, as a result, is deemed to beneficially own these shares.

(2) John L. Cassis, one of our directors, is a partner in Cross Atlantic Partners, Cross Atlantic Partners II and Cross Atlantic Partners III. These Cross Atlantic entities own more than 5% of our outstanding voting securities, and Mr. Cassis, as a result of his control over the Cross Atlantic entities, is deemed to beneficially own these shares. Mr. Cassis disclaims beneficial ownership of the shares held by each of the Cross Atlantic entities except to the extent of his pecuniary interest therein.

(3) Sander Morris Harris has voting and investment control over the shares held by SMH NOMOS, LLC, and as a result, is deemed to beneficially own these shares.

LOANS

     Between March 1, 2000 and August 31, 2000, we issued demand promissory notes to John A. Friede in the aggregate original principal amount of $2,150,000 and demand promissory notes to Mr. Friede's mother, Evelyn Hall, in the aggregate original principal amount of $3,750,000. On December 31, 2000, Mr. Friede, his wife Marcia Friede, and Evelyn Hall assumed our $14,234,000 debt to Citicorp Private Bank. In connection with the assumption of this debt, on December 31, 2000, we issued a demand promissory note in the original principal amount of $14,234,000 to John A. Friede, Marcia Friede and Evelyn Hall, jointly. All of the debt underlying the above referenced notes has been repaid or otherwise converted into equity.

OPTION GRANTS AND EXERCISES

     During 1999, 2000 and 2001, we granted options to our current directors and executive officers, including the named executive officers as follows:

                                                       NUMBER        GRANT       EXERCISE
                        NAME                          OF SHARES       DATE        PRICE
                        ----                          ---------     --------     --------
Paul A. Brooke......................................   100,000      08/08/01      $ 0.50

John L. Cassis......................................    30,000      10/08/99      $10.00(10)
                                                       130,000      11/19/99      $ 5.00
                                                       160,000(1)   12/15/00      $ 0.50
                                                       160,000(2)   06/06/01      $ 0.50

Andrew A. Giordano..................................    80,000      11/19/99      $ 5.00
                                                       118,000(3)   12/15/00      $ 0.50
                                                       118,000(2)   06/06/01      $ 0.50

John A. Friede......................................   117,500      01/13/99      $10.00(10)
                                                       300,000      05/13/99      $10.00(10)
                                                       500,000      11/19/99      $ 5.00
                                                       917,500(1)   12/15/00      $ 0.50
                                                       917,500(2)   06/06/01      $ 0.50

John W. Manzetti....................................   100,000      05/03/99      $10.00(10)
                                                       600,000(4)   12/15/00      $ 0.50
                                                       600,000(2)   06/06/01      $ 0.50
                                                       150,000      10/15/01      $ 2.00

Preston Tsao........................................    80,000      11/19/99      $ 5.00
                                                       110,000(5)   12/15/00      $ 0.50
                                                       110,000(2)   06/06/01      $ 0.50

Joseph M. Argyros...................................    10,000      09/01/99      $10.00(10)
                                                       100,000(6)   12/15/00      $ 0.50
                                                       100,000(2)   06/06/01      $ 0.50
                                                        50,000      10/15/01      $ 2.00

Bruce H. Curran.....................................     3,000      01/01/99      $10.00(10)
                                                        15,000      05/27/99      $10.00(10)
                                                        30,000      02/14/00      $ 5.00
                                                       100,000(7)   12/15/00      $ 0.50
                                                       100,000(2)   06/06/01      $ 0.50

Francis X. Dobscha..................................     4,000      03/27/00      $ 5.00
                                                        10,000(8)   12/15/00      $ 0.50
                                                        10,000(2)   06/06/01      $ 0.50
                                                         5,000      08/22/01      $ 0.50
                                                        35,000      11/21/01      $ 2.00

Fred L. Marroni.....................................   100,000      07/30/01      $ 0.50

William W. Wells....................................   100,000      06/28/99      $10.00(10)
                                                       400,000(9)   12/15/00      $ 0.50
                                                       400,000(2)   06/06/01      $ 0.50
                                                       100,000      10/15/01      $ 2.00

---------------

 (1) These options were granted under our 1999 Stock Option Plan in replacement of options that were granted in 1999.

 (2) These options were granted under our 2001 Stock Option Plan in replacement of options granted on December 15, 2000.

 (3) These options were granted under our 1999 Stock Option Plan in replacement of options granted in 1995, 1997 and 1999.

 (4) These options were granted under our 1999 Stock Option Plan, but 100,000 of these options were granted in replacement of options granted in 1999.

 (5) These options were granted under our 1999 Stock Option Plan in replacement of options granted in 1998 and 1999.

 (6) These options were granted under our 1999 Stock Option Plan, but 10,000 of these options were granted in replacement of options that were granted in 1999.

 (7) These options were granted under our 1999 Stock Option Plan, but 60,000 of these options were granted in replacement of options that were granted in 1995, 1996, 1999 and 2000.

 (8) These options were granted under our 1999 Stock Option Plan, but 4,000 of these options were granted in replacement of options granted in 2000.

 (9) These options were granted under our 1999 Stock Option Plan, but 100,000 of these options were granted in replacement of options granted in 1999.

(10) These options were repriced to $5.00 per share in January 2000.

     In October 2001, the following directors and 5% stockholders exercised options to purchase common stock:

                                                             SHARES
                                                          RECEIVED UPON
                                                           EXERCISE OF
                          NAME                               OPTIONS        EXERCISE PRICE
                          ----                            -------------     --------------
John A. Friede..........................................     917,500(1)         $0.50
Paul A. Brooke..........................................     100,000(2)         $0.50
John L. Cassis..........................................     160,000(3)         $0.50

---------------

(1) These 917,500 option shares were acquired by Mr. Friede on October 11, 2001. 305,833 of these shares are currently subject to repurchase by us pursuant to the terms of a Share Repurchase Agreement. These shares will vest and no longer be subject to repurchase on December 14, 2002.

(2) These 100,000 option shares were acquired by Mr. Brooke on October 11, 2001. Because, none of the options had then vested, Mr. Brooke agreed that all of these shares would be subject to repurchase by us pursuant to the terms of a Share Repurchase Agreement. One-third of these shares will vest and no longer be subject to repurchase on August 8, 2002, the second one-third of these shares will vest and no longer be subject to repurchase on August 8, 2003, and the remaining one-third will vest and no longer be subject to repurchase on August 8, 2004.

(3) These 160,000 option shares were issued in the name of Cross Atlantic Partners, Inc., upon the exercise by Mr. Cassis of an option on October 11, 2001. Because, at the time of exercise, only one-third of these options had vested. Mr. Cassis agreed that two-thirds of these shares would be subject to repurchase by us pursuant to the terms of a Share Repurchase Agreement. One-third of these shares vested on December 14, 2001, and the remaining one-third will vest and no longer be subject to repurchase on December 14, 2002.

                             PRINCIPAL STOCKHOLDERS

     The following tables set forth information about the beneficial ownership of our common stock as of February 28, 2002 by:

     - each of our named executive officers;

     - each of our directors;

     - each person known to us to be the beneficial owner of more than 5% of our outstanding voting securities; and

     - all of our executive officers and directors as a group.

     Unless otherwise noted below, the address of each beneficial owner noted on the table is c/o NOMOS Corporation, 2591 Wexford Bayne Road, Sewickley, Pennsylvania 15143.

     There were 14,028,345 shares of common stock outstanding on February 28, 2002, which assumes the conversion of all outstanding preferred stock into common stock. We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

     In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of February 28, 2002, are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Asterisks represent beneficial ownership of less than one percent.

EXECUTIVE OFFICERS, DIRECTORS AND FIVE PERCENT (5%) STOCKHOLDERS

                                                                                    PERCENTAGE OF SHARES
                                               NUMBER OF       NUMBER OF SHARES      BENEFICIALLY OWNED
                                                 SHARES       UNDERLYING OPTIONS    --------------------
                                              BENEFICIALLY       AND WARRANTS        BEFORE      AFTER
NAME OF BENEFICIAL OWNER                         OWNED        BENEFICIALLY OWNED    OFFERING    OFFERING
------------------------                      ------------    ------------------    --------    --------
John W. Manzetti............................          --           400,000            2.77%
John A. Friede..............................   5,940,955                --           42.35%
William W. Wells............................          --           266,666            1.87%
Bruce H. Curran.............................          --            66,666               *
Joseph M. Argyros...........................          --            66,666               *
Frederick L. Marroni........................          --                --               *
John L. Cassis (1)..........................   1,926,190                --           13.73%
Paul A. Brooke..............................     100,000                --               *
Andrew A. Giordano..........................      20,000            91,333               *
Preston Tsao................................         594            88,371               *
Sandra Panem, Ph.D. (1).....................   1,926,190                --           13.73%
Zesiger Capital Group, LLC (2)..............   1,084,400            98,132            8.37%
Sanders Morris Harris (3)...................   1,680,000                --           11.98%
All executive officers and directors
  as a Group (12 persons)...................   7,987,739           986,368           59.77%

---------------

(1) These shares are owned by one or more of Cross Atlantic Partners, Cross Atlantic Partners II and Cross Atlantic Partners III. Each of Dr. Panem and Mr. Cassis is a partner in these Cross Atlantic entities and shares voting and investment control of the shares held by these entities. Each of Dr. Panem and

    Mr. Cassis disclaims beneficial ownership of these shares except to the extent of their pecuniary interest therein.

(2) These shares are owned by clients of Zesiger Capital Group, LLC. Zesiger Capital Group, LLC, has voting and investment control over these shares pursuant to powers of attorney granted by its clients and, as a result of such control, is deemed to beneficially own these shares. Zesiger Capital Group, LLC, disclaims beneficial ownership over these shares except to the extent of its pecuniary interest therein.

(3) 1,400,000 of these shares are owned by Corporate Opportunities Fund, L.P. and Corporate Opportunities Fund (Institutional), L.P., and 280,000 of these shares are owned by SMH NOMOS, LLC. Sanders Morris Harris has voting and investment control over these entities and the shares owned by them. As a result of this voting and investment control, Sanders Morris Harris is deemed to beneficially own these shares. Sanders Morris Harris is a wholly-owned subsidiary of Sanders Morris Harris Group.

                          DESCRIPTION OF CAPITAL STOCK

     Upon the completion of this offering, we will be authorized to issue 70,000,000 shares of common stock, $0.0001 par value, and 5,000,000 shares of undesignated preferred stock, $0.0001 par value. The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the closing of this offering, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

COMMON STOCK

     As of December 31, 2001, there were 14,028,345 shares of common stock outstanding, which were held by approximately 280 stockholders of record, assuming the automatic conversion of each outstanding share of preferred stock upon the closing of this offering. In addition, as of December 31, 2001, there were 3,761,816 shares of common stock subject to outstanding options and 277,343 shares of common stock subject to outstanding warrants. After this offering,
there will be      shares of our common stock outstanding assuming no exercise
of the underwriters' over-allotment option and      shares if the underwriters
exercise their over-allotment option in full.

     The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors. There are no cumulative voting rights and therefore, the holders of a plurality of the shares of common stock voting for the election of directors may elect all of our directors standing for election. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available for that purpose. See "Dividend Policy." In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities subject to the prior rights of the preferred stock then outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

PREFERRED STOCK

     Upon the closing of the offering, all outstanding shares of preferred stock will be converted into an aggregate of 7,304,605 shares of common stock. Following the effectiveness of our amended and restated certificate of incorporation upon the closing of this offering, the board of directors will have the authority, without further action by the stockholders, to issue 5,000,000 authorized but undesignated shares of preferred stock in one or more series and to designate the rights, preferences, privileges and restrictions of each such series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock or delaying or preventing a change in control of us. We have no present plans to issue any shares of preferred stock.

WARRANTS

     As of December 31, 2001, we had 58 warrants outstanding entitling the holders to purchase an aggregate of 277,343 shares of common stock at a weighted average exercise price of $6.90 per share.

REGISTRATION RIGHTS

     As of the date hereof, we have several registration rights agreements to which we are a party. We intend to amend and restate all of these agreements into one single agreement prior to the closing of this offering.

The following description is a summary of our rights and obligations under this amended and restated registration rights agreement.

     Under our amended and restated registration rights agreement, the holders
of approximately      shares of the common stock that will be outstanding after
this offering are entitled to require us to register the sales of their shares under the Securities Act. Subject to limitations specified in this agreement, these registration rights include:

     - an unlimited number of piggyback registration rights that require us to register sales of a holder's shares when we undertake a public offering other than this offering and certain other types of offerings, subject to the discretion of the managing underwriter of the offering to decrease the amount that holders may register;

     - one demand registration right that holders may exercise no sooner than 180 days after our initial public offering, which requires us to register sales of a holder's shares, subject to the discretion of our board of directors to delay the registration; and

     - an unlimited number of rights to require us to register sales of shares on Form S-3, a short form of registration statement permitted to be used by some companies, which holders may exercise if they request registration of the sale of at least $5,000,000 million of common stock following the time we first qualify for the use of this form of registration with the Securities and Exchange Commission.

     We will bear all registration expenses if these registration rights are exercised, other than underwriting discounts and commissions. These registration rights terminate as to a holder's shares when that holder is able to sell those shares pursuant to Rule 144(k) of the Securities Act of 1933, which for most parties (other than our officers, directors and affiliates) means two years after the acquisition of such shares from us.

DELAWARE ANTI-TAKEOVER LAW AND PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS

     Provisions of Delaware law and our certificate of incorporation and bylaws could make it more difficult for a third-party to acquire us or to remove our incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited acquisition proposal outweigh the disadvantages of discouraging such proposals because, among other things, negotiation could result in an improvement of their terms.

     We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

     - the board of directors approved the transaction in which such stockholder became an interested stockholder prior to the date the interested stockholder attained such status;

     - upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are directors and also officers); or

     - on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders.

     A business combination generally includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. In general, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock.

     Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors. In addition, our certificate of incorporation permits the board of directors to issue preferred stock with voting or other rights without any stockholder action and require a minimum percentage of the stockholders for stockholders to call a special meeting of the stockholders. Our bylaws establish procedures, including advance notice procedures with regard to stockholder proposals at stockholder meetings, and with regard to the nomination, other than by or at the direction of the board of directors, of candidates for election as directors. These provisions, some of which require the vote of stockholders holding at least two-thirds of the outstanding common stock to amend, may have the effect of deterring hostile takeovers or delaying changes in our management.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     Our certificate of incorporation provides that our directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

     - any breach of their duty of loyalty to us or our stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions as provided by Section 174 of the Delaware General Corporation Law; or

     - any transaction from which the director derives an improper personal benefit.

     Such limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. Our certificate of incorporation and bylaws provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by Delaware law. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification.

     At present, we are not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is      .

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for our common stock, and no predictions can be made regarding the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions that apply to resale. Nevertheless, sales of our common stock in the public market after the restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price.

SALE OF RESTRICTED SHARES AND LOCK-UP AGREEMENTS

     Upon completion of this offering, we will have an aggregate of outstanding shares of common stock assuming no exercise by the underwriters of
their over-allotment option or      shares if the underwriters exercise their
over-allotment option in full. Of these shares, the      shares sold in the
offering, plus any shares issued upon exercise of the underwriters' overallotment option, will be freely tradable without restriction under the Securities Act of 1933, unless purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act of 1933, or pursuant to our directed share program or by persons otherwise subject to lock-up agreements. In general, affiliates include officers, directors or 10% stockholders.

     The remaining shares outstanding are "restricted securities" within the meaning of Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 promulgated under the Securities Act of 1933, which are discussed below. Sales of the restricted securities in the public market, or the availability of such shares for sale, could adversely affect the market price of the common stock.

     Prior to the closing of this offering, our directors, officers and substantially all of our stockholders will have entered into lock-up agreements in connection with this offering generally providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the date of this prospectus without the prior written consent of SG Cowen Securities Corporation. Notwithstanding possible earlier eligibility for sale under the provisions of Rules 144 and 701, shares subject to lock-up agreements cannot be sold until the lock-up agreements expire or are waived by SG Cowen Securities Corporation. In addition, shares sold in this offering pursuant to our directed share program will be subject to similar lock-up arrangements.

     Under our amended and restated registration rights agreement, the holders
of approximately      shares of the common stock that will be outstanding after
this offering are entitled to require us to register the sales of their shares under the Securities Act of 1933, subject to limitations specified in that agreement. See "Description of Capital Stock -- Registration Rights."

RULE 144

     In general, under Rule 144, as in effect on the date of this prospectus, any person, including any of our affiliates, who has beneficially owned restricted securities for at least one year would (subject to the lock-up agreements described above) be entitled to sell within any three-month period a number of shares that, together with sales of any securities with which such person's sales must be aggregated, does not exceed the greater of:

     - one percent of the number of shares of common stock then outstanding; or

     - the average weekly trading volume of the common stock during the four calendar weeks preceding the date on which the notice of the sale on Form 144 is filed with the Securities and Exchange Commission.

     Sales of restricted securities under Rule 144 are also subject to certain requirements with respect to manner of sale, notice, and the availability of current public information about us.

RULE 144(K)

     Under Rule 144(k), a person who is not deemed to have been our affiliate at anytime during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner that was not an affiliate, is entitled to sell shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

STOCK OPTIONS

     We intend to file a registration statement on Form S-8 under the Securities
Act covering approximately      shares of common stock reserved for issuance
under our stock option plans. This registration statement is expected to be filed soon after the date of this prospectus and will become effective automatically upon filing. As a result, any shares acquired upon the exercise of options granted under these plans also will be freely tradable in the public market (unless subject to the lock-up agreements described above). However, such shares held by affiliates still will be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144 unless otherwise resaleable under Rule 701.

     In addition to possibly being able to sell option shares without restriction under a Form S-8 registration statement when effective, persons other than our affiliates are allowed under Rule 701 of the Securities Act of 1933 to sell shares of our common stock issued upon exercise of stock options beginning 90 days after the date of this prospectus, subject only to the manner of sale provisions of Rule 144 and to the lock-up period related to this offering. Our affiliates may (subject to the lock-up agreements described above) also begin selling option shares beginning 90 days after the date of this prospectus but are subject to all of the Rule 144 restrictions except for the one-year holding period requirement.

          UNITED STATES TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

     The following is a general discussion of certain material United States federal income tax consequences to a non-United States holder of the ownership and disposition of our common stock. As used in this prospectus, the term non-United States holder is a person other than:

     - a citizen or individual resident of the United States for United States federal income tax purposes;

     - a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision of the United States;

     - an estate whose income is included in gross income for United States federal income tax purposes regardless of its source; or

     - a trust, in general, if it is subject to the primary supervision of a court within the United States and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

     This discussion does not address all aspects of United States federal income taxation that may be relevant in light of a non-United States holder's particular facts and circumstances, such as being a United States expatriate, and does not address any tax consequences arising under the laws of any state, local or non-United States taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, each non-United States holder should consult a tax advisor regarding the United States federal, state, local and non-United States income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

DIVIDENDS

     We have never paid dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future. In the event, however, that we do pay dividends on our common stock, any dividend paid to a non-United States holder of common stock generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. To claim the benefit of a lower rate under an income tax treaty, a non-United States holder must properly file an Internal Revenue Service Form W-8BEN, or successor form, claiming an exemption from, or reduction in, withholding under the applicable income tax treaty.

     Dividends received by a non-United States holder that are effectively connected with a United States trade or business conducted by the non-United States holder are exempt from such withholding tax, provided that such non-United States holder files an Internal Revenue Service Form W-8ECI, or successor form. However, those effectively connected dividends, net of certain deductions and credits, are taxed at the same graduated rates applicable to United States persons.

     In addition to the graduated tax described above, dividends received by a corporate non-United States holder that are effectively connected with a United States trade or business of the corporate non-United States holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

     A non-United States holder of common stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the Internal Revenue Service.

GAIN ON DISPOSITION OF COMMON STOCK

     A non-United States holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

     - the gain is effectively connected with a United States trade or business of the non-United States holder (which gain, in the case of a corporate non-United States holder, must also be taken into account for branch profits tax purposes);

     - the non-United States holder is an individual who holds his or her common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

     - we are or have been a "United States real property holding corporation" for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder's holding period for our common stock. We have determined that we are not and do not believe that we will become a "United States real property holding corporation" for United States federal income tax purposes.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     Dividends paid to you may be subject to information reporting and United States backup withholding tax. If you are a non-U.S. holder, you will be exempt from such backup withholding tax if you provide a Form W-8BEN or otherwise meet documentary evidence requirements for establishing that you are a non-U.S. holder or otherwise establish an exemption. If you are a U.S. Holder, you will be exempt from back up withholding if you provide a completed and executed form W-9 and the IRS has not advised us that you are subject to back up withholding, or you meet certain other exemptions from back up withholding.

     The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding tax. If you sell your common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the United States backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your common stock through a non-U.S. office of a broker that:

     - is a United States person;

     - derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

     - is a "controlled foreign corporation" for United States federal income tax purposes; or

     - is a foreign partnership, if at any time during its tax year:

        - one or more of its partners are United States persons who in the aggregate hold more than 50% of the income or capital interests in the partnership; or

        - the foreign partnership is engaged in a United States trade or business, unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met or you otherwise establish an exemption.

     If you receive payments of the proceeds of a sale of our common stock to or through a United States office of a broker, the payment is subject to both United States backup withholding and information reporting unless you are a non-U.S. person and provide a Form W-8BEN certifying that you are a non-U.S. person or you are a U.S. person and you provide a completed and executed Form W-9, and the IRS has not advised us that you are subject to back up withholding, or you otherwise establish an exemption.

     You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the U.S. Internal Revenue Service.

                                  UNDERWRITING

     We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us the number of shares set forth opposite their names on the table below at the public offering price, less the underwriting discounts and commissions, as set forth on the cover page of this prospectus. SG Cowen Securities Corporation and CIBC World Markets Corp. are acting as representatives of the several underwriters named below:

NAME                                                           NUMBER OF SHARES
----                                                           ----------------
SG Cowen Securities Corporation.............................
CIBC World Markets Corp.....................................
                                                                   -------
     Total..................................................
                                                                   =======

     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of other events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the shares of common stock being offered by us if any shares are purchased.

     The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of the prospectus. The underwriting fee is an amount equal to the offering price to the public less the amount paid per share by the underwriters to us. The underwriters may offer the common stock to securities dealers at the price to the public less a concession
not in excess of $     per share. Securities dealers may reallow a concession
not in excess of $     per share to other dealers. After the shares of common
stock are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

     We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to an aggregate of additional shares of common stock at the public offering price set forth on the cover page of this prospectus less the underwriting discounts and commissions. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with the sale of the common stock offered hereby. If the underwriters exercise their over-allotment option, the underwriters have severally agreed to purchase shares of common stock from us in approximately the same proportion as shown in the table above.

     The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                                     PAID BY NOMOS
                                                              ---------------------------
                                                              NO EXERCISE   FULL EXERCISE
                                                              -----------   -------------
Per share...................................................    $              $
Total.......................................................    $              $

     We estimate that the total expenses of this offering, excluding
underwriting discounts and commissions, will be approximately $     .

     We have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, and to contribute to payments the underwriters may be required to make in respect of any such liabilities.

     Our directors and executive officers, and substantially all of our stockholders have agreed with the underwriters that, for a period of 180 days following the date of this prospectus, they will not dispose of or hedge any shares of common stock or any securities convertible into or exchangeable for shares of common stock. SG Cowen Securities Corporation may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement to which SG Cowen Securities Corporation is a party.

     The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority. The underwriters are delivering this prospectus only in printed form.

     The representatives of the underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Penalty bids may have the effect of deterring syndicate members from selling to people who have a history of quickly selling their shares. In passive market making, market makers in the shares of common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the shares of common stock until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the shares of common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     Prior to this offering, there has been no public market for shares of our common stock. Consequently, the initial public offering price has been determined by negotiations between us and the underwriters. The various factors considered in these negotiations included prevailing market conditions, the market capitalizations and the states of development of other companies that we and the underwriters believed to be comparable to us, our current financial condition, and estimates of our business potential, our results of operations in recent periods, our management, the present state of our development and other factors deemed relevant. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

     At our request, the underwriters have reserved for sale, at the initial
public offering price, up to      of the offered shares for employees, family
members of employees, business associates and other third-party vendors. The number of shares of our common stock available for sale to the general public will be reduced to the extent these reserved shares are purchased. Any reserved shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares in this offering.

     We have applied for approval for trading and quotation of our common stock on the Nasdaq National Market under the symbol "NMOS."

                                 LEGAL MATTERS

     Cohen & Grigsby, P.C., will pass upon the validity of the common stock offered in this offering and certain other legal matters on our behalf. Legal matters with respect to information contained in this prospectus under the
captions         , will be passed upon for us by                               ,
our intellectual property counsel for the acquisition of patent and trademark rights. Legal matters with respect to information contained in this prospectus
under the captions         , will be passed upon for us by McGlinchey Stafford,
PLLC, our intellectual property litigation counsel. Legal matters with respect
to information contained in this prospectus under the captions         , will be
passed upon for us by McDermott, Will & Emery, our regulatory counsel. Brown Raysman Millstein Felder & Steiner LLP, New

York, New York, will pass upon certain legal matters in connection with this offering on behalf of the underwriters.

                                    EXPERTS

     The consolidated financial statements as of December 31, 2000 and 2001 and for each of the three years in the three-year period ended December 31, 2001, included in this prospectus, have been so included in reliance on the report given on the authority of Ernst & Young LLP, as experts in auditing and accounting.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed a registration statement on Form S-1 with the Securities and Exchange Commission under the Securities Act with respect to the shares of common stock offered in this offering. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement, or the exhibits which are part of the registration statement, parts of which are omitted as permitted by the rules and regulations of the Securities and Exchange Commission. For further information about us and the shares of our common stock to be sold in this offering, please refer to the registration statement and the exhibits which are part of the registration statement. We have included all material terms of the registration statement and the related exhibits and schedules that are referred to in this prospectus. You should refer to the registration statement and its exhibits for additional information.

     For further information about us and our common stock, we refer you to our registration statement and its attached exhibits, copies of which may be inspected without charge at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the Securities and Exchange Commission and paying a duplicating fee. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference rooms. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934. Accordingly, we will be required to file periodic reports, proxy and information statements and other information with the Securities and Exchange Commission. Our periodic reports, proxy and information statements and other information will be available for inspection and copying at the regional offices, public references facilities and Web site of the Securities and Exchange Commission referred to above.

     We intend to furnish our stockholders with annual reports containing audited financial statements and an opinion thereon expressed by independent certified public accountants. We also intend to furnish other reports as we may determine or as required by law.

                               NOMOS CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Auditors..............................   F-2
Consolidated Balance Sheets.................................   F-3
Consolidated Statements of Operations.......................   F-4
Consolidated Statements of Stockholders Equity
  (Deficiency)..............................................   F-5
Consolidated Statements of Cash Flows.......................   F-6
Notes to Consolidated Financial Statements..................   F-7

                         REPORT OF INDEPENDENT AUDITORS

Stockholders
NOMOS Corporation

     We have audited the accompanying consolidated balance sheets of NOMOS Corporation as of December 31, 2000 and 2001, and the related consolidated statements of operations, stockholders' equity (deficiency), and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NOMOS Corporation at December 31, 2000 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP
Pittsburgh, Pennsylvania

February 6, 2002

                               NOMOS CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                  2000           2001
                                                              ------------   ------------
                           ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $    664,888   $  5,991,306
  Accounts receivable, net..................................     2,752,437      4,889,813
  Inventories...............................................     3,882,792      3,519,124
  Prepaid expenses..........................................       308,456        578,047
                                                              ------------   ------------
Total current assets........................................     7,608,573     14,978,290
Property and equipment, net.................................       380,502        856,252
Other assets................................................        35,964         35,964
                                                              ------------   ------------
Total assets................................................  $  8,025,039   $ 15,870,506
                                                              ============   ============
     LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
CURRENT LIABILITIES:
  Accounts payable..........................................  $  2,286,379   $  2,859,582
  Accrued compensation......................................       714,853      1,157,743
  Accrued royalties.........................................       198,870        133,750
  Advance billings..........................................     2,788,496      1,003,678
  Unearned services revenue.................................     1,747,142      2,602,057
  Other accruals............................................       196,221      1,300,443
  Current liabilities from discontinued operations--ROCS....       400,921             --
                                                              ------------   ------------
Total current liabilities...................................     8,332,882      9,057,253
Notes and accrued interest payable to stockholders..........    18,272,910             --
                                                              ------------   ------------
Total liabilities...........................................    26,605,792      9,057,253
Redeemable convertible series C preferred stock.............            --      5,862,083
STOCKHOLDERS' EQUITY (DEFICIENCY):
Series A convertible preferred stock; $.0001 par value;
  1,000,000 shares authorized; 738,253 shares issued and
  outstanding in 2000 and 2001, respectively................            74             74
Series B convertible preferred stock; $.0001 par value,
  4,000,000 shares authorized; 3,667,960 shares issued and
  outstanding in 2001.......................................            --            367
Common stock; $.0001 par value; 25,000,000 shares
  authorized; 5,680,503, and 6,872,671 shares issued in 2000
  and 2001, respectively....................................           568            687
Warrants....................................................     1,521,950             --
Deferred stock-based compensation...........................            --       (834,397)
Paid-in capital.............................................    55,261,031     78,298,962
Accumulated deficit.........................................   (75,021,098)   (76,171,245)
Treasury stock at cost--148,931 common shares...............      (343,278)      (343,278)
                                                              ------------   ------------
Total stockholders' equity (deficiency).....................   (18,580,753)       951,170
                                                              ------------   ------------
Total liabilities and stockholders' equity (deficiency).....  $  8,025,039   $ 15,870,506
                                                              ============   ============

                            See accompanying notes.

                               NOMOS CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                               YEAR ENDED DECEMBER 31,
                                                      -----------------------------------------
                                                          1999           2000          2001
                                                      ------------   ------------   -----------
REVENUES:
  Product...........................................  $  7,960,642   $ 10,787,175   $20,044,279
  Service...........................................     1,989,144      2,574,563     4,460,431
                                                      ------------   ------------   -----------
                                                         9,949,786     13,361,738    24,504,710
COST OF REVENUES:
  Product...........................................     4,350,416      4,459,569     7,463,802
  Service...........................................     1,446,473      2,255,179     2,800,906
                                                      ------------   ------------   -----------
                                                         5,796,889      6,714,748    10,264,708
                                                      ------------   ------------   -----------
Gross margin........................................     4,152,897      6,646,990    14,240,002
OPERATING EXPENSES:
  Research and development..........................     3,953,455      4,479,298     4,152,489
  Sales and marketing...............................     4,326,246      4,252,326     5,378,121
  General and administrative........................     3,827,072      3,296,413     2,950,737
  Write-off of investments--APMG (1999) and Med-Tec
     (2000).........................................       450,306      3,000,000            --
  Stock-based compensation                                      --             --     1,786,127
                                                      ------------   ------------   -----------
Total operating expenses............................    12,557,079     15,028,037    14,267,474
                                                      ------------   ------------   -----------
Loss from operations................................    (8,404,182)    (8,381,047)      (27,472)
Interest expense....................................      (918,688)    (1,997,396)      (65,290)
Other income--net...................................         6,821             --       168,503
                                                      ------------   ------------   -----------
Income (loss) from continuing operations............    (9,316,049)   (10,378,443)       75,741
                                                      ------------   ------------   -----------
Loss from discontinued operations...................    (7,001,472)    (1,154,524)           --
                                                      ------------   ------------   -----------
Net income (loss)...................................   (16,317,521)   (11,532,967)       75,741
Less preferred dividends............................            --             --    (1,225,888)
                                                      ------------   ------------   -----------
Net loss applicable to common stock.................  $(16,317,521)  $(11,532,967)  $(1,150,147)
                                                      ============   ============   ===========
NET (LOSS) INCOME PER SHARE--BASIC AND DILUTED:
  Continuing operations.............................  $      (1.83)  $      (1.88)  $     (0.20)
  Discontinued operations...........................         (1.38)          (.21)           --
                                                      ------------   ------------   -----------
                                                      $      (3.21)  $      (2.09)  $     (0.20)
                                                      ============   ============   ===========
Weighted average common shares outstanding--basic
  and diluted.......................................     5,083,026      5,510,575     5,627,195
                                                      ============   ============   ===========

                            See accompanying notes.

                               NOMOS CORPORATION

          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

                                  NUMBER                    NUMBER
                                 OF SHARES                 OF SHARES                 NUMBER OF
                                 SERIES A    PREFERRED A   SERIES B    PREFERRED B     COMMON     COMMON
                                 PREFERRED      STOCK      PREFERRED      STOCK        SHARES     STOCK     WARRANTS
                                 ---------   -----------   ---------   -----------   ----------   ------   -----------
BALANCE, January 1, 1999.......        --        $--              --      $ --        4,790,503    $479    $        --
  Sale of common stock at $5
    per share..................        --         --              --        --          400,000      40             --
  Sale of preferred stock and
    warrants at $10 per share,
    net of $545,904 issuance
    costs......................   659,253         66              --        --               --      --      3,788,672
  Common stock issued in
    association with
    acquisition................        --         --              --        --          282,500      28             --
  Reversion of shares (148,931)
    related to termination of
    APMG marketing
    relationship...............        --         --              --        --               --      --             --
  Exercise of warrants.........        --         --              --        --               --      --     (2,266,722)
  Net loss.....................        --         --              --        --               --      --             --
                                  -------        ---       ---------      ----       ----------    ----    -----------
BALANCE December 31, 1999......   659,253         66              --        --        5,473,003     547      1,521,950
  Sale of common stock at $5
    per share..................        --         --              --        --          200,000      20             --
  Preferred shares issued as
    inducement for loan........    79,000          8              --        --               --      --             --
  Common stock issued in
    association with settlement
    agreement..................        --         --              --        --            7,500       1             --
  Net loss.....................        --         --              --        --               --      --             --
                                  -------        ---       ---------      ----       ----------    ----    -----------
BALANCE, December 31, 2000.....   738,253         74              --        --        5,680,503     568      1,521,950
  Issuance of preferred stock
    as part of debt conversion,
    net of $39,941 issuance
    costs......................        --         --       3,667,640       367               --      --             --
  Issuance of preferred
    stock......................        --         --             320        --               --      --             --
  Exercise of common stock
    options....................        --         --              --        --        1,192,168     119             --
  Dividends and accretion on
    redeemable stock...........        --         --              --        --               --      --             --
  Deferred stock-based
    compensation...............        --         --              --        --               --      --             --
  Amortization of stock-based
    compensation...............        --         --              --        --               --      --             --
  Exercise and forfeitures of
    warrants...................        --         --              --        --               --      --     (1,521,950)
  Net income...................        --         --              --        --               --      --             --
                                  -------        ---       ---------      ----       ----------    ----    -----------
BALANCE, December 31, 2001.....   738,253        $74       3,667,960      $367        6,872,671    $687    $        --
                                  =======        ===       =========      ====       ==========    ====    ===========

                                                                                                      TOTAL
                                   DEFERRED                                                       STOCKHOLDERS'
                                 STOCK-BASED                      ACCUMULATED                        EQUITY
                                 COMPENSATION   PAID-IN CAPITAL     DEFICIT      TREASURY STOCK   (DEFICIENCY)
                                 ------------   ---------------   ------------   --------------   -------------
BALANCE, January 1, 1999.......  $        --      $44,479,018     $(47,170,610)    $      --      $ (2,691,113)
  Sale of common stock at $5
    per share..................           --        1,999,960               --            --         2,000,000
  Sale of preferred stock and
    warrants at $10 per share,
    net of $545,904 issuance
    costs......................           --        2,257,888               --            --         6,046,626
  Common stock issued in
    association with
    acquisition................           --        2,824,972               --            --         2,825,000
  Reversion of shares (148,931)
    related to termination of
    APMG marketing
    relationship...............           --               --               --      (343,278)         (343,278)
  Exercise of warrants.........           --        2,266,722               --            --                --
  Net loss.....................           --               --      (16,317,521)           --       (16,317,521)
                                 -----------      -----------     ------------     ---------      ------------
BALANCE December 31, 1999......           --       53,828,560      (63,488,131)     (343,278)       (8,480,286)
  Sale of common stock at $5
    per share..................           --          999,980               --            --         1,000,000
  Preferred shares issued as
    inducement for loan........           --          394,992               --            --           395,000
  Common stock issued in
    association with settlement
    agreement..................           --           37,499               --            --            37,500
  Net loss.....................           --               --      (11,532,967)           --       (11,532,967)
                                 -----------      -----------     ------------     ---------      ------------
BALANCE, December 31, 2000.....           --       55,261,031      (75,021,098)     (343,278)      (18,580,753)
  Issuance of preferred stock
    as part of debt conversion,
    net of $39,941 issuance
    costs......................           --       18,297,892               --            --        18,298,259
  Issuance of preferred
    stock......................           --            1,600               --            --             1,600
  Exercise of common stock
    options....................           --          595,965               --            --           596,084
  Dividends and accretion on
    redeemable stock...........           --               --       (1,225,888)           --        (1,225,888)
  Deferred stock-based
    compensation...............   (2,620,524)       2,620,524               --            --                --
  Amortization of stock-based
    compensation...............    1,786,127               --               --            --         1,786,127
  Exercise and forfeitures of
    warrants...................           --        1,521,950               --            --                --
  Net income...................           --               --           75,741            --            75,741
                                 -----------      -----------     ------------     ---------      ------------
BALANCE, December 31, 2001.....  $  (834,397)     $78,298,962     $(76,171,245)    $(343,278)     $    951,170
                                 ===========      ===========     ============     =========      ============

                            See accompanying notes.

                               NOMOS CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                          INCREASE (DECREASE) IN CASH

                                                                       YEAR ENDED DECEMBER 31,
                                                              -----------------------------------------
                                                                  1999           2000          2001
                                                              ------------   ------------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss).........................................  $(16,317,521)  $(11,532,967)  $    75,741
Adjustments to reconcile net income (loss) to net cash
  provided by (used for) operating activities:
  Depreciation and amortization.............................       645,235        284,656       223,067
  Loss from discontinued operations.........................     7,001,472      1,154,524            --
  Write-off of investments--APMG (1999) and Med-Tec
    (2000)..................................................       450,306      3,000,000            --
  Issuance of preferred stock--loan inducement..............            --        395,000            --
  Issuance of common stock--Cognos settlement...............            --         37,500            --
  Stock-based compensation expense..........................            --             --     1,786,127
  Interest costs satisfied with preferred stock.............            --        522,910        65,290
  Changes in net assets and liabilities:
    Accounts receivable.....................................        27,006        199,619    (2,137,376)
    Note receivable.........................................        75,000             --            --
    Inventories.............................................       532,222     (1,289,308)      363,668
    Prepaid expenses and other assets.......................        28,274       (226,999)     (269,591)
    Accounts payable........................................    (1,184,712)       932,504       573,203
    Accrued compensation....................................      (339,820)       242,299       442,890
    Accrued interest........................................       (45,364)            --            --
    Accrued royalties.......................................       (28,000)       186,870       (65,120)
    Advance billings........................................      (179,661)      (488,524)   (1,784,818)
    Unearned services revenue...............................        35,455        891,296       854,915
    Other accruals..........................................     1,251,228       (483,052)    1,104,222
                                                              ------------   ------------   -----------
Net cash (used for) provided by continuing operations.......    (8,048,880)    (6,173,672)    1,232,218
Net cash used by discontinued operations....................    (3,146,100)      (370,759)     (400,921)
                                                              ------------   ------------   -----------
Net cash (used for) provided by operating activities........   (11,194,980)    (6,544,431)      831,297
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of ROCS--net of cash acquired......................    (1,901,750)            --            --
Med-Tec acquisition deposit.................................    (1,000,000)            --            --
Capital expenditures........................................      (139,081)      (208,632)     (698,817)
                                                              ------------   ------------   -----------
Net cash used for investing activities......................    (3,040,831)      (208,632)     (698,817)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from stock issuance and warrants...................     6,592,530             --            --
Proceeds from short-term debt...............................    11,750,000             --            --
Payment of short-term debt..................................    (4,979,555)   (12,000,000)           --
Proceeds from shareholder loans.............................            --     17,750,000            --
Proceeds from Series B and C preferred stock issuance.......            --             --     4,637,795
Issuance cost of preferred stock issuance...................      (545,904)            --       (39,941)
Proceeds from common stock issuance.........................     2,000,000      1,000,000            --
Exercise of stock options...................................            --             --       596,084
                                                              ------------   ------------   -----------
Net cash provided by financing activities...................    14,817,071      6,750,000     5,193,938
                                                              ------------   ------------   -----------
Net increase (decrease) in cash.............................       581,260         (3,063)    5,326,418
Cash and cash equivalents at beginning of year..............        86,691        667,951       664,888
                                                              ------------   ------------   -----------
Cash and cash equivalents at end of year....................  $    667,951   $    664,888   $ 5,991,306
                                                              ============   ============   ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest......................................  $    964,052   $  1,004,486   $        --
SUPPLEMENTAL DISCLOSURE OF NONCASH OPERATING, INVESTING, AND
  FINANCING ACTIVITIES
Issuance of common stock for purchase.......................  $  2,825,000   $         --   $        --
Treasury stock transaction..................................       343,278             --            --
Exercise and forfeitures of warrants........................     2,266,722             --     1,521,950
Issuance of preferred stock in exchange for debt............            --             --    18,338,200
Preferred dividends and related accretion...................            --             --     1,225,888

                            See accompanying notes.

                               NOMOS CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  THE COMPANY

     NOMOS Corporation (NOMOS or the Company) is a Delaware corporation based in Sewickley, Pennsylvania. The Company develops, sells and services advanced medical equipment products that improve the safety and effectiveness of radiation therapy in the treatment of solid cancerous tumors. The Company pioneered the commercialization of a technology known as intensity modulated radiation therapy (IMRT). IMRT allows a doctor to deliver escalated radiation doses to a tumor target, while limiting damage to nearby healthy tissue. The Company sells its products to hospitals and clinics throughout the world.

     CORVUS is the Company's IMRT-based software product that helps doctors improve the planning of radiation therapy. The Company also produces products that are complementary to its IMRT products. In 1998, the Company introduced BAT, its ultrasound-based targeting system that permits a doctor to improve daily alignment and verification of tumor location. In 2001, the Company introduced PEREGRINE, a statistical software product that simulates the path of radiation particles as they are absorbed by the body to enable doctors to more precisely prescribe radiation treatments.

     Customers use the IMRT products (CORVUS, MIMiC and PEACOCK) in conjunction with linear accelerators, which are the machines that generate the energy beams used in radiation cancer therapy.

     The Company currently markets five primary products to the radiation therapy market:

        HARDWARE INTENSIVE PRODUCTS:

        BAT(R):  Ultrasound-based tumor targeting system.
        MIMiC(R): Multileaf collimator designed specifically for IMRT with CORVUS.

        SOFTWARE INTENSIVE PRODUCTS:

        CORVUS(R): Inverse planning software designed specifically for IMRT. PEACOCK(R): Integrated IMRT planning and delivery software system, and multileaf collimator. This system combines CORVUS and MIMiC. PEREGRINE(TM): Radiation dose calculation and simulation software.

     Revenue from sales of the Company's IMRT planning and delivery products, CORVUS, PEACOCK and MIMiC, represented approximately 71% of the Company's total revenues in 1999, approximately 43% of the Company's total revenues in 2000 and approximately 35% of the Company's total revenues in 2001. Revenue from the Company's ultrasound-based targeting system, BAT, which was first introduced in 1998, represented approximately 9% of the Company's total revenues in 1999, 38% of the Company's total revenues in 2000 and 43% of the Company's total revenues in 2001.

     In January 1999, NOMOS acquired Radiation Oncology Computer Systems, Inc.
(ROCS), a California corporation, adding to its product line 2- and 3-D treatment planning systems, an interstitial implant program, and an ultrasound-guided brachytherapy package focused on the prostate implant market. This business was subsequently discontinued (see Note 5 for further discussion).

     The Company operates one reportable segment (radiation therapy market) within the United States.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Revenue Recognition

     Revenues and related cost of sales for hardware products are generally recognized upon shipment (title transfer), which in some cases precedes customer acceptance, as the performance of installation obligations is essentially perfunctory and there is a demonstrated history of customer acceptance following shipment. Additionally, hardware revenues are recognized only if persuasive evidence of an agreement exists, the fee is fixed and determinable and collection of the amount due from the customer is deemed probable and all

                               NOMOS CORPORATION
significant vendor obligations are satisfied. The Company's hardware products are generally subject to installation and warranty, and the Company provides for the estimated future costs of installation, repair, replacement, or customer accommodation in cost of sales when sales are recognized.

     Revenues and related cost of sales for software products are generally recognized at the time of customer acceptance, which normally is at installation. Additionally, software revenues are recognized only if persuasive evidence of an agreement exists, the fee is fixed and determinable and collection of the amount due from the customer is deemed probable and all significant vendor obligations are satisfied. In sales contracts that have multielement arrangements, the Company allocates the sales contract using the residual method. The total fair value of the undelivered elements as indicated by vendor-specific objective evidence (price charged when the undelivered element is sold individually) is deferred and the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements.

     Services revenues are derived mainly from maintenance contracts and are recognized on a straight-line basis over the term of the contract. Payments for maintenance revenues are normally received in advance and are nonrefundable.

  Advance Billings and Unearned Services Revenue

     Revenue payments received from customers in advance of shipments for hardware products and acceptance for software products are recorded as Advance Billings. The unamortized portion of maintenance revenue is recorded as Unearned Services Revenue.

  Cash and Cash Equivalents

     Short-term investments include highly liquid investments, principally certificates of deposit and United States Government-backed securities and interest-bearing deposits with maturities of less than ninety (90) days.

  Fair Value of Financial Instruments

     The carrying amounts of the Company's financial instruments, including cash and cash equivalents, accounts receivable, and accounts payable, approximate fair value due to their short maturities.

  Inventories

     Inventories are valued at the lower of first-in, first-out (FIFO) cost or market and consist of the following:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 2000         2001
                                                              ----------   ----------
Raw materials...............................................  $3,334,970   $3,220,358
Work-in-process.............................................     100,225       90,258
Finished goods..............................................     447,597      208,508
                                                              ----------   ----------
                                                              $3,882,792   $3,519,124
                                                              ==========   ==========

  Property and Equipment

     All equipment, furniture and fixtures are recorded at cost. For financial reporting purposes, depreciation is computed principally using the straight-line method over the estimated useful life of the asset (generally

                               NOMOS CORPORATION
three to five years), and by accelerated methods for income tax reporting purposes. Expenditures for maintenance and repairs are charged to expense as incurred.

  Software Development Costs

     During 1999, 2000 and 2001, the Company did not capitalize software development costs. Historically, management has defined technological feasibility for software at the point where FDA approval has been received and beta testing is completed. As such, there has been insignificant amounts of software costs incurred subsequent to technological feasibility for capitalization.

  Research and Development Costs

     Research and development costs are charged to expense when incurred.

  Shipping Costs

     Shipping costs in the amounts of $92,000, $70,000, and $198,000 during 1999, 2000, and 2001, respectively, are included in cost of sales.

  Advertising Costs

     Advertising and sales promotions are charged to expense during the period in which they are incurred. Total advertising and sales promotions expense for the years ended December 31, 1999, 2000, and 2001 were approximately $374,000, $242,000, and $253,000, respectively.

  Earnings Per Share

     Net loss per common share is computed based upon the weighted average number of common shares outstanding. Dilutive securities include options, warrants and convertible preferred stock. The dilutive effect of stock options, warrants and preferred stock has been excluded from the determination of "basic" earnings per share and are only included in "diluted" earnings per share if their effects are not antidilutive. Shares of potentially dilutive securities totaled 3,804,834, 5,188,346 and 11,862,449 for the years ended December 31, 1999, 2000, and 2001, respectively.

  Principles of Consolidation

     Significant intercompany transactions and balances have been eliminated in the consolidation of the accounts of the companies.

  Use of Estimates

     The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

  Income Taxes

     Deferred income taxes are recognized for all temporary differences between the tax and financial bases of the Company's assets and liabilities, using the enacted tax laws and statutory rates applicable to the periods in which the differences are expected to affect taxable income.

                               NOMOS CORPORATION

  Recent Accounting Pronouncements

     In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138. SFAS No. 133, which was adopted by the Company as of January 1, 2001, establishes accounting and reporting standards for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. As the Company does not currently engage in derivative or hedging activities, the adoption of this standard did not impact our financial statements.

     In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. Statement 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives, and requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.

     The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002 for any prospective acquisitions. Application of the nonamortization provisions of the Statement will have no impact on net income in 2002 compared to 2001 because the Company has no goodwill as of December 31, 2001.

     In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supersedes SFAS No. 121 and provides a single accounting model for the disposition of long-lived assets. The new rules significantly change the criteria to classify an asset as held for sale. In addition, more dispositions will qualify for discontinued operations treatment in the income statement as the criteria for discontinued operations presentation is changed to a component of the business rather than a segment of the business. The Company is required to apply SFAS No. 144 as of January 1, 2002. The new rules are not anticipated to have a significant impact on the Company's financial statements.

3.  ACCOUNTS RECEIVABLE

     Accounts receivable consist of the following:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 2000         2001
                                                              ----------   ----------
Billed receivables..........................................  $2,389,584   $4,146,280
Unbilled receivables........................................     494,770      786,771
                                                              ----------   ----------
Total receivables...........................................   2,884,354    4,933,051
Allowance for doubtful accounts.............................    (131,917)     (43,238)
                                                              ----------   ----------
Net receivables.............................................  $2,752,437   $4,889,813
                                                              ==========   ==========

     Unbilled receivables represent recorded revenue that is billable by the Company at future dates based on contractual payment terms and is anticipated to be billed and collected within the twelve months following the balance sheet date.

     The Company's current sales terms typically provide for customer payment of 30% on order placement, 60% on shipment and 10% on customer acceptance, which by the terms of the Company's sales agreements generally occurs within 30 days after installation.

                               NOMOS CORPORATION

     Activity in the allowance for doubtful accounts is as follows:

Balance, January 1, 1999....................................  $     --
  Net charge to expense.....................................   119,246
  Amounts written off.......................................   (34,063)
                                                              --------
Balance, December 31, 1999..................................    85,183
  Net charge to expense.....................................   131,917
  Amounts written off.......................................   (85,183)
                                                              --------
Balance, December 31, 2000..................................   131,917
  Net charge to expense.....................................   (68,930)
  Amounts written off.......................................   (19,749)
                                                              --------
Balance, December 31, 2001..................................  $ 43,238
                                                              ========

4. MED-TEC ACQUISITION DEPOSIT

     In connection with the Company's attempt to acquire all the outstanding stock of Med-Tec Iowa, Inc. (Med-Tec) during 1998 and 1999, the Company paid $2,000,000 and $1,000,000, respectively, to Med-Tec as a deposit towards the acquisition in accordance with the terms of the acquisition agreement.

     During March 1999, Med-Tec refused to proceed with the acquisition. On March 22, 1999, the Company commenced a civil action to recover damages it incurred when Med-Tec refused to proceed with the acquisition. The damages claimed by the Company include the cash deposits paid totaling $3,000,000 and expenses incurred in performing its obligation under the acquisition agreement. Thereafter, Med-Tec commenced an action seeking a declaration judgment that it is not obligated to return the cash deposits totaling $3,000,000.

     As of December 31, 1999, management of the Company believed that the $3,000,000 was recoverable. However, during 2000, based upon the status of negotiations and litigation, management concluded that realization of this asset was no longer probable and provided an allowance of $3,000,000.

5. ROCS ACQUISITION AND DISCONTINUED OPERATION

     On January 28, 1999, the Company acquired all of the outstanding stock of Radiation Oncology Computer Systems, Inc. (ROCS) for $2,000,000 in cash and 282,500 shares of NOMOS common stock valued at $2,825,000.

     This transaction was accounted for as a purchase in accordance with Accounting Principles Board Opinion No. 16. The excess of the purchase price over the fair value of assets acquired and liabilities assumed of $5.1 million was recorded as goodwill and was being amortized over three years.

     The estimated fair values of the assets acquired and liabilities assumed of ROCS were allocated as follows:

Current assets..............................................  $1,459,549
Property and equipment......................................     302,582
Goodwill....................................................   5,090,583
Other long-term assets......................................     133,340
Current and long-term liabilities...........................   2,161,054

                               NOMOS CORPORATION

     The postacquisition operating results of ROCS were significantly less than that which was anticipated at the time of acquisition. As a result, management developed and commenced the execution of a restructuring plan that focused on cost reduction and producing, on a significantly reduced basis, the ROCS product line from the existing corporate facility rather than ROCS' leased facilities in California.

     As a result of the restructuring plan, the Company commenced the process of closing specific facilities and reducing substantially all the employees of ROCS. In accordance with EITF 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring), the 1999 statement of operations includes a charge of $738,799 (classified as discontinued operations) for the estimated ROCS severance of $426,527, office closure costs of $150,272, and lease termination costs of $162,000. As of December 31, 2000, all accrued restructuring costs were paid.

     Amortization of goodwill as of December 31, 1999 was $1,555,456. On December 31, 1999, management concluded that the goodwill of ROCS was impaired based upon undiscounted cash flows and wrote off the remaining balance of $3,535,127 in accordance with FASB 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

     On November 22, 2000, the Company sold the remaining operating business of ROCS to SSGI, Inc., a California corporation, for consideration of the total of 10% of all future revenues from current ROCS customers as defined in the purchase agreement within one year from November 22, 2000. The Company recorded an insignificant gain from the sale of ROCS based on the eventual sales price of $23,200.

     As a result of the disposition, the current and prior year financial statements were recast treating all activity associated with ROCS as discontinued operations in 1999 and 2000. From January 28, 1999 (the date of acquisition) to December 31, 1999 and the year ended December 31, 2000, ROCS had revenues of $4,518,070 and $1,948,326, respectively, and operating losses of $7,001,472 and $1,154,524, respectively.

6. PROPERTY AND EQUIPMENT

     Property and equipment are as follows:

                                                                   DECEMBER 31,
                                                             -------------------------
                                                                2000          2001
                                                             -----------   -----------
Equipment, primarily computers.............................  $ 1,668,462   $ 2,084,288
Furniture and fixtures.....................................      324,228       335,163
Leasehold improvements.....................................      196,354       229,835
Research equipment.........................................      291,290       291,290
Other......................................................      158,947       397,522
                                                             -----------   -----------
                                                               2,639,281     3,338,098
Less accumulated depreciation..............................   (2,258,779)   (2,481,846)
                                                             -----------   -----------
                                                             $   380,502   $   856,252
                                                             ===========   ===========

     Depreciation expense for the years ended December 31, 1999, 2000, and 2001 was approximately $328,000, $285,000, and $223,000, respectively.

7. INVESTMENT IN APMG

     On May 23, 1996, the Company executed a distribution agreement with American Pacific Medical Group, Limited (APMG) based in Hong Kong. The distribution agreement granted to APMG the exclusive

                               NOMOS CORPORATION
right to sell and distribute certain of the Company's products to territories primarily in the Asian markets. The share swap agreement had an initial term of five years.

     In accordance with the terms of the share swap agreement which was a part of the marketing arrangement, 148,931 shares of the Company's common stock were exchanged for 1,776,242 shares of APMG, representing 5% of the outstanding common stock of each company, on a fully diluted basis at the time of this transaction. The Company valued the elements of this transaction at $1,489,310, or $10 per share, which represented the estimated fair market value of the Company's common stock. The transaction value was allocated between the Investment in APMG and Deferred Marketing Commissions based upon estimated fair market values. The investment amount was recorded at cost. The prepaid marketing commission amount was being amortized on a straight-line basis over the term of the agreement or by an amount equal to 15% of sales revenue, whichever is greater. The amount to be amortized represented the marketing effort required to penetrate this geographical area.

     As of December 31, 1999, management determined that the potential cash inflows from the exclusive marketing arrangement were not significant enough to realize the recorded value of this intangible. As such, the remaining $450,306 was charged to operations in 1999.

     On December 31, 1999, an amendment of the original agreement was negotiated which provides for a reversal of the previous share swap. The 148,931 shares repurchased by the Company were recorded as treasury stock ($343,278) based upon the carrying cost assigned to the original investment in APMG. The Company terminated the distribution agreement on December 20, 2000.

8. LINES OF CREDIT AND RELATED PARTY DEBT

     On January 14, 1999, the Company entered into a $10,000,000 line of credit agreement with Citicorp Private Bank which was subsequently increased by an additional $2,000,000 bringing the total line of credit to $12,000,000. Borrowings under the line of credit accrued interest at a per annum rate equal to the bank's prime rate plus one-half of 1% and were guaranteed by a significant shareholder and his family. As of December 31, 1999, the Company received advances on the line of credit for the full $12,000,000. During 2000, the Company requested and received an increase of $2,000,000 from Citicorp Private Bank. Additionally, during 2000, the Company borrowed $3,750,000 directly from the significant shareholder and his family. In association with the shareholder loans, the Company paid a 5% fee to the stockholder's family ($395,000) with preferred stock (79,000 shares).

     On December 31, 2000, the aforementioned stockholder group (note holders) refinanced the entire line of credit with a note payable to this ownership group. The principal and accrued interest at December 31, 2000 was $17,750,000 and $522,910, respectively.

     On March 5, 2001, the note holders converted the unpaid principal balance of the notes totaling $17,750,000 and accrued interest totaling $588,200 into 3,667,640 shares of Series B convertible preferred stock. Accordingly, the note balances and accrued interest at December 31, 2000 have been included in noncurrent liabilities in the accompanying 2000 consolidated balance sheet.

     Interest expense on the aforementioned debt instruments during the years ended December 31, 1999, 2000, and 2001 was $918,688, $1,997,396, and $65,290,
respectively.

                               NOMOS CORPORATION

9. OPERATING LEASES

     The Company leases a facility in Sewickley, Pennsylvania, a suburb of Pittsburgh. Additionally, the Company has other property and equipment leases. Future minimum lease payments under noncancelable lease arrangements at December 31, 2001 are as follows:

2002........................................................  $  597,301
2003........................................................     514,908
2004........................................................     291,046
2005........................................................      26,370
                                                              ----------
                                                              $1,429,625
                                                              ==========

     Lease expense for 1999, 2000, and 2001 was approximately $735,000, $750,000, and $636,000, respectively.

10. INCOME TAXES

     The reconciliations of the effective income tax rates to the United States federal statutory tax rate follow:

                                                         YEAR ENDED DECEMBER 31,
                                                  -------------------------------------
                                                     1999          2000         2001
                                                  -----------   -----------   ---------
Statutory federal income tax rate...............  $(5,711,136)  $(4,036,539)  $  26,509
State rate, net of federal benefit..............     (425,323)     (182,082)      3,029
Tax credits.....................................     (216,307)     (237,168)   (152,500)
Nondeductible goodwill..........................    1,985,327            --          --
Nondeductible items.............................      610,618       215,486      69,320
Nondeductible stock compensation................           --            --     660,642
Change in valuation reserve.....................    3,756,821     4,240,303    (607,000)
                                                  -----------   -----------   ---------
                                                  $        --   $        --   $      --
                                                  ===========   ===========   =========

     SFAS No. 109 requires a valuation allowance to be recorded when it is more likely than not that deferred tax assets will not be realized. At December 31, 2001, a valuation allowance for the full amount of the net deferred tax asset was recorded because of uncertainties as to the amount of taxable income that would be generated in future years.

     As of December 31, 2001, the Company had net operating loss carryforwards and federal research tax credit carryforwards available to offset future federal taxable income with expiration dates as follows:

                                                                  NET         FEDERAL
                                                               OPERATING    RESEARCH TAX
                                                                LOSSES         CREDIT
                                                              -----------   ------------
2007 - 2011................................................   $19,117,000    $  618,000
2012 - 2016................................................     8,849,000       197,000
2017 - 2021................................................    25,963,000     1,329,000
                                                              -----------    ----------
                                                              $53,929,000    $2,144,000
                                                              ===========    ==========

     In accordance with the provisions of Internal Revenue Code Section 382, utilization of the Company's net operating loss carryforward is estimated to be limited to approximately $1.4 million per year. The net

                               NOMOS CORPORATION
operating loss carryforward expires in varying amounts from 2007 through 2021. In addition, the utilization of the Company's research and development credit is also limited in its use.

     The components of the Company's deferred tax assets are as follows:

                                                                  DECEMBER 31,
                                                           ---------------------------
                                                               2000           2001
                                                           ------------   ------------
Deferred tax assets:
  Net operating losses...................................  $ 20,181,000   $ 19,573,000
  Tax credit carryforwards...............................     1,893,000      2,173,000
  Deferred revenue.......................................       462,000        229,000
  Financial reserves.....................................     1,340,000      1,266,000
  Inventory..............................................       765,000        775,000
  Accrued vacation.......................................        63,000         76,000
  Depreciation and amortization..........................       169,000        174,000
                                                           ------------   ------------
Total current deferred tax assets........................    24,873,000     24,266,000
Less valuation allowance.................................   (24,873,000)   (24,266,000)
                                                           ------------   ------------
Net deferred tax assets..................................  $         --   $         --
                                                           ============   ============

11. CAPITALIZATION

  Common Stock

     As of December 31, 2001, the Company has 14,258,896 common stock shares reserved for future issuance of stock options, conversion of preferred stock and warrants.

  Series A Preferred Stock

     On August 4, 1999, August 17, 1999, and September 23, 1999, the Company held a first, second, and third closing on a Private Placement Memorandum (the Offering) for the sale of up to 1,000,000 shares of convertible preferred stock at $10 per share. Each share of preferred stock is convertible into one share of common stock of NOMOS Corporation. In addition, each investor received with each share of preferred stock a warrant to purchase one share of NOMOS Corporation common stock from a significant shareholder of the Company at an option price of one cent per share. On August 4, 1999, August 17, 1999, and September 23, 1999, the Company issued 281,400, 27,853, and 350,000 preferred shares, respectively. In addition, the September 23, 1999 holder of preferred stock was granted an additional 100,000 warrants for a total of 450,000. All of the warrants that had not been exercised expired in August 2001. As of December 31, 1999 and 2000, 659,253 of preferred shares were issued and 759,253 warrants were granted in conjunction with this offering. Of the 759,253 warrants, 454,253 had been exercised as of December 31, 1999 and 2000. The estimated fair market value of warrants to purchase common stock from a significant shareholder of the Company of $3,788,672 was calculated using the Black-Scholes value pricing model with the following assumptions: volatility of 41%, dividend yield of 0.0%, assumed forfeiture of 0.0%, an expected life of one year, and an average risk-free interest rate of 5.40%.

     Each share of Series A stock is convertible at any time at the option of the holder into 1.3605 shares of common stock (subject to future weighted average antidilution adjustment and adjustments for stock dividends, stock splits and combinations). In addition, the Series A stock will automatically be converted into common stock upon the closing of a qualified initial public offering, as defined by the Certificate of Incorporation.

                               NOMOS CORPORATION

  Series B Preferred Stock

     On March 5, 2001, the Company issued 3,667,640 shares of Series B stock at $5.00 per share for net proceeds of $18,298,259 in connection with the conversion of notes payable to shareholders (see Note 8 for further explanation).

     Each share of Series B stock is convertible at any time at the option of the holder into one share of common stock (subject to weighted average antidilution adjustment and adjustments for stock dividends, stock splits, and combinations). In addition, the Series B stock will automatically be converted into common stock upon the closing of a qualified initial public offering, as defined by the Certificate of Incorporation.

  Series C Redeemable Convertible Preferred Stock

     On March 2, 2001 and March 27, 2001, the Company issued 1,680,000 and 952,219 shares, at $1.786 per share, of Series C stock for net proceeds of $4,636,197 in connection with the issuance.

     The holders of Series C are entitled to receive a cumulative cash dividend at the compounded rate of ten percent per share per annum at $1.786. Such dividends shall accrue from the date of issue, whether or not earned or declared and whether or not in any fiscal year there shall be net profits or surplus available for the payment of dividends in such fiscal year.

     Each share of Series C stock is convertible at any time at the option of the holder into one share of common stock (subject to weighted average antidilution adjustment and adjustments for stock dividends, stock splits and combinations). In addition, the Series C stock will automatically be converted into common stock upon the closing of a qualified initial public offering, as defined by the Certificate of Incorporation.

 Redemption Call Rights, Voting Rights and Liquidation of Preferred Stock

     The holders of at least fifty percent of the outstanding Redeemable Convertible Preferred Series C stock may require the Company to redeem such stock at any time after the earlier to occur of (i) March 2, 2004, or (ii) the effective date of a consolidation or merger of the corporation with or into any other corporation or corporations that constitutes a disposition of the entire corporation, or a sale of all or substantially all of the assets of the corporation. In the event of any such call, the Company shall redeem the shares of Series C Preferred stock at a redemption price equal to $3.30 per share plus all dividends accrued or declared but unpaid. If electing holders elect a redemption pursuant to (i) above, the Company may elect in writing to defer the redemption of up to fifty percent (50%) of the Series C for a period of one year from the date of receipt of the holders' request.

     During the ninety-day period immediately following March 2, 2004, the Company may elect to repurchase all, but not less than, all of the shares of the Series C at a redemption price equal to $3.93 per share plus all dividends accrued or declared but unpaid, by not giving less than thirty days prior written notice to the Preferred Series C holders.

     The holders of preferred stock vote on matters on an as-converted basis; i.e., each share of preferred stock carries the number of votes equal to the number of shares of common stock into which it is convertible.

     In the event of any liquidation, dissolution, or winding up of the Company, the holders of Preferred Series C stock shall be entitled to be paid first out of the assets of the Company, then the holders of Preferred Series A and Series B stock shall rank on parity before any distribution to the common stockholders.

     The Board of Directors has authorized the Company to file a Registration Statement with the Securities and Exchange Commission permitting the Company to sell shares of common stock in an initial public offering (IPO). If the IPO is consummated as presently anticipated, all shares of Series A, Series B and

                               NOMOS CORPORATION

Series C preferred stock (Preferred Shares) will automatically convert into 7,304,605 shares of the Company's common stock at various conversion ratios. The unaudited pro forma impact of these conversions as of December 31, 2001 is set forth as follows:

                                                                DECEMBER 31, 2001
                                                           ---------------------------
                                                                           UNAUDITED
                                                           AS REPORTED     PRO FORMA
                                                           ------------   ------------
Redeemable convertible Series C preferred stock..........  $  5,862,083   $         --
Stockholders' equity (deficiency):
  Series A convertible preferred stock; $.0001 par value;
     1,000,000 shares authorized; 738,253 shares issued
     and outstanding in 2001.............................  $         74   $         --
  Series B convertible preferred stock; $.0001 par value,
     4,000,000 shares authorized; 3,667,960 shares issued
     and outstanding in 2001.............................           367             --
  Common stock; $.0001 par value; 25,000,000 shares
     authorized; 6,872,671 and 14,177,276 shares issued
     in 2001 and pro forma, respectively.................           687          1,418
  Deferred stock-based compensation......................      (834,397)      (834,397)
  Paid-in capital........................................    78,298,962     84,160,755
  Accumulated deficit....................................   (76,171,245)   (76,171,245)
  Treasury stock at cost--148,931 common shares..........      (343,278)      (343,278)
                                                           ------------   ------------
Total stockholders' equity...............................  $    951,170   $  6,813,253
                                                           ============   ============

12.  STOCK OPTIONS AND WARRANTS

  Stock Options

     Under the terms of the Company's 2001 Stock Option Plan (the Plan), grants of incentive and nonqualified stock options to employees and directors of the Company can be made for up to 7,000,000 shares of common stock. Options issued under the Plan expire ten years from date of grant, vest generally over a three- to six-year period, and are adjusted for pro rata stock splits or dividends. All grants of incentive stock options under the Plan are exercisable at prices that are at least 100% of the fair market value of the Company's common stock at the date of grant, as determined by the Board of Directors. The Plan provides that the payment for the shares must be in cash.

     Of the 3,761,816 stock options outstanding at December 31, 2001, the vesting of 713,623 stock options could be accelerated if (1) the fair market value of the Company's common stock reaches $30 per share, as evidenced by the first of the following events: (i) if the Company's common stock is publicly traded, when the average ten-day trading price equals or exceeds $30 per share;
(ii) the Company's completion of an offering of its common stock priced at $30 or more per share, pursuant to which the Company raises at least $10 million; or
(iii) an arm's-length sale of common stock by the Company (in which the Company raises at least $3,000,000) to investors at $30 or more per share that include an unaffiliated third party or parties; or (2) an acquisition of 50% or more of the common stock of the Company at a per share valuation of $30 or more by an unrelated entity or person.

                               NOMOS CORPORATION

     The following table summarizes option activity for common stock under the
Plans:

                                                                                   WEIGHTED
                                                   OPTIONS        RANGE OF         AVERAGE
                                                 OUTSTANDING   EXERCISE PRICE   EXERCISE PRICE
                                                 -----------   --------------   --------------
Balance at January 1, 1999.....................   1,318,366       $  5-$10          $9.97
Activity for 1999:
Granted........................................   2,136,500       $      5          $   5
Exercised......................................          --             --             --
Forfeitures....................................    (597,250)      $  5-$10          $9.80
                                                 ----------       --------          -----
Balance at December 31, 1999...................   2,857,616       $      5          $   6
                                                 ----------       --------          -----
Activity for 2000:
  Granted......................................   1,704,350       $    .50          $ .50
  Exercised....................................          --             --             --
  Forfeitures..................................    (389,150)      $.50-$10          $9.36
                                                 ----------       --------          -----
Balance at December 31, 2000...................   4,172,816       $.50-$10          $2.44
                                                 ----------       --------          -----
Activity for 2001:
  Granted......................................     792,000       $ .50-$2          $1.26
  Exercised....................................  (1,192,168)      $    .50          $ .50
  Forfeitures..................................     (10,832)      $    .50          $ .50
                                                 ----------       --------          -----
Balance at December 31, 2001...................   3,761,816       $.50-$10          $2.81
                                                 ==========       ========          =====

     The Company has elected to follow APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its employee stock options. Under APB 25, during 1999, 2000, and 2001 because the exercise price of the Company's employee stock option grants equaled the market price of the underlying stock on the date of grant, no compensation expense was recognized. On November 19, 1999 and December 15, 2000, the Company repriced the exercise price of all outstanding stock options from $10 to $5 and then to $.50 per share. The repricing of these options results in variable treatment of these grants. Changes in the fair value of the Company's stock through the exercise date (or expiration) of the option will result in compensation expense to the extent that the exercise price is exceeded by the fair value of the Company's common stock. This compensation expense is allocated over the remaining vesting period of the options. During 2001, $1,786,127 was recorded as compensation expense because the fair value of the stock was determined to be in excess of the exercise price.

     Had compensation cost for the Company's stock option plan been determined based on the fair value of the instruments at the date of grant, as prescribed under SFAS 123, the Company's net income (loss) for each of the years ended December 31, 1999, 2000, and 2001 would have been increased to the following pro forma amounts:

                                                   1999           2000          2001
                                               ------------   ------------   -----------
Net income (loss) from continuing
  operations.................................  $ (9,316,049)  $(10,378,443)  $    75,741
Pro forma net loss from continuing
  operations.................................  $(11,918,203)  $(11,471,225)  $(1,921,804)
Net loss per share as reported--basic and
  diluted....................................  $      (1.83)  $      (1.88)  $     (0.20)
Pro forma net loss per share--basic and
  diluted....................................  $      (2.34)  $      (2.08)  $     (0.56)

     The weighted average remaining contractual life of the options at December 31, 2001 was approximately seven years. The weighted average fair value of options granted during the year ended December 31, 2001 was approximately $1.26 per option.

                               NOMOS CORPORATION

     The fair value for the options was estimated at the date of grant using the FASB Minimum Value Method option pricing model with the following assumptions for 1999, 2000, and 2001: dividend yield of 0%, risk-free interest rate of 5.4%, 6%, and 3.6%, respectively, and an expected life of three years.

  Warrants Issued by the Company

                                                           WARRANTS
                                                     ---------------------    EXERCISE
                                                     ISSUED    OUTSTANDING      PRICE
                                                     -------   -----------   -----------
Balance at December 31, 1998.......................  222,106     222,106     $  0.50-$15
Activity for 1999:
Issued.............................................   65,925      65,925     $4.44-$7.17
Exercised..........................................       --          --              --
                                                     -------     -------     -----------
Balance at December 31, 1999.......................  288,031     288,031     $  0.50-$15
Activity for 2000:
  Issued...........................................       --          --              --
  Exercised........................................       --          --              --
  Expired..........................................  (10,688)    (10,688)    $     10.00
                                                     -------     -------     -----------
Balance at December 31, 2000 and 2001..............  277,343     277,343     $  0.50-$15
                                                     =======     =======     ===========

     The warrants included in the above presentation were granted to various brokerage firms in connection with the private placement of the Company's securities. These warrants expire in varying amounts from 2002 through 2004. Of the 277,343 warrants outstanding, 177,343 have antidilution rights with respect to the warrants' exercise price. The exercise price ranges in the above table have been recast for all periods presented for these antidilution provisions.

13.  EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share:

                                                        YEAR ENDED DECEMBER 31,
                                               -----------------------------------------
                                                   1999           2000          2001
                                               ------------   ------------   -----------
Numerator:
  Net income (loss)--continuing operations...  $ (9,316,049)  $(10,378,443)  $    75,741
  Net income (loss)--discontinued
     operations..............................    (7,001,472)    (1,154,524)           --
  Less preferred dividends...................            --             --    (1,225,888)
                                               ------------   ------------   -----------
  Numerator for basic and diluted earnings
     per share--net loss applicable to common
     stock...................................   (16,317,521)   (11,532,967)   (1,150,147)
Denominator:
  Denominator for basic and diluted earnings
     per share--weighted average shares......     5,083,026      5,510,575     5,627,195
Net (loss) income per share:
  Net loss--continuing operations............  $      (1.83)  $      (1.88)  $     (0.20)
  Net income (loss)--discontinued
     operations..............................         (1.38)          (.21)           --
                                               ------------   ------------   -----------
Basic and diluted net loss per share.........  $      (3.21)  $      (2.09)  $     (0.20)
                                               ============   ============   ===========

14.  EMPLOYEE BENEFIT PLAN

     The Company has a Section 401(k) Savings Plan (the Plan) that allows employees to contribute up to 15% of their annual compensation, subject to statutory limitations. Company contributions to the Plan are discretionary. During 1999, 2000, and 2001, the Company recorded approximately $0, $0, and $93,000, respectively, in expense for contributions to the Plan.

                              [INSIDE BACK COVER]

           This page reads: "HOW WILL WE CHANGE RADIATION NEXT?(TM)".

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                            SHARES

                             NOMOS CORPORATION LOGO

                                  COMMON STOCK

                         -----------------------------

                                   PROSPECTUS
                         -----------------------------

                                    SG COWEN

                               CIBC WORLD MARKETS

                                          , 2002

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of common stock being registered. All amounts are estimates except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

                                                              AMOUNT
                                                              TO BE PAID
                                                              ----------
Securities and Exchange Commission registration fee.........   $ 4,600
NASD filing fee.............................................   $ 5,500
Nasdaq National Market listing fee..........................   $     *
Printing and engraving expenses.............................   $     *
Legal fees and expenses.....................................   $     *
Accounting fees and expenses................................   $     *
Blue Sky qualification fees and expenses....................   $     *
Transfer Agent and Registrar fees...........................   $     *
Miscellaneous fees and expenses.............................   $     *
                                                               -------
          Total.............................................   $     *
                                                               =======

*  To be filed by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 102(b)(7) of the Delaware General Corporation Law permits a corporation, in its certificate of incorporation, to limit or eliminate, subject to certain statutory limitations, the liability of directors to the corporation or its stockholders for monetary damages for breaches of fiduciary duty, except for liability (a) for any breach of the director's duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under
Section 174 of the Delaware General Corporation Law, or (d) for any transaction from which the director derived an improper personal benefit.

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended. Our amended and restated certificate of incorporation (Exhibit 3.1(b) hereto) and amended and restated bylaws (Exhibit 3.2(b) hereto) provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by Section 102(b)(7) of the Delaware General Corporation Law.

     The Form of Underwriting Agreement (Exhibit 1.1) also provides for cross-indemnification among us and the underwriters with respect to certain matters, including matters arising under the Securities Act of 1933.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Set forth below in chronological order is information regarding our sales of unregistered securities since December 31, 1998. These issuances were made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as transactions by an issuer not involving any public offering.

     - In January 1999, we issued 282,500 shares of common stock to the two principal shareholders of Radiation Oncology Computer Systems, Inc., a company we acquired on January 29, 1999. These shares were issued as partial consideration for such acquisition, and were valued at approximately $10.00 per share.

     - In August 1999, we sold a total of 309,253 shares of our Series A preferred stock to 31 investors for an aggregate consideration of $3,092,530. Each of the investors in this offering also received an option from our largest stockholder, John A. Friede, to purchase from Mr. Friede at an exercise price of $.01 per share, that number of common shares equal to the number of Series A preferred shares purchased by such investor. Sunrise Securities Corp. acted as placement agent in connection with this offering and received a cash commission of $247,402. Sunrise also received warrants to purchase 30,925 shares of common stock at an initial exercise price of $10.00 per share.

     - In September 1999, we sold a total of 350,000 shares of our Series A preferred stock to Cross-Atlantic Partners, Cross Atlantic Partners II and Cross Atlantic Partners III for an aggregate consideration of $3,500,000. Each of these investors also received an option from our largest stockholder, John A. Friede, to purchase from Mr. Friede at an exercise price of $.01 per share, that number of common shares equal to product obtained by multiplying 1.2857 by the number of Series A preferred shares purchased by such investor. Sunrise Securities Corp. acted as placement agent in connection with this offering and received a cash commission of $280,000. Sunrise also received warrants to purchase 35,000 shares of common stock at an initial exercise price of $10.00 per share.

     - In November and December 1999, we sold 400,000 shares of common stock to John A. Friede for an aggregate consideration of $2,000,000.

     - In 1999, we granted options to purchase an aggregate of approximately 2,136,500 shares of common stock (excluding repricings) to our officers, directors, consultants and employees. We did not receive any cash consideration for the grant of these options. These options were granted in reliance on the exemption from registration provided by Section 4(2) and Rule 701 of the Securities Act of 1933.

     - In January and February 2000, we sold 200,000 shares of common stock to John A. Friede for an aggregate consideration of $1,000,000.

     - From March 1, 2000 through October 17, 2000, we issued 79,000 shares of Series A preferred stock to John A. Friede and members of his family as compensation for loans made by Mr. Friede and his family members.

     - On November 13, 2000, we issued 7,500 shares of common stock to Cognos*centi Corp. in connection with a settlement agreement entered into between us and Cognos*centi Corp. In consideration of this issuance, Cognos*centi agreed to waive all claims it may have had against us and to terminate an option to purchase 20,000 shares of common stock, which we had previously issued.

     - In 2000, we granted options to purchase an aggregate of approximately 1,704,350 shares of common stock (excluding repricings and replacements) to our officers, directors, consultants and employees. We did not receive any cash consideration for the grant of these options. These options were granted in reliance on the exemption from registration provided by
       Section 4(2) and Rule 701 of the Securities Act of 1933.

     - On March 5, 2001, we sold 3,667,640 shares of Series B preferred stock to John A. Friede in consideration of the cancellation of indebtedness we owed to Mr. Friede and to members of his family in the aggregate amount of $18,338,200. We also sold 320 shares of Series B preferred stock to one accredited investor on March 29, 2001, pursuant to participation rights, for an aggregate consideration of $1,600.

     - In March of 2001, we sold a total of 2,632,219 shares of Series C preferred stock to 15 investors for an aggregate consideration of $4,701,143.

     - In 2001, we granted options to purchase an aggregate of approximately 792,000 shares of common stock to our officers, directors, consultants and employees. We did not receive any consideration for the grant of these options. The options were granted in reliance on the exemption from registration provided by Section 4(2) and Rule 701 of the Securities Act of 1933.

     - Between January 1, 2002 and March 31, 2002, we granted options to purchase an aggregate of approximately 265,000 shares of common stock to our officers, directors, consultants and employees. We did not receive any cash consideration for the grant of these options. These options were granted in reliance on the exemption from registration provided by
       Section 4(2) and Rule 701 of the Securities Act of 1933.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

 NUMBER                            DESCRIPTION
 ------                            -----------
 1.1       Form of Underwriting Agreement.
 2.1       Agreement and Plan of Merger dated January 15, 1999 with
           Radiation Oncology Computer Systems, Inc. and certain of its shareholders (excluding schedules and exhibits which
           registrant agrees to furnish supplementally to the
           Commission upon request).
 3.1(a)    Registrant's Amended and Restated Certificate of
           Incorporation (to be replaced by Exhibit 3.1(b) upon the
           closing of this offering).
 3.1(b)    Form of registrant's Amended and Restated Certificate of
           Incorporation (to be effective upon the closing of this
           offering).
 3.2(a)    Registrant's Amended and Restated Bylaws (to be replaced by
           Exhibit 3.2(b) upon the closing of this offering).
 3.2(b)    Form of registrant's Amended and Restated Bylaws (to be
           effective upon the closing of this offering).
 4.1*      Form of specimen common stock certificate.
 5.1*      Opinion of Cohen & Grigsby, P.C. as to the legality of the securities being registered.
10.1       Form of Amended and Restated Registration Rights Agreement.
10.2(a)    Shareholder Agreement dated March 2, 2001 among registrant and certain of its shareholders.
10.2(b)    First Amendment and Joinders to Shareholder Agreement dated
           March 26, 2001 among registrant and certain of its
           stockholders.
10.2(c)*   Second Amendment to Shareholder Agreement dated        ,
           2002 among registrant and certain of its stockholders.
10.3(a)    Letter Agreement dated September 28, 1999 with Cross
           Atlantic Partners entities.
10.3(b)*   Amendment to Letter Agreement with Cross Atlantic Partner
           entities dated        , 2002.
10.4       1993 Stock Option Plan, as amended.
10.5(a)    1999 Stock Option Plan.
10.5(b)    Amendment to 1999 Stock Option Plan.
10.6       2001 Stock Option Plan.
10.7       Lease Agreement dated May 17, 2001 with Sippel Enterprises
           L.P.
10.8       Agreement for Warehouse Space dated August 18, 1994 with
           Spectra Development Co.
10.9(a)    Lease Agreement dated August 18, 1994 with Spectra
           Development Co.
10.9(b)    Amendment to Lease Agreement dated April 10, 1995 with
           Spectra Development Co.
10.9(c)    Second Amendment to Lease Agreement dated June 25, 1996 with
           Spectra Development Co.
10.9(d)    Third Amendment to Lease Agreement dated September 19, 1996 with Spectra Development Co.
10.9(e)    Fourth Amendment to Lease Agreement June 29, 2001 with
           Spectra Development Co. and Correction to Fourth Amendment
           to Lease Agreement dated February 28, 2002.
10.10      Letter agreement with John A. Friede regarding employment.
10.11      Letter agreement with John W. Manzetti regarding employment.

 NUMBER                            DESCRIPTION
 ------                            -----------
10.12*     Employment agreement with William W. Wells and compensation letter.
10.13      Employment agreement with Joseph M. Argyros and compensation letter.
10.14++    Employment agreement with Frederick L. Marroni and
           compensation letter.
10.15      Employment agreement with David J. Haffner.
10.16(a)   Share Repurchase Agreement with John A. Friede.
10.16(b)   Share Repurchase Agreement with Paul A. Brooke.
10.16(c)   Share Repurchase Agreement with Cross Atlantic Partners,
           Inc.
10.17++    License Agreement dated May 15, 1995 with Wisconsin Alumni
           Research Foundation.
10.18(a)   Patent License Agreement dated October 21, 1998 with the
           Board of Regents of the University of Texas System.
10.18(b)   Amendment No. 1 to Patent License Agreement dated February
           28, 2002 with the Board of Regents of the University of
           Texas System.
10.19(a)   License Agreement dated July 20, 1999 with The Regents of
           the University of California (Lawrence Livermore National
           Laboratory).
10.19(b)   Amendment One to License Agreement dated June 23, 2000 with the Regents of the University of California (Lawrence
           Livermore National Laboratory).
10.19(c)*  Amendment Two to License Agreement with the Regents of the
           University of California (Lawrence Livermore National
           Laboratory)
10.20      Software License Agreement dated March 27, 2000 with
           National Research Council of Canada (BEAM 99 computer
           software).
10.21++    Resellers Agreement dated October 18, 2000 with Elekta
           Oncology Systems Ltd.
10.22++    Distribution Agreement dated May 18, 2001 with Lynmed
           Systems, Inc.
10.23++    Distributor Agreement dated June 1, 2000 with Unison
           Company, Ltd.
10.24      Interoperability Agreement dated September 23, 2001 with
           IMPAC Medical Systems.
21.1       Subsidiaries of the registrant.
23.1       Consent of Ernst & Young, LLP, Independent Accountants.
23.2*      Consent of Cohen & Grigsby, P.C. (included in Exhibit 5.1).
24.1       Power of Attorney (included on signature page of this
           registration statement).

---------------

* To be filed by amendment

++ Material has been omitted pursuant to a request for confidential treatment and such material has been filed separately with the SEC.

     (b) Financial Statement Schedules. All financial statement schedules have been omitted because they are inapplicable or are not required under applicable provisions of Regulation S-X, or because the information that would otherwise be included in such schedules is contained in the registrant's financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania, on April 29, 2002.

                                          NOMOS CORPORATION
                                           (Registrant)

                                          By:       /s/ JOHN W. MANZETTI
                                            ------------------------------------
                                                      John W. Manzetti
                                               President and Chief Executive
                                                           Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, jointly and severally, John W. Manzetti and David J. Haffner and each of them, as his true and lawful attorney-in-fact, with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and any and all Registration Statements filed pursuant to Rule 462 under the Securities Act of 1933, in connection with or related to the offering contemplated by this Registration Statement and its amendments, if any, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said Registration Statement.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                    SIGNATURE                                     CAPACITY                      DATE
                    ---------                                     --------                      ----

               /s/ JOHN W. MANZETTI                  President and Chief Executive         April 29, 2002
 ------------------------------------------------    Officer
                 John W. Manzetti                    (Principal Executive Officer)


               /s/ DAVID J. HAFFNER                  Vice President, Finance and           April 29, 2002
 ------------------------------------------------    Administration
                 David J. Haffner                    (Principal Financial and Accounting
                                                     Officer)


                /s/ JOHN A. FRIEDE                   Director and Chairman                 April 25, 2002
 ------------------------------------------------    of the Board
                  John A. Friede


                /s/ PAUL A. BROOKE                   Director                              April 29, 2002
 ------------------------------------------------
                  Paul A. Brooke


                /s/ JOHN L. CASSIS                   Director                              April 29, 2002
 ------------------------------------------------
                  John L. Cassis


              /s/ ANDREW A. GIORDANO                 Director                              April 26, 2002
 ------------------------------------------------
                Andrew A. Giordano


                 /s/ PRESTON TSAO                    Director                              April 29, 2002
 ------------------------------------------------
                   Preston Tsao

                                 EXHIBIT INDEX

 NUMBER                            DESCRIPTION
 ------                            -----------
 1.1       Form of Underwriting Agreement.
 2.1       Agreement and Plan of Merger dated January 15, 1999 with
           Radiation Oncology Computer Systems, Inc. and certain of its shareholders (excluding schedules and exhibits which
           registrant agrees to furnish supplementally to the
           Commission upon request).
 3.1(a)    Registrant's Amended and Restated Certificate of
           Incorporation (to be replaced by Exhibit 3.1(b) upon the
           closing of this offering).
 3.1(b)    Form of registrant's Amended and Restated Certificate of
           Incorporation (to be effective upon the closing of this
           offering).
 3.2(a)    Registrant's Amended and Restated Bylaws (to be replaced by
           Exhibit 3.2(b) upon the closing of this offering).
 3.2(b)    Form of registrant's Amended and Restated Bylaws (to be
           effective upon the closing of this offering).
 4.1*      Form of specimen common stock certificate.
 5.1*      Opinion of Cohen & Grigsby, P.C. as to the legality of the securities being registered.
10.1       Form of Amended and Restated Registration Rights Agreement.
10.2(a)    Shareholder Agreement dated March 2, 2001 among registrant and certain of its shareholders.
10.2(b)    First Amendment and Joinders to Shareholder Agreement dated
           March 26, 2001 among registrant and certain of its
           stockholders.
10.2(c)*   Second Amendment to Shareholder Agreement dated        ,
           2002 among registrant and certain of its stockholders.
10.3(a)    Letter Agreement dated September 28, 1999 with Cross
           Atlantic Partners entities.
10.3(b)*   Amendment to Letter Agreement with Cross Atlantic Partner
           entities dated        , 2002.
10.4       1993 Stock Option Plan, as amended.
10.5(a)    1999 Stock Option Plan.
10.5(b)    Amendment to 1999 Stock Option Plan.
10.6       2001 Stock Option Plan.
10.7       Lease Agreement dated May 17, 2001 with Sippel Enterprises
           L.P.
10.8       Agreement for Warehouse Space dated August 18, 1994 with
           Spectra Development Co.
10.9(a)    Lease Agreement dated August 18, 1994 with Spectra
           Development Co.
10.9(b)    Amendment to Lease Agreement dated April 10, 1995 with
           Spectra Development Co.
10.9(c)    Second Amendment to Lease Agreement dated June 25, 1996 with
           Spectra Development Co.
10.9(d)    Third Amendment to Lease Agreement dated September 19, 1996 with Spectra Development Co.
10.9(e)    Fourth Amendment to Lease Agreement June 29, 2001 with
           Spectra Development Co. and Correction to Fourth Amendment
           to Lease Agreement dated February 28, 2002.
10.10      Letter agreement with John A. Friede regarding employment.
10.11      Letter agreement with John W. Manzetti regarding employment.
10.12*     Employment agreement with William W. Wells and compensation letter.
10.13      Employment agreement with Joseph M. Argyros and compensation letter.
10.14++    Employment agreement with Frederick L. Marroni and
           compensation letter.
10.15      Employment agreement with David J. Haffner.
10.16(a)   Share Repurchase Agreement with John A. Friede.
10.16(b)   Share Repurchase Agreement with Paul A. Brooke.
10.16(c)   Share Repurchase Agreement with Cross Atlantic Partners,
           Inc.
10.17++    License Agreement dated May 15, 1995 with Wisconsin Alumni
           Research Foundation.

 NUMBER                            DESCRIPTION
 ------                            -----------
10.18(a)   Patent License Agreement dated October 21, 1998 with the
           Board of Regents of the University of Texas System.
10.18(b)   Amendment No. 1 to Patent License Agreement dated February
           28, 2002 with the Board of Regents of the University of
           Texas System.
10.19(a)   License Agreement dated July 20, 1999 with The Regents of
           the University of California (Lawrence Livermore National
           Laboratory).
10.19(b)   Amendment One to License Agreement dated June 23, 2000 with the Regents of the University of California (Lawrence
           Livermore National Laboratory).
10.19(c)*  Amendment Two to License Agreement with the Regents of the
           University of California (Lawrence Livermore National
           Laboratory)
10.20      Software License Agreement dated March 27, 2000 with
           National Research Council of Canada (BEAM 99 computer
           software).
10.21++    Resellers Agreement dated October 18, 2000 with Elekta
           Oncology Systems Ltd.
10.22++    Distribution Agreement dated May 18, 2001 with Lynmed
           Systems, Inc.
10.23++    Distributor Agreement dated June 1, 2000 with Unison
           Company, Ltd.
10.24      Interoperability Agreement dated September 23, 2001 with
           IMPAC Medical Systems.
21.1       Subsidiaries of the registrant.
23.1       Consent of Ernst & Young, LLP, Independent Accountants.
23.2*      Consent of Cohen & Grigsby, P.C. (included in Exhibit 5.1).
24.1       Power of Attorney (included on signature page of this
           registration statement).

---------------

* To be filed by amendment

++ Material has been omitted pursuant to a request for confidential treatment and such material has been filed separately with the SEC.